UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number: 001-40973

AirSculpt Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**87-1471855**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1111 Lincoln Road, Suite 802	
Miami Beach, FL	**33139**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(786) 709-9690**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.001 per share	AIRS	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common shares held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $52.7 million.

The registrant had 58,574,516 shares of common stock outstanding as of March 13, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in the sections titled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures About Market Risk" and in other sections of this Annual Report on Form 10-K that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. You are cautioned that there are important risks and uncertainties, many of which are beyond our control, that could cause our actual results, level of activity, performance or achievements to differ materially from the projected results, level of activity, performance or achievements that are expressed or implied by such forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Our future results could be affected by a variety of other factors, including, but not limited to, failure to stabilize same-store performance; not being able to optimize our marketing investment, go-to market strategy and sales process; not having the ability to expand our financing options for consumers; being unsuccessful in further product innovations; failure to operate centers in a cost-effective manner; increased competition in the weight loss and obesity solutions market, including as a result of the recent regulatory approval, increased market acceptance, availability and customer awareness of weight-loss drugs; shortages or quality control issues with third-party manufacturers or suppliers; competition for surgeons; litigation or medical malpractice claims; inability to protect the confidentiality of our proprietary information; changes in the laws governing the corporate practice of medicine or fee-splitting; changes in the regulatory, macroeconomic conditions, including inflation and the threat of recession, economic and other conditions of the states and jurisdictions where our facilities are located; and business disruption or other losses from natural disasters, war, pandemic, terrorist acts or political unrest.

We discuss many of these risks and uncertainties in the section titled "Item 1A. Risk Factors" of this Annual Report on Form 10-K and in other filings we make from time to time with the U.S. Securities and Exchange Commission. There also may be other risks and uncertainties that are currently unknown to us or that we are unable to predict at this time.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date they were made, which are inherently subject to change, and we are under no duty and we assume no obligation to update any of the forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, after the date of this Annual Report on Form 10-K to conform our prior statements to actual results or revised expectations, except as required by law. Given these uncertainties, investors should not place undue reliance on these forward-looking statements.

Part I

Item 1. Business

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "AirSculpt," "we," "us" and "our" refer to AirSculpt Technologies, Inc. and its consolidated subsidiaries and the Professional Associations (as defined hereinafter).

Our Company

AirSculpt is a next-generation body contouring treatment designed to optimize both comfort and precision, available exclusively at AirSculpt offices. The minimally invasive procedure removes fat and tightens skin, while sculpting targeted areas of the body, allowing for quick healing with minimal bruising, tighter skin, and precise results.

We believe our treatment results and elite patient experience have positioned AirSculpt as a preferred body contouring brand. We performed 14,036 body contouring procedures in 2024. Our proprietary and patented AirSculpt® method is minimally invasive because it requires no needle, no scalpel, no stitches and no general anesthesia to achieve transformational change that appears both natural and smooth. Our patients are guided by surgeons, nurses and patient care consultants through every step of the experience.

We have a broad offering of fat removal procedures across treatment areas. We also offer innovative fat transfer procedures that use the patient's own fat cells to enhance the breasts, buttocks, hips or other areas and do not require silicone or foreign materials to be implanted. Our innovative body contouring procedures include the Power BBL®, a Brazilian butt lift procedure, the Up a Cup™, a breast enhancement procedure, and the Hip Flip™, an hourglass contouring procedure. Our motivation to provide the best body contouring outcomes for our patients fuels our innovation.

Further, the Company introduced AirSculpt® + and AirSculpt® Smooth in fiscal year 2022. AirSculpt® + permanently removes fat and tightens the skin with unparalleled precision and finesse. Patients first target any area containing excess fat with AirSculpt®, then have that same area treated with a technology that instantly tightens skin and improves laxity. This advanced, minimally invasive treatment combines helium gas and radiofrequency energy to create a plasma specially equipped to correct sagging skin and restore a youthful, natural appearance. AirSculpt® Smooth delivers effective and long-lasting cellulite reduction with one single treatment. AirSculpt® Smooth uses an advanced cellulite removal tool, which is FDA-cleared to target cellulite on the buttocks and thighs. Results appear almost instantly, and because AirSculpt® Smooth is heat-free, it can be used on any skin type.

Our treatment results—highlighted by a vast gallery of "before and after" photos across gender, body shape and treatment areas—are a powerful tool to build our brand through digital marketing on our website and social media accounts. We also leverage AirSculpt® TV, which takes viewers into procedure rooms to watch our surgeons use AirSculpt® body contouring procedure to achieve dramatic results and hear patient testimonials. We utilize celebrity and influencer endorsements, as well as word-of-mouth referrals, to drive new patient acquisition.

We deliver our body contouring procedures through a growing, nationwide footprint of 32 centers across 20 U.S. states, Canada, and the United Kingdom as of March 14, 2025. Our centers, located in metropolitan and suburban areas, offer a premium patient experience and luxurious, spa-like atmosphere. Due to restrictions on the corporate practice of medicine in many states, the professional associations (each, a "Professional Association," and collectively, the "Professional Associations") owned by the surgeons that operate our centers are responsible for all clinical aspects of the medical operations that take place in each of our centers, including contracting with the surgeons who perform procedures on patients at our centers.

We are a holding company and all of our operations are conducted through the Professional Associations and our wholly-owned subsidiaries, which own and operate the non-clinical assets and provide Management Services to the Professional Associations through Management Service Agreements ("MSAs").

The value proposition provided by our services results in exceptional unit-level economics, which in turn helps to support predictable and recurring revenue and attractive cash flow. Additionally, we require 100% private pay upfront and, therefore, face no reimbursement risk.

Under the stewardship of our founder and Executive Chairman of our board of directors, Dr. Aaron Rollins, our Lead Independent Director, Adam Feinstein, and the other management team members, we have built a culture focused on achieving the best results for our patients. For the year ended December 31, 2024, we generated $180.4 million of revenue compared to $195.9 million for the year ended December 31, 2023, which represents a decline of approximately 7.9%.

Given the recent decline in revenue, our focus will be stabilizing revenue growth through optimizing our marketing investment, improving our go-to-market and sales strategies, expanding consumer financing offerings and focusing on new product innovation. In January 2025, the Company hired a new Chief Executive Officer, Yogi Jashnani, with over 20 years of experience in the aesthetics, retail and finance industries and significant experience in driving revenue growth through strategic initiatives. We believe that Mr. Jashnani's industry knowledge, as well as his leadership experience, will provide value in driving initiatives forward to return to revenue growth. We are focusing our marketing spend on techniques that have proven successful for us in the past using a returns-based approach and are also testing new areas such as online video, and other social marketing channels under the direction of our new Chief Digital Officer. The Company has also hired a new Chief Sales Officer dedicated to strengthening our consultative sales model with enhanced training, improving our sales processes, and providing a greater focus on lead conversion. We believe that there is an opportunity to introduce new services, particularly in the area of skin tightening, that would allow us to expand our customer reach and generate incremental revenues. Finally, we have implemented a cost reduction program that is estimated to eliminate approximately $3 million in annual overhead costs and contracted expenses.

Our Market Opportunity

We operate within the large and growing market for body fat reduction procedures. Our market includes both surgical procedures, such as liposuction and abdominoplasty procedures, as well as non-surgical procedures, such as cryolipolysis, ultrasound, laser lipolysis and other non-surgical body fat reduction procedures. Based on a study completed by an independent third-party consultant contracted by the Company in July 2023, the addressable market that the Company operates in, including liposuction, body sculpting, fat transfer fillers and skin tightening procedures, was estimated to be $11 billion in 2022 and expected to grow at a 9% compound annual growth rate through 2027.

The increased market acceptance, availability and customer awareness of weight-loss drugs has changed the market for body fat reduction procedures. The increasing use of weight loss drugs may lead to increased demand for body contouring and skin tightening procedures. It is difficult to predict the long-term outlook of the market for weight-loss drugs, including their long-term efficacy and potential drawbacks. As a result, we cannot be certain of the impact these wight-loss drugs will have on the market for body fat reduction procedures.

Our Growth Drivers

The market for surgical aesthetic procedures is growing, fueled by trends including:

- *Self-Image Awareness:* increased consumer awareness and focus on beauty consciousness driven by social media and prioritization of healthy lifestyles;

- *Social Acceptance:* consumers have embraced cosmetic treatment and reduced the social stigma, especially through the proliferation of shared patient photos on social media;

- *Improved Safety and Recovery Profile:* advances in technology have led to reduced recovery times and introduction of more minimally-invasive procedures;

- *Rise in Disposable Income:* the global rise in disposable income provides individuals with greater discretionary funds for personal appearance enhancements including cosmetic surgery; and

- *Increased Weight Gain in the Overall Population:* worldwide prevalence of overweight and obesity in individuals continues to rise.

- *Increased use of GLP-1 Weight Loss Drugs:* increasing use of weight loss drugs may lead to increased demand for body contouring and skin tightening procedures.

Limitations to Existing Procedures

Fat reduction and body contouring procedures have become increasingly popular, but many offerings have significant limitations. Existing procedures for fat reduction or body contouring, other than AirSculpt®, currently include surgical procedures such as liposuction and abdominoplasty (tummy tuck) and non-surgical procedures that use cooling, injected medication or heat to reduce fat cells. We believe these procedures often have limited, inconsistent and less predictable results than AirSculpt®. Many procedures can also involve significant pain and may require excess recovery time post-surgery.

The AirSculpt® Difference

AirSculpt® is a minimally invasive procedure delivered in one session while the patient is awake. Each procedure is done by a trained surgeon for customized and precise results. As for discomfort, patients typically report limited soreness the next day following the procedure. We believe our procedures offer dramatic results to our patients.

Our Competitive Strengths

We attribute our success to the following strengths that differentiate us from our competitors:

Trusted Brand Redefining Body Contouring

The AirSculpt® method was created to offer patients a gentler alternative to traditional fat removal procedures with transformative results delivered in a luxurious, spa-like environment. We specialize in body contouring through the minimally invasive removal of unwanted fat. The proprietary AirSculpt® method empowers our surgeons to use their high level of skill and artistry to deliver dramatic results personalized to our patients.

Beneficial Treatment Results and Premium Patient Experience, Underpinned by Proprietary AirSculpt® Method

We believe that our AirSculpt® procedures offer beneficial results and a premium patient experience. Our AirSculpt® procedures are differentiated by our patented technology, broad and innovative procedures, elite patient experience, and highly skilled surgeons.

- *AirSculpt® Method:* Our patented and precision-engineered method, AirSculpt®, permanently removes fat and tightens skin while sculpting targeted areas of the body through minimally invasive body contouring procedures. Unlike traditional liposuction which uses cannulae in a scraping motion, AirSculpt® drives a cannula 1,000 times per minute in a corkscrew motion to remove fat cells while tightening skin simultaneously. It requires no needle, no scalpel, no stitches and no general anesthesia to create dramatically natural, smooth results. AirSculpt® is minimally invasive, providing transformative results, all delivered in one session while the patient is awake.

  As of December 31, 2024, our patent portfolio is comprised of two issued U.S. utility patents, one pending U.S. utility patent application, and one International (PCT) patent application, each of which we own directly. The tools we use to perform our fat removal and fat transfer procedures are purchased from third parties, and we do not own the proprietary rights to such tools. Instead of protecting specific, individual liposuction components (such as a particular handpiece design), our issued patents and our pending applications relate to certain proprietary implementations of the process described in the section "Our Technique, Training and Equipment," and the combination of multiple components to form proprietary systems that are specially configured for carrying out those proprietary processes. We believe the systems and methodologies claimed in our issued patents provide impressive results with less patient trauma relative to other systems and methods, such as liposuction and abdominoplasty (tummy tuck), that require more invasive surgical procedures.

- *Broad Offering of Innovative, Body Sculpting Procedures:* We offer our patients a comprehensive suite of customized body contouring procedures, including fat removal and fat transfer, to meet their wants and needs.

  Our fat removal procedures remove a patient's stubborn fat from a variety of treatment areas, such as the stomach, back and buttocks. We created our popular *48-Hour Six Pack™* procedure to enhance and reveal abdominal muscles in just one session by removing the stubborn pockets of fat hiding one's six-pack.

  We also offer fat transfer procedures, during which our surgeons transfer a patient's collected fat cells to enhance the buttocks, breast, hips or aging hands to naturally enhance or sharpen a patient's contours. Some of our most popular fat transfer procedures are:

  - *Power BBL®* *("Brazilian Butt Lift")*, which removes a patient's unwanted fat from areas such as tummy or thighs and transfers it to the buttocks, giving a flatter stomach and slimmer waist, while shaping the buttocks and tightening the skin;

  - *Up a Cup™ Breast Augmentation*, which removes a patient's natural fat, typically from the tummy or thighs, and transfers it to the breasts to increase size by about one cup. AirSculpt® enhanced breasts are all natural. No silicone or other foreign material is implanted; and

  - *Hip Flip®*, which removes unwanted fat from one area of the body and transfers it to the hips to fill in the "hip dip" to create the coveted hourglass figure. It is often performed in combination with the Power BBL®.

We are continuously innovating to better serve our patients. In 2020, we started performing and trademarked the Hip Flip® procedure. Since then, we have continued to innovate and in 2020 we introduced the CankCure® procedure which removes fat and contours the calf and ankle area. In 2022, we introduced AirSculpt® + and AirSculpt® Smooth, as discussed above. We are only in the beginning stages of innovation and have much more to introduce to the body contouring field.

- *Premium Patient Experience:* We offer our patients a premium consumer experience. From the initial consultation to the day of procedure, our patients are guided by knowledgeable patient care consultants. Our centers are located near high end retail environments, such as Rodeo Drive in Beverly Hills and Fifth Avenue in

New York. The centers are designed and furnished with furniture from a high-end retailer with the patient experience in mind, offering a comfortable and calming environment ahead of and after the procedure. We offer our patients the choice of virtual consults prior to their procedures.

- *Elite Surgeons:* Our surgeons are chosen not only for their medical skills, generally as plastic or cosmetic surgeons, but also for their artistic vision. They are selected to join our nationwide practice because they are at the top of their profession, specialize in body sculpting, and have artistic skill. Before working on AirSculpt patients, each surgeon completes extensive AirSculpt® training to ensure the best results for every patient and treatment.

We offer our surgeons a compelling economic opportunity, with annual compensation for part-time work at AirSculpt often higher than the average full-time salary in a private practice. By joining AirSculpt, surgeons are also able to grow their private practices by attracting Elite patients to their private practice for non-body contouring procedures, such as face lifts and injectables. Our surgeons are also featured on our social media platforms.

AirSculpt® allows the surgeon to provide high quality outcomes to patients while being less physically demanding on the surgeon than traditional liposuction. As AirSculpt® is only available for use at AirSculpt centers, we protect our brand and are able to retain high quality surgeons.

National and International Footprint Fueled by Attractive Unit Economics

We have a growing national footprint consisting of 32 centers across 20 U.S. states, Canada, and the United Kingdom as of March 14, 2025. Our centers are located primarily in metropolitan cities near retail shops that our patients frequent and popular areas. On average, our centers contain two procedure rooms with the capacity to perform up to 36 surgeries a week, in addition to additional consultation offices for prospective patients. Our accreditation as an office-based practice under the Joint Commission demonstrates our commitment to safety and quality. In 2024, we generated revenue per case of $12,849 on average. We require 100% private pay upfront and face no reimbursement risk.

Our centers generate highly attractive unit-level economics and require only a modest investment to open. Our centers typically achieve profitability within approximately three months, providing AirSculpt with a highly attractive and near-immediate return on invested capital. We believe our focus on returning to same-store revenue growth though optimizing marketing investments, enhancing sales strategies, expanding consumer financing options and adding new product lines will enhance the unit level economics over the levels we saw in 2024.

Scaled Platform and Consistent Demand Drives Capital Efficient Growth and Free Cash Flow

Our operating model is highly scalable and enables capital efficient growth. For the year ended December 31, 2024, we generated approximately $180 million of revenue compared to approximately $196 million for the year ended December 31, 2023, which represents an approximately 7.9% decline. We have a capital efficient business that requires minimal maintenance capital expenditures and working capital to support our operations.

Experienced Founder-Led Management Team to Support Growth

We are led by an experienced team united by our vision to redefine body contouring and a belief in our long-term growth potential. Our founder and Executive Chairman of our board of directors, Dr. Aaron Rollins, is a celebrity cosmetic surgeon that is recognized as a leader in body sculpting and has been featured across digital, print and TV. Dr. Rollins has been a licensed cosmetic surgeon since 2004. In addition, our Lead Independent Director, Adam Feinstein, who founded Vesey Street Capital Partners, L.L.C., our private equity sponsor ("Sponsor"), has 25 years of experience working with many of the leading healthcare services companies, including service as a member of public and private healthcare company board of directors. Our Chief Financial Officer, Dennis Dean, who has over 20 years of experience in the healthcare industry, including at Envision Healthcare and Surgery Partners, joined the team in 2021 prior to our IPO.

Further, AirSculpt's founder and former Chief Executive Officer, Dr. Aaron Rollins, serves as Executive Chairman of the board of directors. Dr. Rollins is primarily focused on leading the Company's overall vision and providing strategic guidance. In addition, Yogi Jashnani became Chief Executive Officer in January 2025. Mr. Jashnani served as the Chief Revenue Officer of Sky Zone, Inc. from November 2023 to January 2025 (and as a consultant in the same role from April 2023 to November 2023), and as Chief Commercial Officer of Ideal Image Development Corp., from December 2019 to March 2023. We have built a strong and experienced team across our marketing and operations functions that is highly scalable and capable of supporting future growth.

Our Growth Strategies

We intend to deliver long-term growth in revenue and profitability by executing on the following strategies:

- *Continue to Grow Our Brand Awareness and Attract New Patients:* We believe that consumer trends towards greater acceptance of body contouring and cosmetic treatments will continue to expand the market for our services.

We believe we are a leading provider of body contouring procedures and that there is a significant opportunity to drive awareness and adoption of our AirSculpt® method and procedure offerings.

- **_Continue to Drive Sales Growth of Our Centers:_** We employ the following strategies to increase our procedures performed and drive higher revenue per procedure in existing centers:

  ◦ _Increase speed and efficiency of patient onboarding to increase utilization and reduce patient waiting times:_ We have and will continue to execute initiatives that increase the speed through which patients convert from initial consultation to procedure. These initiatives include responding more efficiently to patient inquiries and utilizing virtual consultations that enable our patients to speak with surgeons and qualified patient care representatives in the convenience of their own home or office, making it easier and quicker to schedule a procedure and reduce overall waiting time.

  ◦ _Continue to introduce new, innovative procedures:_ Since our founding in 2012, we have demonstrated our ability to innovate with the novel introduction of the AirSculpt® method to the cosmetic surgery field. Over the past decade, we have generated more revenue per patient, which we believe is a direct result of our successful introduction of new procedures to meet our patients' needs. Fat transfer has been a highly successful innovation and is now a critical component of our offering, enabling the artistry of many of our most popular and highest revenue procedures. We also continue to develop new procedures, such as the Hip Flip® and CankCure®, to meet our patients' demand and drive traffic to our centers.

  ◦ _Increase prices on procedures:_ We have an ability to increase prices on our procedures driven by the strong value proposition that our services offer to our patients.

  ◦ _Optimizing Marketing Investment_: As part of our long-term growth strategy, we are focused on optimizing our marketing investment to enhance efficiency, improve return on investment, and drive sustainable revenue growth. By leveraging data-driven insights, we aim to allocate marketing resources more effectively across channels, ensuring that each dollar spent contributes to measurable business outcomes.

  ◦ _Expanding Financing Offerings_: We are focused on expanding consumer financing options to enhance affordability, increase customer accessibility, and drive sales growth. By offering flexible payment solutions, we aim to attract a broader customer base, improve conversion rates, and strengthen customer loyalty.

We employ the following strategies to drive brand awareness:

- **_Developing digital content, including a "before and after" photo gallery and AirSculpt® TV:_** We have collected a catalog of over 250,000 "before and after" photos, showcasing our treatment outcomes. Our AirSculpt® TV program, featured on our AirSculpt Instagram page and website, provides a never-before seen transparency in our space. We will continue to develop high quality digital content that highlights the transformative power of our minimally invasive procedures.

- **_Social, digital and traditional marketing:_** Our in-house marketing team generates continuous media coverage of our offering across social, digital, and traditional media channels, such as magazines and TV. By using web-based lead generation, we generate over 400,000 monthly website visits, primarily through optimized spend on Google's marketing engine.

- **_Celebrity endorsements:_** We collaborate with celebrity influencers and TV personalities to drive continuous media coverage that raises brand awareness and social acceptance of our procedures.

- **_Patient testimonials:_** Our patients are some of the best advocates for our brand, with many recommending our procedures to family and friends. We encourage our patients to share their "before and after" photos on social media.

While we are not likely to open new centers in the near term due to initiatives to improve liquidity, we do believe opening new centers in North America remains a part of our long-term growth strategy. We employ the following strategies to expand our footprint:

- ***Expand Footprint by Opening New Centers in the United States:*** We believe our track record of successfully opening new AirSculpt centers consistently generating strong unit-level economics validates our strategy across the United States. In order to ensure our new centers are profitable, we follow the same business plan for each new center. A new center is generally profitable within the first few months of opening, supported by our 100% upfront private pay policy. We have strong conviction in our ability to continuously improve our unit economics as we open additional centers in the United States. With our patient care consultants and surgeons performing virtual consultations ahead of store openings, we are able to pre-book procedures and can begin performing surgeries on a center's opening day, accelerating the ramp up of those centers.

- ***Disciplined Approach to Choosing Potential Markets:*** Management uses a disciplined approach to choose potential markets, opening centers at minimal cost located near premium retail shops that our patients frequent. We believe there is a significant North American growth opportunity of over 200 potential locations in the U.S. and Canada and will continue to opportunistically evaluate new center openings.

Our Technique, Training and Equipment

AirSculpt® is a proprietary, patented method of tumescent liposuction that removes unwanted fat from several targeted areas of the body in a minimally invasive procedure, producing dramatic results. By contrast to traditional liposuction, AirSculpt® requires no needle, no scalpel, no stitches and no general anesthesia, with patients remaining awake during the procedure. We train our surgeons in the AirSculpt® procedure, for which we possess a patent covering the process. Our surgeons are contractually prohibited from performing AirSculpt's proprietary procedures, including the AirSculpt® procedure, if they leave AirSculpt.

1. Pain Management


Numbing the skin: NO NEEDLE

Prior to the procedure, patient is given a sedative cocktail and local anesthesia via air pressure from a needleless jet injector.

Patient remains fully awake during the procedure

2. Access Point Creation


Creating the entryway: NO SCALPEL

One to three entryways are created by the jet injector, which are widened to 2mm (freckle-sized) by means of a biopsy punch.

3. Local Numbing


Numbing: to prevent pain and lessen bruising

A thin cannula is inserted in each entryway, at which point a local numbing solution is dispersed subdermally to the target areas.

4. Fat Removal Process


AirSculpt® removal of fat

Proprietary fat removal process uses industry accepted, FDA approved tools to grab, separate, and remove fat cells.

An FDA-approved handpiece drives cannula 1,000 times per minute in a corkscrew motion to remove fat cells, without harming surrounding tissue and structures.

The amount of fat removed via the AirSculpt® method depends on patient body size, desired outcomes and state regulations. After the procedure is complete, a piece of dry gauze is used to cover the entryway to protect against infection.

Across our centers, we use a network of independent surgeons to perform the AirSculpt® procedure. We believe that the desire to be an AirSculpt surgeon has provided us with ready access to talented providers, making recruitment a selective process. Additionally, through referral and outreach, we plan to continue recruiting surgeons to perform procedures on our growing number of patients. We conduct background checks on prospective surgeons, confirming licensure and checking surgeon records contained in the National Practitioner Data Bank. Furthermore, we consider the body of work of prospective surgeons, including before and after photos and areas of specialization. Following this initial selection process, our prospective surgeons undergo in-house training through the Elite Fellowship Program where they receive proprietary information regarding the AirSculpt® method and approved body markings, observe videos of experienced AirSculpt® surgeons, observe those surgeons complete eight to ten procedures in-person, and later complete three procedures under the in -person supervision of those surgeons. If a prospective surgeon successfully completes the Elite Fellowship Program, they are permitted to conduct the AirSculpt® method without restrictions. Otherwise, they are observed in additional training procedures or are not chosen to join the AirSculpt team. Additionally, there is a comprehensive ongoing review process of all surgeons conducted by our experienced AirSculpt® surgeons, which includes on-site visits at centers to help maintain quality standards, and feedback from other staff members, including members of our nursing team.

In connection with the AirSculpt® method, we currently use an FDA-approved handpiece manufactured by Euromi S.A., a Belgian company that specializes in the manufacturing and distribution of medical, dermatological and plastic surgery products, and other FDA- approved parts, such as the cannula and vacuum pump, from other manufacturers. The handpiece we use costs significantly more than other handpiece models, and we believe it is more powerful while being gentler for the patient, helping to produce better results. Some of the other parts used are customized for us by our suppliers for our procedure. Although using FDA-approved equipment in medical procedures is the practice of medicine and does not itself require further FDA review or approval, FDA regulations require that we report certain information about adverse medical events if our AirSculpt® procedures have caused or contributed to those adverse events.

While we recruit our surgeons with a focus on excellence and skill, the handpiece we use in connection with the AirSculpt® method is designed to automatically shut off if any issues are detected in the process (e.g., excessive heat levels). As of the date of this Annual Report on Form 10-K, we are not aware of any adverse events in connection with the AirSculpt® procedure that would require reporting under any regulations.

We are continuously working to innovate to make the AirSculpt® procedure easier to perform, deliver enhanced results, and be more pleasant for our patients, all with a goal of providing the best body contouring results possible. Moreover, we continue to develop AirSculpt® for new procedures and also seek to incorporate new technologies into our current procedures.

Center Format and Selection

Our centers are approximately 3,000 to 5,000 square feet each and are typically open six days per week, with select centers open seven days per week, from 9 am to 5 pm. Certain centers may operate outside of typical hours to accommodate client schedules. Most existing locations have two procedure rooms. Our centers are typically staffed by three surgeons, who are independent contractors, nurses, office managers, sales consultants, sales assistants and front desk concierges/ administrative assistants.

Our target markets include affluent metropolitan and suburban areas and we conduct in-person site visits to proposed center locations. While we are not likely to open new centers in the near term due to initiatives to improve liquidity, we do believe opening new North American centers remains a part of our long-term growth strategy. We use a disciplined approach when opening de novo centers and conduct extensive diligence of potential markets through social research, economic analysis of each market and conduct in-person site visits to proposed center locations.

Our Marketing and Sales Efforts and Third-Party Financing

Our marketing efforts are driven by an in-house team of professionals that focus on digital and other platforms. In addition to monitoring and managing our social media presence, our team is focused on search engine optimization on our digital platform. For the year ended December 31, 2024, our total advertising costs were $33.4 million, split approximately 90% digital advertising and 10% other advertising platforms.

Selling expenses consist of advertising costs for social, digital and traditional marketing and sales and marketing personnel. Our total selling expenses for 2024 were approximately $43.9 million, or approximately 24.4% of revenue. Our customer acquisition costs were approximately $3,130 per customer in 2024.

As part of our long-term growth strategy, we are focused on optimizing our marketing investment to enhance efficiency, improve return on investment, and drive sustainable revenue growth. By leveraging data-driven insights, we aim to allocate marketing resources more effectively across channels, ensuring that each dollar spent contributes to measurable business outcomes.

Our sales assistants respond to inquiries from prospective patients and schedule virtual or in-person consultations. We offer our patients the choice of a pre-procedure virtual consult. Rather than making an in-office appointment, our patients are able to speak with our surgeons and qualified patient care consultants in the convenience of their own home or office typically within 24-72 hours. We encourage a strong relationship between our patients and surgeons, from initial consultation, through procedure, to after treatment. Nearly all of our patient-facing consultants are former patients and can speak to their personal AirSculpt experiences. Based on these efforts, together with discussions with our surgeons, our patients elect to move forward and schedule a procedure date. Many patients, satisfied with results and experience, return to AirSculpt to receive further AirSculpt® treatments on additional body parts.

Our consultants provide patients pricing information the day of their consult and, if requested by the patient, assist patients with securing third-party financing from entities such as CareCredit, PatientFi and Alphaeon, among others, enabling consumers to more quickly schedule their procedures. We do not face any risk in default of payment under that financing arrangement, which is solely between the patient and third-party financing vendor. In 2024, approximately 52% of our cases involved the patient securing third-party financing. We are focused on expanding consumer financing options to enhance affordability, increase customer accessibility, and drive sales growth. By offering flexible payment solutions, we aim to attract a broader customer base, improve conversion rates, and strengthen customer loyalty.

Our Intellectual Property

As of December 31, 2024, our patent portfolio is comprised of two issued U.S. utility patents, one pending U.S. utility patent application, and one International (PCT) patent application, each of which we own directly. The tools we use to perform our fat removal and fat transfer procedures are purchased from third parties and we do not own the proprietary rights to such tools. Instead of protecting specific, individual liposuction components (such as a particular handpiece design), our issued patents and our pending applications relate to certain proprietary implementations of the process described in the section "Our Technique, Training and Equipment," and the combination of multiple components to form proprietary systems that are specially configured for carrying out those proprietary processes. We believe the systems and methodologies claimed in our issued patents provide impressive results with less patient trauma relative to other systems and methods, such as liposuction and abdominoplasty (tummy tuck), that require more invasive surgical procedures. In general, patents have a term of 20 years from the application filing date or earliest claimed non-provisional priority date. We expect our issued patents to expire in 2033 or later.

AirSculpt®, AirSculpt+®, AirSculpting®, AirSculpt Plus®, Elite Body Sculpture®, RevisionSculpt®, AirSculpt Lift™, No Needle, No Scalpel, No Stitches®, If You Can Pinch It, We Can Take It®, Power BBL®, Tiny Tuck®, 48 Hour Six Pack®, Cure for the Hip Dip®, Hip Flip®, CankCure®, Stubborn Fat, It's All We Do®, The 48 Hour Difference™, and our logo are U.S. registered trademarks or trademarks for which registration is pending in the United States. We have also registered AirSculpt® and certain other trademarks outside of the United States.

We seek to protect our intellectual property by filing patent applications in the United States and internationally related to our procedures that are important to our business. We rely on a combination of confidentiality, non-disclosure and assignment of invention agreements with our employees, surgeons, consultants, contractors and other partners and collaborators. We further rely on copyright, trademark and trade secret laws to protect our brands, proprietary technologies, know-how, data, and copyrighted content (including our library of before and after photographs).

Competition

We believe that our brand recognition and minimally invasive procedures with results meeting or exceeding our customer expectations distinguish us in the growing market for body contouring.

While we believe we are transforming and growing the body contouring market, our primary competition includes individual and small practice group providers of traditional liposuction, which we believe require a longer patient recovery time than AirSculpt® and some national providers of other minimally-invasive techniques, which we believe are less effective than AirSculpt®. Additionally, university and hospital systems, medical spas and centers and beauty and rejuvenation centers include body contouring services in their offerings. While we primarily operate in the body contouring market, we also compete with companies that offer non-surgical methods of fat reduction, including weight-loss drugs, and other non-invasive weight loss and obesity solutions. Because of the high growth potential of the market for weight loss and obesity solutions, existing and potential competitors have historically dedicated, and will continue to dedicate, significant resources to aggressively develop and commercialize their products.

The areas in which we compete include:

- *Patients:* We compete for patients to utilize our procedures through our marketing efforts and exceptional brand reputation.

- ***Procedure Offering:*** We compete with providers of liposuction, abdominoplasty (tummy tuck) and gastric bypass surgery, weight-loss drugs and non-surgical procedures that use cooling, injected medication or heat to reduce fat cells. Many procedures can also involve significant pain and may require excess post-surgical recovery time.

- ***Surgeons and other professionals:*** We compete for high quality surgeons and other professionals across the body contouring and cosmetic surgery industry to ensure we are able to continue to provide our patients with a smooth process, premium service, and high quality results.

The principal competitive factors that companies in our industry need to consider include, but are not limited to: enhanced products and services, procedure safety, competitive pricing policies, vision for the market and procedure innovation, strength of sales and marketing strategies, technological advances, brand awareness and reputation, and access to financing. We believe we compete favorably across all of these factors and we have developed a business model that is difficult to replicate.

Surgeon Practice Structure

Due to the prevalence of the corporate practice of medicine doctrine, including in many of the states where we conduct our business, our affiliated surgeons are organized in traditional physician practice group structures.

In accordance with applicable state laws, our surgeons have exclusive control and responsibility for all clinical decision-making and the provision of medical care to patients. The Professional Associations are set up as legal entities, separate from AirSculpt, organized in accordance with applicable state laws regarding the types of entities that may operate a physician practice group. Each of the Professional Associations under which our affiliated surgeons operate is owned by a licensed, qualified physician. Our structure enables more effective and efficient sharing of results among our affiliated surgeons, including with respect to educating and training them as to best demonstrated clinical processes, provides them with access to our sophisticated information systems, and helps to shield us from professional liability.

Each of the Professional Associations contracts with surgeons to provide body contouring services to its patients. Each such surgeon must hold an active license to practice medicine in the state where the applicable Professional Association operates. In most cases, surgeons enter into independent contractor agreements with the applicable Professional Association, under which the surgeon is paid a percentage of the professional fees collected by the Professional Association for each surgery the surgeon personally performs, net of any adjustments for financing fees, patient refunds, or any other allowances applicable to the services provided. A typical agreement with our surgeons will have a term of two to three years. The Professional Associations are generally responsible for billing patients for services rendered by our surgeons. Subject to applicable state laws governing enforceability of restrictive covenants relating to physicians, our surgeons contracted by the Professional Associations have agreed not to compete during the contracted period and have agreed not to use or disclose AirSculpt's proprietary information, including the AirSculpt® procedure, even after the terms of their respective contracts.

Management Services Agreements

We have entered into MSAs with each of the Professional Associations, under which the Company, through its wholly-owned subsidiaries, provides the Professional Associations with exclusive, administrative, management and other business support services, including, but not limited to, billing and collection, accounting, legal, human resources, information technology, compliance and recruiting assistance (the "Management Services"). The Professional Associations retain exclusive control and responsibility for all clinical aspects of the practice of medicine and the delivery of medical services and for contracting with all surgeons and other licensed professionals performing procedures through the Professional Associations. The MSAs are long-term in nature, typically with an initial term of 10 years that automatically renews for successive 5 year terms unless either party provides notice not to renew before the end of the then-current term, subject only to a right of termination in the case of uncured material breach. Under the terms of the MSAs, and subject to state laws and other regulations governing professional fee-splitting, our wholly-owned subsidiaries are typically paid either a flat monthly fee or where permitted, a monthly fee structured as (i) a flat dollar amount for all marketing and advertising advice, assistance, and services provided and (ii) a fee equal to a percentage of the Professional Association's gross revenues for the applicable month. These agreements also generally provide opportunities for supplemental bonuses. In addition, the Professional Associations have also agreed to reimburse us for certain expenses. See "Governmental Regulation—State Corporate Practice of Medicine and Fee-Splitting Laws."

Continuity Agreements

We have entered into Continuity Agreements at all of our Professional Associations, with the exception of New York, with Dr. Rollins and the other Surgeon Owners, whereby they are the sole directors, officers, and owners of the Professional Associations. The Continuity Agreements (i) prohibit the Surgeon Owners from freely transferring or selling their interests in the Professional Associations, (ii) provide for the ability to add a second Surgeon Owner to help ensure continuity of the Professional Association, and (iii) provide that the ownership interests of the Surgeon Owners will automatically be transferred to another licensed professional designated by us in accordance with the terms of the Continuity Agreement upon the occurrence of certain events, which include, but are not limited to, the Surgeon Owner's death, the termination of the Surgeon Owner's employment, the Surgeon Owner's license to practice medicine being revoked or terminated, the Surgeon Owner filing a petition for bankruptcy, the Surgeon Owner becoming indicted for or convicted of any felony or any misdemeanor offense involving moral turpitude, the Surgeon Owner breaching any provision of the Continuity Agreement, the Surgeon Owner's gross negligence, willful misconduct or fraud with respect to the Professional Association, and the Surgeon Owner's disability or incapacity.

Each Continuity Agreement will remain in effect until it is terminated (i) by written agreement signed by or on behalf of each party, (ii) upon the 21-year anniversary of the death of the Surgeon Owner, or (iii) only by the manager (being our wholly-owned subsidiaries), upon at least 30 days prior written notice of such termination to the Professional Association.

Governmental Regulation

Our business and the healthcare industry generally are highly regulated. A number of states, including states in which we operate, such as California, Massachusetts, and New York have passed recent legislation that are materially increasing the scrutiny of investors investing in for-profit health care providers, which could ultimately impact our existing structure. While we believe that we have structured our agreements and operations in material compliance with applicable healthcare laws and regulations, there can be no assurance that we will be able to successfully address changes in the current regulatory environment or changes in interpretation of existing laws and regulations. We believe that our business operations materially comply with applicable healthcare laws and regulations. However, some of the healthcare laws and regulations applicable to us are subject to limited or evolving interpretations, and a review of our business or operations by a court, law enforcement or a regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the healthcare laws and regulations applicable to us may be amended or interpreted in a manner that could have a material adverse effect on our business, prospects, results of operations and financial condition.

Licensing, Medical Practice, Certification

The practice of medicine, including the performance of surgery, is subject to various federal, state and local certification and licensing laws, regulations, approvals and standards, relating to, among other things, the adequacy of medical care, the practice of medicine (including the provision of remote care and consultations), equipment, personnel, operating policies and procedures, prerequisites for the prescription of medication, ordering tests and other professional services.

Physicians, surgeons and licensed professionals who provide professional medical services to patients must hold a valid license to practice medicine or otherwise be certified or qualified to provide the licensed professional service in the state in which the patient is located. Failure to comply with these laws and regulations could result in licensure actions against the professionals, rendered services being found to be non-reimbursable, or prior payments being subject to recoupments and can give rise to civil, criminal or administrative penalties. Our centers are operated as physician office-based practices, which generally rely on the licenses of the surgeons performing medical services through the affiliated Professional Associations at our locations, as well as other permits and licenses including CLIA certifications, medical waste permits, and local operating permits. Some states also require the applicable Professional Association to hold its own clinic license or permit. Through the affiliated Professional Associations, we voluntarily seek accreditation from The Joint Commission for all of our centers in the United States. The Joint Commission is a not-for-profit with over 70 years of experience in health care accreditation. Accreditation and certification for each of our centers requires an on-site evaluation of the quality and safety of patient care. A leading nationally-recognized accreditation, for an office-based practice, demonstrates our commitment to safety and quality. Our ability to operate profitably will depend in part upon our centers, the affiliated Professional Associations and their surgeons obtaining and maintaining all necessary licenses and other approvals and operating in compliance with applicable healthcare regulations. Failure to do so could have a material adverse effect on our business.

Our centers are subject to other federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance regulations, civil rights, discrimination, building codes and other environmental issues. Federal, state and local governments are expanding the regulatory requirements on businesses like ours. The imposition of these regulatory requirements may have the effect of increasing operating costs and reducing the profitability of our operations.

State Corporate Practice of Medicine and Fee-Splitting Laws

The laws in many of the states in which we operate or may in the future operate, prohibit entities owned by non-physicians from practicing medicine, exercising control over surgeons, employing surgeons or otherwise interfering with the independent professional judgment of surgeons. This prohibition on the corporate practice of medicine, is intended to prevent unlicensed persons from interfering with the practice of medicine by licensed surgeons or interfering in any way with the independent professional judgment of physicians as it pertains to patient treatment and related clinical matters. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. In certain states where we currently, or in the future, may operate, the corporate practice of medicine doctrine and other licensed professions restrictions may be implicated by decisions and activities such as contracting, setting rates and the hiring and management of clinical or licensed personnel. Many states also have regulations that prevent professional fee-splitting, which is the unlawful sharing of professional fees with unlicensed persons or entities owned by unlicensed persons, often in connection with referrals or other business generated by such persons. Corporate practice of medicine and fee splitting laws and rules vary from state to state and are not always consistent. In addition, these requirements are subject to broad interpretation and enforcement by state regulators. Thus, regulatory authorities or other persons, including the Professional Associations' contracted surgeons, may assert that, notwithstanding the careful structuring of our management arrangements, that we are engaged in the corporate practice of medicine or that the fees earned by us under our contractual arrangements with the Professional Associations constitute unlawful fee splitting. In such event, failure to comply could lead to adverse judicial or administrative action against us and/or our surgeons, civil, criminal or administrative penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement with the Professional Associations (or their terms of engagement with their contracted surgeons), in each case that interfere with our business, our profitability and may have other materially adverse consequences.

Healthcare Fraud and Abuse Laws

Even though our services are not currently covered by any government healthcare program or other third-party payor, the laws in some of the states in which we operate, or may in the future operate, prohibit surgeons and other healthcare providers from referring patients to centers in which the surgeon or other healthcare provider has a financial interest unless an exception applies or providing any form of remuneration or a "kickback" for referrals of patients for medical items or services. Some state fraud and abuse laws apply to items or services reimbursed by any payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program. Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any of these laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results.

Antitrust Laws

The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission (the "FTC"). We believe we are in compliance with federal and state antitrust laws, but courts or regulatory authorities may reach a determination in the future that could have a material adverse effect on our business, prospects, results of operations and financial condition.

Employees

As of December 31, 2024, we employed approximately 389 full-time employees and approximately 33 part-time employees. We also had contracts with approximately 97 surgeons. While each center varies depending on its size, case volume and case types, we employ an average of approximately 10 full-time equivalent employees at our centers.

While we provide "full-time equivalent" information, a number of our employees work on flexible schedules rather than full-time, which increases our staffing efficiency. As a result, these employees also do not participate in our benefits structure, which we believe reduces the relative cost of our benefits plans to us. None of our employees is represented by a collective bargaining agreement.

Additional Information

The Company was founded by Dr. Rollins in 2012 and reorganized in 2018 as part of the acquisition by our Sponsor of a majority stake in the company prior to the IPO. AirSculpt Technologies, Inc. was incorporated in Delaware on June 30, 2021 and completed an IPO on October 28, 2021.

Our website address is *www.airsculpt.com* and our investor relations website is located at *https://investors.airsculpt.com*. The information posted on our website is not incorporated into this Annual Report. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") are available free of charge on our investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC").

Item 1A. Risk Factors

We are subject to risks and uncertainties that could cause our actual financial condition, results of operations, business and prospects to differ materially from those contemplated by the forward-looking statements contained in this report or our other filings with the SEC. Some of these risks and uncertainties are discussed below. If any of the following risks, or other risks and uncertainties, actually occurred, our business, financial condition and operating results could suffer.

The following is a summary of some of these risks:

Risk Factors Summary

We are providing the following summary of the risk factors contained in this Annual Report on Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors contained in this Annual Report on Form 10-K in their entirety for additional information regarding the material factors that make an investment in our securities speculative or risky. These risks and uncertainties include, but are not limited to, the following:

Risks Related to Our Business

- Our operating results could be adversely affected if we are unable to successfully implement certain cost savings initiatives and revenue growth strategies.
- Macroeconomic trends including inflation and rising interest rates may adversely affect our financial condition and results of operations.
- We have a limited operating history and our past results may not be indicative of our future performance.
- Our success depends on our ability to maintain the value and reputation of the AirSculpt® brand.
- We have grown rapidly in recent years and have limited operating experience at our current scale of operations.
- Our financial results will be harmed if there is not sufficient patient demand for AirSculpt® procedures.
- Our success depends largely upon patient satisfaction with the effectiveness of the AirSculpt® procedure.
- We may fail to open and operate new centers in a timely and cost-effective manner.
- We may not be able to successfully continue to expand in markets outside of North America.
- If our competitors are able to develop and market solutions that are safer, more effective, easier to use or more readily adopted by patients and healthcare providers, our commercial opportunities may be reduced or eliminated.
- Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy resulting from the ongoing military conflict between Russia and Ukraine.
- Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.
- Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications could materially adversely affect our net revenue and business.
- Changes in laws and regulations related to the internet, perceptions toward the use of social media and changes in internet infrastructure itself may diminish our ability to drive new customer acquisition.
- Regulations related to healthcare may hamper our availability to provide virtual consultations.
- We face competition for surgeons and other workers that provide our medspa and cosmetic services.
- We outsource the manufacturing of key elements of the tools we use for AirSculpt® procedures to a single third-party manufacturer, Euromi, who is dependent upon third-party suppliers.
- In some jurisdictions, we are precluded or limited in our ability to enter into non-compete agreements with our surgeons.
- Our centers and our affiliated Professional Associations may become subject to medical liability claims.
- Our revenue could decline due to changes in credit markets and decisions made by credit providers.
- We may be adversely affected if we lose any member of our senior management.
- The interests of our Sponsor may conflict with the interests of the Company and its other stockholders.
- Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and expose us to interest rate risk.
- Restrictive covenants in our debt instruments may adversely affect us.
- Any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.
- We are a holding company with no operations of our own.
- Our variable rate debt exposes us to risks associated with rising interest rates, which could adversely affect our cash flows.
- If there is a change in accounting standards by the Financial Accounting Standards Board or the interpretation thereof affecting consolidation of entities, it could have a material adverse effect on our consolidation of total revenue derived from the Professional Associations.
- Our management team has limited experience managing a public company.

- Our centers may be adversely impacted by weather and other factors beyond our control, and disruptions in our disaster recovery systems or management continuity planning could limit our ability to operate our business effectively.
- Use and storage of paper medical records increases risk of loss, destruction and could increase human error with respect to documentation and patient care.
- Our internal computer systems, or those of any of our manufacturers, other contractors, consultants, or collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data.
- Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or our patients, or prevent us from accessing critical information or systems and expose us to liability, and could adversely affect our business and our reputation.

Risks Related to Intellectual Property

- Our competitors could develop and commercialize procedures and products similar or identical to ours.
- We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to market and perform our services.
- If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.
- We may not be able to protect our intellectual property rights throughout the world to the same extent as in the United States.

Risks Related to Government Regulations

- If we fail to comply with numerous laws and regulations relating to the operation of our centers, we could incur significant penalties or other costs or be required to make significant changes to our operations.
- AirSculpt® procedures may cause or contribute to adverse medical events that we are required to report to the FDA and if we fail to do so, we could be subject to sanctions that would materially harm our business.
- If laws governing the corporate practice of medicine or fee-splitting change, we may be required to restructure some of our relationships.
- We may be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.
- We are subject to numerous environmental, health and safety laws and regulations, and must maintain licenses or permits, and non-compliance with these laws, regulations, licenses, or permits may expose us to significant costs or liabilities.
- Certain risks are inherent in providing prescription and over the counter ("OTC") treatments, and our insurance may not be adequate to cover any claims against us.
- We are subject to rapidly changing and increasingly stringent laws, regulations, industry standards, and other obligations relating to privacy, data protection, and data security. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could materially harm our business.

Risks Related to Ownership of Our Common Stock

- We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
- Our stock price could be extremely volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.
- There may be sales of a substantial amount of our common stock by our current stockholders, and these sales could cause the price of our common stock to fall.
- Certain of our directors and executive officers hold a substantial portion of our common stock, which may lead to conflicts of interest with other stockholders over corporate transactions and other corporate matters.
- Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.
- We have no plans to pay cash dividends on our common stock for the foreseeable future.
- Our internal controls may not be effective.
- The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.
- Our stock price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.
- We may be subject to securities litigation, which is expensive and could divert management attention.

Risks Related to Our Business

Our operating results could be adversely affected if we are unable to successfully implement certain cost savings initiatives and revenue growth strategies.

In response to the decline in revenue we experienced during the 2024 fiscal year, we are in the process of implementing certain cost-savings initiatives and revenue growth strategies, which are discussed in further detail under the captions “Our Company,” “National and International Footprint Fueled by Attractive Unit Economics,” “Our Growth Strategies,” and “Our Marketing and Sales Efforts and Third-Party Financing” included in Item 1 of this Annual Report on Form 10-K. We may not realize in full or in part, or within the time periods expected, the anticipated savings or benefits from one or more of the various strategies and cost-savings initiatives undertaken as part of these efforts. We also may not realize the increase in sales we expect in connection with these strategies. Our ability to improve operating results depends upon a significant number of factors, some of which are beyond our control. Other events and circumstances, such as financial and strategic difficulties and delays, unexpected costs, the impact of non-surgical methods of fat reduction, including weight-loss drugs, on the demand for our procedures, or inflationary pressures, may occur which could result in not realizing targets or in offsetting the financial benefits of reaching those targets. We may also experience a decline in revenue in the short-term, as part of the implementation of our cost-savings initiatives and revenue growth strategies, with the goal of progressing toward positive revenue and profit growth in the long-term. We are also subject to the risks of labor unrest, negative publicity and business disruption in connection with these initiatives, and the failure to realize anticipated savings or benefits from such initiatives or to implement our growth strategies could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

Macroeconomic trends including inflation and rising interest rates may adversely affect our financial condition and results of operations.

Macroeconomic trends, including increases in inflation and rising interest rates, may adversely impact our business, financial condition and results of operations. Rising inflation could have an adverse impact on our operating expenses and our credit facilities and there is no guarantee that we would be able to mitigate its impact. Increases in interest rates on any of our debt will result in higher debt service costs, which will adversely affect our cash flows. We cannot assure you that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

We have a limited operating history and our past results may not be indicative of our future performance. Further, our revenue growth rate is likely to slow as our business and our market matures.

We began operations in 2012. We have a limited history of generating revenue. As a result, our historical revenue growth should not be considered indicative of our future performance. In particular, we have experienced periods of high revenue growth, including during the global pandemic, that we do not expect to continue as the business, and the body contouring market, mature. Estimates of future revenue trends are subject to many risks and uncertainties and our future revenue may differ materially from our projections. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including market acceptance of our procedures, attracting new patients, hiring surgeons and responding to increasing competition and expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks.

Our success depends on our ability to maintain the value and reputation of the AirSculpt® brand.

We believe that our brand is important to attracting patients and high-quality surgeons. Maintaining, protecting, and enhancing our brand depends largely on our ability to deliver results for our patients and the success of our marketing efforts. We believe that the importance of our brand will increase as competition further intensifies. Our brand could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity. Unfavorable publicity about us, including our procedures and technology, could diminish confidence in the AirSculpt® brand. Such negative publicity also could have an adverse effect on our business, financial condition, and operating results.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage and capitalize on our scale effectively, our brand, company culture, and financial performance may suffer.

We have expanded rapidly and have limited operating experience at our current size. To effectively manage and capitalize on our scale, we must focus on innovation and upgrade our management information systems and other processes. Future growth could strain our existing resources and we could experience ongoing operating difficulties in managing our

business across numerous jurisdictions, including difficulties in hiring, training, and managing surgeons and other staff in our centers through the Professional Associations. Failure to scale and preserve our high-performance, client-focused culture could delay or prevent future success. If we do not adapt to meet these evolving challenges or if our management team does not effectively scale, we may experience erosion to our brand and our company culture may be harmed.

While we do not expect to open new centers in the next year, our long-term growth strategy contemplates expanding our footprint opportunistically by opening new centers. Many of our centers are relatively new and we cannot assure you that these centers or that future centers will generate revenue comparable with those generated by our more mature locations, especially as we move to new geographic markets. Further, many of our centers are leased pursuant to multi-year leases, and our ability to negotiate favorable terms on an expiring lease or for a lease renewal option may depend on factors that are not within our control. Opportunistically expanding our footprint will require significant expenditures before any substantial associated revenue is generated and we cannot guarantee that these investments will result in corresponding and offsetting revenue growth.

Our opportunistic expansions, if and when they occur, could place increased demands on our existing operational, managerial, and administrative resources. These increased demands could strain our resources and cause us to operate our business less effectively, which in turn could cause the performance of our new and existing centers to suffer. Opening new centers could result in inadvertent oversaturation, temporarily or permanently divert customers from our existing centers to new centers and reduce comparable centers revenue, thus adversely affecting our overall financial performance. In addition, oversaturation or the risk of oversaturation could reduce or adversely affect the number or location of centers we plan to open, and could thereby materially and adversely affect our long-term growth plans overall or in particular markets.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model long-term future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the body contouring market, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our long-term future growth effectively and profitably could have an adverse effect on our business, financial condition, and operating results.

We are dependent upon the success of the AirSculpt® body sculpting procedure. If market acceptance for the AirSculpt® procedure fails to grow significantly, our business and future prospects could be harmed.

We commenced performing AirSculpt® procedures in 2012, and we expect that the revenue we generate from performing AirSculpt® procedures will account for substantially all of our revenue for the next several years. Accordingly, our success depends on the acceptance among patients of the AirSculpt® procedure as a preferred aesthetic treatment for the selective reduction of fat. The degree of market acceptance of the AirSculpt® procedure by patients is unproven. We believe that market acceptance of the AirSculpt® procedure will depend on many factors, including:

- the perceived advantages or disadvantages of AirSculpt® procedures compared to other aesthetic products and treatments;
- the safety and efficacy of AirSculpt® procedures relative to other aesthetic products and alternative treatments;
- the price of AirSculpt® procedures relative to other aesthetic products and alternative treatments;
- our success in expanding our sales and marketing organization;
- the effectiveness of our marketing initiatives;
- our success in maintaining the premium pricing for the AirSculpt® procedure; and
- our success in recruiting and training surgeons in the proper use of the AirSculpt® procedure and selection of appropriate patients as candidates for AirSculpt® procedures.

Further, market acceptance and success of the AirSculpt® procedure can be affected by adverse publicity or negative public perception about us, our competitors, our patients, our services, or our industry generally. Adverse publicity may include publicity about the cosmetic treatment industry generally, the efficacy, safety and quality of body fat reduction procedures in general, and liability claims or other litigation, regardless of whether such litigation involves us or the business practices or services of our competitors. Our business, financial condition and results of operations could be adversely affected if the AirSculpt® procedure or any body fat reduction services provided by our competitors are alleged to be or are proved to be harmful to patients or to have unanticipated and unwanted health consequences.

We cannot assure you that the AirSculpt® procedure will achieve broad market acceptance among patients. Because we expect to derive substantially all of our revenue for the foreseeable future from AirSculpt® procedures, any failure of this product to satisfy patient demand or to achieve meaningful market acceptance will harm our business and future prospects.

If there is not sufficient patient demand for AirSculpt® procedures, our financial results and future prospects will be harmed.

The AirSculpt® procedure is an elective procedure, the cost of which must be borne by the patient, and is not reimbursable through government or private health insurance. The decision to undergo an AirSculpt® procedure is thus driven by patient demand, which may be influenced by a number of factors, such as:

- the success of our sales and marketing programs;
- our success in attracting consumers who have not previously undergone an aesthetic procedure;
- the extent to which the AirSculpt® procedure satisfies patient expectations;
- our ability to properly train our surgeons in performing AirSculpt® procedures such that our patients do not experience excessive discomfort during treatment or adverse side effects;
- the cost, safety, and effectiveness of AirSculpt® procedures versus other aesthetic treatments;
- consumer sentiment about the benefits and risks of aesthetic procedures generally and the AirSculpt® procedure in particular;
- general consumer confidence, which may be impacted by economic and political conditions;
- our use of social media to drive new customer acquisition; and
- our ability to offer virtual consultations to our patients.

Our financial performance will be materially harmed in the event we cannot generate significant patient demand for the AirSculpt® procedure.

Our success depends largely upon patient satisfaction with the effectiveness of the AirSculpt® procedure.

In order to generate repeat and referral business, patients must be satisfied with the effectiveness of the AirSculpt® procedure. Patient perception of their results may vary. If patients are not satisfied with the aesthetic benefits of the AirSculpt® procedure, or feel that it is too expensive for the results obtained, our reputation and future sales will suffer.

If we fail to operate new centers in a cost-effective manner, our financial performance could be materially and adversely affected.

Our long-term growth strategy depends, in large part, on growing and operating our new centers, including five opened in 2024, both in existing and new geographic regions, particularly in densely populated and affluent metropolitan and suburban regions.

Our ability to successfully operate new centers depends on many factors, including, among others, our ability to:

- recruit qualified surgeons through our affiliated Professional Associations for our new centers;
- address regulatory, competitive, and marketing, and other challenges encountered in connection with expansion into new markets;
- hire, train and retain surgeons and other personnel through our affiliated Professional Associations;
- maintain adequate information system and other operational system capabilities;
- successfully integrate new centers into our existing management structure with affiliated Professional Associations and operations, including information system integration;
- source sufficient levels of medical supplies at acceptable costs;
- obtain and maintain necessary permits and licenses through our affiliated Professional Associations;
- generate sufficient levels of cash or obtain financing on acceptable terms to support our expansion;
- achieve and maintain brand awareness in new markets; and
- identify and satisfy the needs and preferences of our patients.

Our failure to effectively address challenges such as these could adversely affect our ability to successfully operate new centers in a cost-effective manner.

In addition, there can be no assurance that newly-opened centers will achieve net sales or profitability levels comparable to those of our existing centers in the time periods estimated by us, or at all. If our centers fail to achieve, or are unable to sustain, profitability levels, our business may be materially harmed and we may incur significant costs associated with closing those centers.

Accordingly, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our centers as planned, that our new centers will perform as expected. Our failure to implement our growth strategy and to successfully operate new centers at the costs estimated by us could have a material adverse effect on our business, financial condition and results of operations.

If we cannot maintain our high-performance and client-focused culture as we grow, we could lose the innovation and passion that we believe contribute to our success and our business may be harmed.

We believe that a critical component of our success has been our corporate culture. We have invested substantial time and resources in building our high-performance, client-focused culture. We will need to maintain our high-performance, client-focused culture among a larger number of surgeons and other employees, dispersed across various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit surgeons and other personnel on behalf of our affiliated Professional Associations and to effectively focus on and pursue our corporate objectives.

To successfully continue to grow in markets outside of North America, we must address many issues with which we have limited experience.

Continued international operation is subject to a number of risks, including:

- difficulties in staffing and managing our international operations;
- increased competition as a result of more procedures receiving regulatory approval or otherwise freedom to market in international markets;
- reduced or varied protection for intellectual property rights in some countries;
- foreign tax laws;
- fluctuations in currency exchange rates;
- foreign certification and regulatory clearance or approval requirements;
- difficulties in developing effective marketing campaigns in unfamiliar foreign countries;
- geopolitical events (such as Russian invasion of Ukraine), social and economic instability abroad, terrorist attacks, and security concerns in general;
- potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to our corporate structure, and restrictions on the repatriation of earnings;
- the burdens of complying with a wide variety of foreign laws and different legal standards; and
- increased financial accounting and reporting burdens and complexities.

If one or more of these risks were realized, it could require us to dedicate significant financial and management resources and our revenue may decline.

The market in which we operate is highly competitive. In addition to competing with body contouring companies, we also compete with companies that make weight loss drugs and offer other weight loss solutions. If our competitors are able to develop and market solutions that are safer, more effective, easier to use or more readily adopted by patients and healthcare providers, our commercial opportunities may be reduced or eliminated.

The body contouring market is highly competitive and dynamic and is characterized by rapid and substantial technological development and product innovations. Demand for the AirSculpt® procedure could be limited by the products and technologies offered by our competitors. In the United States, we compete against companies that have developed non-invasive and other minimally-invasive procedures for body contouring, companies that have developed invasive surgical procedures for fat reduction and companies that offer non-surgical methods of fat reduction, including weight-loss drugs, and other weight loss solutions. Due to less stringent regulatory requirements, there are many more aesthetic products and procedures available for use in international markets than are approved for use in the United States. There are also fewer limitations on the claims our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we face even greater competition in these markets than in the United States. Further, our patent protection of AirSculpt® is limited to the United States, and therefore we may face increased competition from competitors using procedures similar to the AirSculpt® procedure in other countries.

Many of our competitors are large, experienced companies that have substantially greater resources and brand recognition than we do. Some of these competitors offer similar procedures (including competitors who may charge less for such procedures than we do) and others offer alternative procedures and products, including non-surgical weight loss and obesity solutions, that are less expensive than the procedures we offer. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We have significant exposure to the weight loss and obesity solutions market, which is highly competitive, subject to rapid change and significantly affected by new product introductions, results of clinical research, corporate combinations, and other factors relating to the weight loss industry. Because of the market opportunity and the high growth potential of the market for weight loss and obesity solutions, existing and potential competitors have historically dedicated, and will continue to dedicate, significant resources to aggressively develop and commercialize their products. For example, in 2023, certain drugs initially approved for use in diabetes patients gained market acceptance for use in weight loss treatment following FDA approvals for weight loss indications.

As of the date of this report, it is difficult to predict the long-term market impact of weight-loss drugs, including their long-term efficacy as weight loss drugs and potential drawbacks. As a result, we cannot be certain that our procedures will continue to be competitive with current or future technologies and medical advances in the weight loss and obesity solutions market.

Our success depends on our ability to enhance our current procedures and technologies, and develop and market new procedures, to keep pace with technological developments and evolving industry standards, while responding to changes in patient expectations. If our competitors are able to develop and market solutions that are safer, more effective, easier to use or more readily adopted by patients and healthcare providers, our commercial opportunities may be reduced or eliminated. Competing in the body contouring market and the spread of non-surgical weight loss and obesity solutions could result in price-cutting, reduced profit margins, and reduced market share, any of which would harm our business, financial condition, and results of operations.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy resulting from the ongoing military conflict between Russia and Ukraine.

The global economy has been negatively impacted by increasing tension, uncertainty and tragedy resulting from ongoing military conflict between Russia and Ukraine. The adverse and uncertain economic conditions resulting therefrom have and may further negatively impact global demand, cause supply chain disruptions and increase costs for transportation, energy and other raw materials. Furthermore, governments in the United States, the European Union, the United Kingdom, Canada and others have imposed financial and economic sanctions on certain industry segments and various parties in Russia and Belarus. We are monitoring the conflict including the potential impact of financial and economic sanctions on the global economy. Increased trade barriers, sanctions and other restrictions on global or regional trade could adversely affect our business, financial condition and results of operations. The length and impact of the ongoing military conflict is highly unpredictable, and resulted in market disruptions, including significant volatility in commodity prices, credit and capital markets, an increase in cyber security incidents as well as supply chain disruptions. Further escalation of geopolitical tensions related to this military conflict and/or its expansion could result in increased volatility and disruption to the global economy and the markets in which we operate adversely impacting our business, financial condition or results of operations.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We use third-party social media platforms as marketing tools. For example, we maintain Facebook, Instagram and YouTube accounts and we offer consumers the opportunity to comment on our social media platforms. Negative commentary or false statements may be posted on our social media platforms, which could be adverse to our reputation or business. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction.

As social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by the Company, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

In addition, an increase in the use of social media for marketing may cause an increase in the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic marketing claims in violation of applicable regulations.

Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications could materially adversely affect our net revenue and business.

Our business depends on email and other messaging services for promoting our brand and services. If we are unable to successfully deliver emails or other messages to potential customers, or if potential customers decline to open or read our messages, our business, financial condition and results of operations may be materially adversely affected. Changes in how web and mail services block, organize and prioritize email may reduce the number of subscribers who receive or open our emails. For example, Google's Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber's inbox or viewed as "spam" by our subscribers and may reduce the likelihood of that subscriber reading our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to consumers.

Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially adversely impact our business. Our use of email and other messaging services to send communications to consumers may also result in legal claims, which may cause increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage consumers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our consumers' ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by consumers could materially and adversely affect our business, financial condition and results of operations.

Changes in laws and regulations related to the internet, perceptions toward the use of social media and changes in internet infrastructure itself may diminish our ability to drive new customer acquisition and could adversely affect our business and results of operations.

The success of our business depends upon the continued use of the internet and social media networks. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet, generally. These laws, taxes, fees or charges could limit the use of the internet or decrease the demand for internet-based solutions.

The public's increasing concerns about data privacy and security and the use of social media may negatively affect the use or popularity of social media networks, and, in turn, adversely affect our business. Similarly, enhanced scrutiny may lead to an increase in regulation of social media, which could limit our ability to use social media to drive our brand awareness and increase consumer acceptance for our procedures.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by "viruses," "worms" and similar malicious programs, as well as the risks associated with other types of security breaches. If the use of the internet is reduced as a result of these or other issues, then the reduction in marketing and networking with respect to our services and patients could result in a decline in demand for the AirSculpt® procedure, which could adversely affect our revenue, business, results of operations and financial condition.

Regulations related to healthcare, including telehealth, are evolving. To the extent regulations change, our ability to provide virtual consultations could be hampered.

In a regulatory climate that is uncertain, our operations and our arrangements with our affiliated Professional Associations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and recurring expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations and our ability to provide virtual services in certain jurisdictions. Areas of government regulation that, if changed, could be costly to us include rules governing the provision of virtual consultations.

In addition, a few states have imposed different, and, in some cases, additional, standards regarding the provision of virtual medical consultations and telehealth, generally. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and what is permissible are possible. If a successful legal challenge or an adverse change in the relevant laws or regulations were to occur, and we were unable to adapt our business model accordingly, our operations in the affected jurisdictions or ability to reach patients in such jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations. If we are required to adapt our business model, we may be limited to only in-person services, which may have a material adverse effect on our business, financial condition and results of operations.

We face competition for surgeons.

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The number of surgeons available to work through our affiliated Professional Associations at our centers is finite, and we face intense competition from other cosmetic treatment centers in recruiting surgeons to work in our centers.

In addition, there may be other companies that may decide to enter our business. Many of these companies have greater resources than we do, including financial, marketing, staff and capital resources. If we are unable to compete effectively with any of these entities for surgeons, we may be unable to implement our business strategies successfully and our financial position and results of operations could be adversely affected.

We rely on a skilled, licensed labor force to provide our medspa and cosmetic services, and the supply of this labor force is finite. If we cannot hire adequate staff for our clinics, we will not be able to operate.

As of December 31, 2024, we employed approximately 389 full-time employees and approximately 33 part-time employees. Many of our personnel are licensed to perform cosmetic services, including medical treatments, and hold licenses as physicians and nurses. Our success depends, in part, on our continuing ability to identify, hire, develop and retain highly qualified personnel, including surgeons and nurses, through our affiliated Professional Associations. The demand for medical professionals increased significantly during the COVID-19 pandemic and in the following years. Further, even before the COVID-19 pandemic, the demand for medical professionals had been increasing as more consumers began gravitating to health and wellness treatments, such as medspa and cosmetic services. As a result, we have increased, and may continue to increase, the salaries and bonuses for both potential and existing personnel. Additionally, many of the jurisdictions in which we operate our centers have their own licensing or similar requirements applicable to our personnel, and the onboarding and training process for each of our employees and our independent contractors can take several months. If we cannot identify, hire, develop and retain adequate staff for our centers through our affiliated Professional Associations, we will not be able to open new centers on a timely basis or adequately staff existing centers.

Our personnel or others may engage in misconduct or other improper activities, including noncompliance with our policies and procedures.

We are exposed to the risk of misconduct or other improper activities by our personnel. Misconduct by our personnel could include inadvertent or intentional failures to comply with our policies and procedures (such as our data privacy policies), medical standards or procedures, the laws and regulations to which we are subject and/or ethical, social, product, labor and environmental standards. Our current and former personnel may also become subject to allegations of sexual harassment, racial and gender discrimination or other similar misconduct, which, regardless or the ultimate outcome, may result in adverse publicity that could significantly harm our brand, reputation and operations. Misconduct by our personnel could also involve the improper use of information obtained in the course of the associate's prior or current employment, which could result in legal or regulatory action and harm to our reputation.

We outsource the manufacturing of key elements of the tools we use for AirSculpt® procedures to a single third-party manufacturer.

Euromi manufactures the handpiece our surgeons use for AirSculpt® procedures. If the operations of Euromi are interrupted or if they are unable to meet our delivery requirements due to capacity limitations or other constraints, we may be limited in our ability to perform procedures for customers which could harm our reputation and results of operations.

The manufacturing operations of Euromi are themselves dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

The handpieces that our surgeons use for AirSculpt® procedures are currently manufactured by Euromi. We do not have qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond Euromi's capabilities could harm our ability to perform AirSculpt® procedures until new sources of supply are identified and qualified. Our reliance on a single supplier of handpieces subjects us to a number of risks that could harm our business, including:

- interruption of supply resulting from modifications to or discontinuation of Euromi's operations;
- delays in product shipments resulting from uncorrected defects, reliability issues, or Euromi's variation in a component;
- a lack of long-term supply agreements;
- inability to obtain adequate supply in a timely manner or to obtain adequate supply on commercially reasonable terms;
- difficulty and cost associated with locating and qualifying alternative suppliers for our handpieces in a timely manner;
- production delays related to the evaluation and testing of handpieces from alternative suppliers and corresponding regulatory qualifications; and

- damage to our brand reputation caused by defective handpieces.

Moreover, during the past several years, macroeconomic and geopolitical conditions, as well as outbreaks of COVID-19, have resulted in widespread global supply chain delays and disruptions to vendors, including critical supply shortages, significant material cost inflation and extended lead times for items that are required for our operations. Any such interruptions to our supply chain could increase our costs and could limit the availability of products critical to our operations.

Any interruption in the supply of handpieces, or our inability to obtain substitute handpieces from alternate sources at acceptable prices in a timely manner, could harm our ability to perform AirSculpt® procedures until new sources of supply are identified and qualified.

Some jurisdictions preclude us from entering into non-compete agreements with our surgeons, and other non-compete agreements and restrictive covenants applicable to certain surgeons and other employees may not be enforceable.

We have contracts with surgeons in many states. Some of our services contracts include provisions preventing these surgeons from competing with us. The law governing non-compete agreements and other forms of restrictive covenants varies from state to state. Some jurisdictions prohibit us from entering into non-compete agreements with our professional staff. Other states are reluctant to strictly enforce non-compete agreements and restrictive covenants against surgeons. Therefore, there can be no assurance that our non-compete agreements related to employed or otherwise contracted surgeons will be enforceable if challenged in certain states. In such event, we would be unable to prevent formerly employed or otherwise contracted surgeons from competing with us, potentially resulting in the loss of some of our business.

We may become involved in litigation which could negatively impact the value of our business.

From time to time we are involved in lawsuits, claims, audits and investigations, including those arising out of services provided, personal injury claims, professional liability claims, billing and marketing practices, employment disputes and contractual claims. We may become subject to future lawsuits, claims, audits and investigations that could result in substantial costs and divert our attention and resources and adversely affect our business condition. These lawsuits, claims, audits or investigations, regardless of their merit or outcome, may also adversely affect our reputation and ability to expand our business.

Our centers and our affiliated Professional Associations providing professional services at such centers may become subject to medical liability and other legal claims, which could have a material adverse impact on our business.

The nature and use of our services could give rise to liability, including medical liability claims against our Professional Associations and surgeons, if a customer were injured while receiving our procedures or were to suffer adverse reactions following our procedures. Adverse reactions could be caused by various factors beyond our control. If any of these events occurred, we and our affiliated Professional Associations could incur substantial litigation expense and be required to make payments in connection with settlements of claims or as a result of judgments against us, which could result in substantial damage awards that exceed the limits of our respective insurance coverage. Additionally, any claims made against us could divert the attention of our management and our surgeons from our operations, which could have a material adverse effect on our business, financial condition and results of operations.

In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Many of these actions involve large monetary claims and significant defense costs. We also owe certain defense and indemnity obligations to our officers and directors.

We, the Professional Associations and their surgeons maintain liability insurance in amounts that we believe are customary for the industry and appropriate in light of the risks attendant to our business. As of the date of this Annual Report on Form 10-K, our affiliated Professional Associations maintain professional and general liability insurance that provides coverage on a claims-made basis in a range of $0.5 million to $2.0 million per occurrence with a retention of $50,000 per occurrence and a range of $1.0 million to $4.0 million in annual aggregate coverage. We also maintain business interruption insurance and property damage insurance, as well as an additional umbrella insurance policy in the aggregate of $6.0 million. Coverage under certain of these policies is contingent upon the policy being in effect when a claim is made regardless of when the events which caused the claim occurred. In addition, surgeons who provide professional services in our centers are required to maintain separate malpractice coverage with similar minimum coverage limits. We also maintain a directors' and officers' insurance policy, which insures our directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers.

Our collective insurance coverage may not cover all claims against us. Insurance coverage may not continue to be available at a cost allowing us to maintain adequate levels of insurance. If one or more successful claims against us, our affiliated

Professional Associations or surgeons were not covered by or exceeded the coverage of our insurance, our financial condition and results of operations could be adversely affected. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope or limits of coverage of any applicable insurance coverage, including claims related to adverse patient events, contractual disputes, professional and general liability, and directors' and officers' duties.

In addition, if our costs of insurance and claims increase, then our earnings could decline. Market rates for insurance premiums and deductibles have been steadily increasing. Our earnings and cash flows could be materially and adversely affected by any of the following:

- the collapse or insolvency of our insurance carriers;
- further increases in premiums and deductibles;
- increases in the number of liability claims against us or the cost of settling or trying cases related to those claims; or
- an inability to obtain one or more types of insurance on acceptable terms, if at all.

The health of the economy may affect consumer purchases of discretionary services, such as cosmetic services, which could have a material adverse effect on our business, financial condition and results of operations.

The results of our operations may be materially affected by conditions in the capital and credit markets and the economy generally. We appeal to a wide demographic customer profile for cosmetic services. Uncertainty in the economy could adversely impact customer purchases of discretionary services, including cosmetic services. Factors that could affect customers' willingness to make such discretionary purchases include general business conditions, levels of employment, interest rates, overall inflation, tax rates, the availability of consumer credit, consumer confidence in future economic conditions and risks, or the public perception of risks related to public health crises, including epidemics or pandemics such as the COVID-19 pandemic or other catastrophic events. In the event of a prolonged economic downturn or acute recession, consumer spending habits could be adversely affected and we could experience lower than expected net sales.

In addition, a general deterioration in economic conditions could adversely affect our commercial partners including our vendor partners as well as the real estate developers and landlords who we rely on to construct and operate locations in which our centers are located. A bankruptcy or financial failure of a significant vendor or a number of significant real estate developers or landlords could have a material adverse effect on our business, financial condition, profitability, and cash flows.

Our revenue could decline due to changes in credit markets and decisions made by credit providers.

Historically, approximately half of our patients have financed their procedures through third-party credit providers with whom we have existing relationships. If we are unable to maintain our relationships with our financing partners, there is no guarantee that we will be able to find replacement partners who will provide our patients with financing on similar terms, and our revenue may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of patients with the financial means to purchase our products. Higher interest rates could increase our costs or the monthly payments for consumer products financed through other sources of consumer financing. In the future, we cannot be assured that third-party financing providers will continue to provide patients with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit, or the loss of our relationship with our current financing partners, could have an adverse effect on our business, financial conditions, and operating results.

Our centers are sensitive to regulatory, economic and other conditions in the states and jurisdictions where they are located.

Our revenue is particularly sensitive to regulatory, economic and other conditions in the states and jurisdictions in which we have centers. As of the date of this Annual Report on Form 10-K, we operate through our arrangements with our affiliated Professional Associations thirty-two centers in Arizona, California, Colorado, Florida, Georgia, Illinois, Kansas, Massachusetts, Michigan, Minnesota, Nevada, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Texas, Utah, Washington, and Virginia as well as Toronto, Canada and London, United Kingdom.

In addition, our five centers located in California represented 20% of our revenue in 2024 and 2023. As a result, our business, financial condition and results of operations could be adversely affected by disruptions in the Southern California economy resulting from recent wildfires. We expect that disruptions in the Southern California economy resulting from recent wildfires may impact the demand for our procedures at our five centers located in California, in particular at our center located in Beverly Hills. In the event of any other adverse regulatory, economic or other developments in any of the states and jurisdictions in which we have a higher concentration of centers there could be unanticipated adverse impacts on our business in those states and jurisdictions, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We depend on our senior management, and we may be adversely affected if we lose any member of our senior management.

Because our senior management has been key to our success, we are highly dependent on Dr. Aaron Rollins, our founder and Executive Chairman of our board of directors. We do not maintain "key man" life insurance policies on any of our officers. Competition for senior management generally, and within the cosmetic surgery and healthcare industry specifically, is intense and we may not be able to recruit and retain the personnel we need if we were to lose an existing member of senior management. Because our senior management is instrumental to our future success, the loss of key management personnel, without adequate replacements, or our inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on our financial condition and results of operations.

We rely on Vesey Street Capital Partners, L.L.C., our private equity sponsor and the interests of our Sponsor may conflict with the interests of the Company and its other stockholders.

We have in recent years depended on our relationship with our Sponsor to help guide our business plan. Our Sponsor has significant expertise in financial matters. This expertise was available to us through the representatives our Sponsor has on our board of directors and as a result of our management agreement with an affiliate of our Sponsor (the "Management Agreement"). In connection with the completion of our IPO, the Management Agreement terminated. Daniel Sollof and Adam Feinstein remain on our board of directors and hold contractual rights to seats on our board of directors for as long as our Sponsor maintains certain levels of ownership of our common stock. We have entered into, and may in the future enter into, agreements with our Sponsor which constitute related-party transactions as defined under Item 404 of Regulation S-K, as disclosed in further detail in this Annual Report on Form 10-K under the caption "Certain Relationships and Related Transactions, and Director Independence." As of the date of this Annual Report on Form 10-K, affiliates of our Sponsor beneficially own 50.1% of our common stock. Affiliates of our Sponsor may elect to reduce their ownership in our Company, which could reduce or eliminate the benefits we have historically achieved through our relationship with it.

Additionally, our Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by our Sponsor continue to indirectly own a significant amount of our capital stock, even if such amount is less than a majority of our outstanding common stock on a fully-diluted basis, our Sponsor will continue to be able to strongly influence or effectively control our decisions.

Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our outstanding indebtedness.

As of December 31, 2024, total outstanding indebtedness under our senior credit facility was approximately $75.8 million, consisting of $70.8 million in term loans (the "Term Loan") and $5.0 million drawn on the revolving credit facility (the "Revolver") (the "Term Loan and Revolving Credit Facility"). Our leverage could have important consequences, including:

- making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under such instruments;
- making us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;
- limiting cash flow available for general corporate purposes, including capital expenditures and opening new centers, because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;
- limiting our ability to obtain additional debt financing in the future for working capital, capital expenditures or opening new centers;
- limiting our flexibility in reacting to competitive and other changes in our industry and economic conditions generally; and
- exposing us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

On March 12, 2025, the Company, EBS Intermediate Parent LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("EBS Parent"), EBS Enterprises LLC, a Delaware limited liability company ("Borrower"), Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as the administrative agent ("SVB"), and the lenders a party thereto entered into a Third Amendment to Credit Agreement (the "Third Amendment") in connection with that certain Credit Agreement, dated as of November 7, 2022 (as amended by that certain First Amendment and Limited Waiver to Credit Agreement, dated as of March 9, 2023, by that certain Second Amendment to Credit Agreement, dated as of September 13, 2024, and by the Third Amendment, collectively, the "Credit Agreement"), among the Company, EBS Parent, Borrower, the several banks and other financial institutions or entities from time to time party thereto (each a "Lender" and, collectively, the "Lenders") and SVB, the form of which was attached as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on November 9, 2022.

Under the terms of the Third Amendment, the parties thereto agreed to modify certain financial condition covenants made by the Company under the Term Loan and Revolving Credit Facility, such that (i) the Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Agreement) of the Company and its subsidiaries as of the last day of the fiscal quarters ending March 31, 2025 and June 30, 2025 must be no less than 0.50x and 1.10x, respectively, and no less than 1.25x on the last day of the fiscal quarters ending September 30, 2025 and thereafter, instead of 1.10x as of March 31, 2025 and 1.25x as of June 30, 2025 and thereafter, as previously set forth in the Credit Agreement; (ii) the Consolidated Leverage Ratio (as defined in the Credit Agreement) of the Company and its subsidiaries as of the last day of the fiscal quarters ending March 31, 2025, June 30, 2025, September 30, 2025, December 31, 2025 and March 31, 2026, must not exceed 4:25x, 3.50x, 3.25x, 3.25x, and 2.75x, respectively, and the Consolidated Leverage Ratio as of the last day of each fiscal quarter thereafter must not exceed 2.25x, instead of 3.25x as of March 31, 2025, 2.75x as of June 30, 2025, and 2.25x thereafter, as previously set forth in the Credit Agreement; (iii) the Company and its subsidiaries will be required to maintain minimum Liquidity (as defined in the Credit Agreement) of not less than (A) $3,000,000.00 as of the last day of the month ending March 31, 2025, (B) $5,000,000 as of the last day of the month ending April 30, 2025, and (C) $7,500,000.00 as of the last day of the months ending May 31, 2025 and thereafter (or the last day of each fiscal quarter thereafter upon the satisfaction of certain financial tests described therein); and (iv) new liquidity and financial reporting requirements have been added.

In addition to revising the covenants listed above, the Third Amendment revised or added new terms such that (i) for outstanding loans, beginning on or about July 1, 2025 the applicable per annum margin will be increased to 3.75% or 4.75% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 3.00x, 3.50% or 4.50% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.00x and less than 3.00x, and 3.25% or 4.25% for base rate or SOFR, respectively, if the Company's total leverage ratio is below 2.00x, (ii) the Term Loan and Revolving Credit Facility will mature on May 11, 2027 (instead of November 7, 2027); (iii) Liquidity in excess of $3.0 million will be used to repay the outstanding funds drawn on the revolving credit facility on a monthly basis beginning April 30, 2025; (iv) revolver draws will be subject to compliance with the minimum Liquidity covenant; (v) the Company will be required to reimburse SVB for certain fees and expenses relating to the engagement of a financial advisor, and (vi) 100% of first $10.0 million of any equity proceeds will be used to repay the Term Loan, and Revolving Credit Facility, subject to a carve-out of the first $3.0 million of equity proceeds and any equity proceeds received from Sponsor. In consideration of the Third Amendment, the Company paid a fee equal to 0.15% of the outstanding loans to consenting Lenders, and a $125,000 arrangement fee to SVB. On March 12, 2025, in connection with the Third Amendment, the Company, SVB and our Sponsor (through certain affiliated entities) entered into that certain Limited Guarantee by and among Vesey Street Capital Partners Healthcare Fund, L.P., Vesey Street Capital Partners Healthcare Fund-A, L.P., SVB and the Company (the "Limited Guarantee"), pursuant to which our Sponsor agreed to provide a $10.0 million guaranty of the Company's obligations under the Credit Agreement. The Limited Guarantee is callable on June 15, 2025 (or upon the earlier occurrence of certain defaults described therein) if the Company has not prepaid the Term Loan (excluding regularly scheduled amortization) by $10.0 million as of such date. Under the terms of the Limited Guarantee, if Sponsor is required to make any payment under the Limited Guarantee (other than as a result of a bankruptcy event), then Sponsor will be deemed to have purchased shares of common stock of the Company having an aggregate value equal to the amount of such payment. The Company has agreed to issue a subordinated note to Sponsor if a payment occurs under the Limited Guarantee, to the extent such payment does not result from the issuance of shares of common stock by the Company to Sponsor.

Restrictive covenants in our debt instruments may adversely affect us.

Our Term Loan and Revolving Credit Facility, including the recent Third Amendment, contain various covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

- incur additional indebtedness;
- make certain distributions, investments and other restricted payments;
- dispose of our assets;

- grant liens on our assets;
- engage in transactions with affiliates;
- merge, consolidate or transfer substantially all of our assets; and
- make payments to us (in the case of our restricted subsidiaries).

In addition, our Term Loan and Revolving Credit Facility contain other and more restrictive covenants, including covenants requiring us to maintain specified financial ratios triggered in certain situations and to satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will continue to meet those tests. A breach of any of these covenants could result in a default under our Term Loan and Revolving Credit Facility. Upon the occurrence of an event of default under our Term Loan and Revolving Credit Facility, the lenders could elect to declare all amounts outstanding under our Term Loan and Revolving Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets, excluding assets of our non-guarantor subsidiaries, as security under our Term Loan and Revolving Credit Facility. If the lenders under our Term Loan and Revolving Credit Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our Term Loan and Revolving Credit Facility and our other indebtedness.

We cannot assure you that our business will generate sufficient cash flow from operations, that revenue trends and operating improvements anticipated as of the date of this Annual Report on Form 10-K will be realized or that future borrowings will be available to us under our Term Loan and Revolving Credit Facility in amounts sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we could attempt to restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future, including secured indebtedness. Although the Term Loan and Revolving Credit Facility, including the recent Third Amendment, contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. In addition, as of December 31, 2024 we had no availability under our Revolver. If new debt is added to our or our subsidiaries' current debt levels, the related risks that we face would be increased.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or capital expenditures or seeking to raise additional capital. Our ability to restructure or refinance our debt, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, could affect our ability to satisfy our debt obligations and have a material adverse effect on our business, prospects, results of operations and financial condition.

We are a holding company with no operations of our own.

We are a holding company, and our ability to service our debt is dependent upon the earnings from the business conducted by our subsidiaries that operate the centers. The effect of this structure is that we depend on the earnings of our subsidiaries, and the distribution or payment to us of a portion of these earnings to meet our obligations, including those under our Term Loan and Revolving Credit Facility and any of our other debt obligations. The distributions of those earnings or advances or other distributions of funds by these entities to us, all of which are contingent upon our subsidiaries' earnings, are subject to various business considerations. In addition, distributions by our subsidiaries could be subject to statutory restrictions, including state laws requiring that such subsidiaries be solvent, or contractual restrictions. Some of our subsidiaries may become subject to agreements that restrict the sale of assets and significantly restrict or prohibit the payment of dividends or the making of distributions, loans or other payments to stockholders, partners or members.

Our variable rate debt exposes us to risks associated with rising interest rates, which could adversely affect our cash flows.

As of December 31, 2024, we had borrowings under our Term Loan and Revolving Credit Facility with variable rate debt that was indexed to the Secured Overnight Financing Rate ("SOFR"). All outstanding loans bear interest based on either a base rate or SOFR plus an applicable per annum margin. During the period from January 1, 2024, through September 12, 2024, the applicable per annum margin was 2.0% or 3.0% for base rate or SOFR, respectively, if the Company's total leverage ratio was equal to or greater than 2.0x. If the Company's total leverage ratio was equal to or greater than 1.0x and less than 2.0x, the applicable per annum margin was 1.5% or 2.5% for base rate or SOFR, respectively. If the Company's total leverage ratio was below 1.0x, the applicable per annum margin was 1.0% or 2.0% for base rate or SOFR, respectively. During the period from September 13, 2024, through December 31, 2024, the applicable per annum margin was 2.5% or 3.5% for base rate or SOFR, respectively, if the Company's total leverage ratio was equal to or greater than 2.0x; if the Company's total leverage ratio was equal to or greater than 1.0x and less than 2.0x, the applicable per annum margin of 2.0% or 3.0% for base rate or SOFR, respectively; if the Company's total leverage ratio was below 1.0x, the applicable per annum margin of 1.5% or 2.5% for base rate or SOFR, respectively. Increases in interest rates on variable rate debt would increase our interest expense and the cost of refinancing existing debt and incurring new debt, unless we make arrangements that hedge the risk of rising interest rates, which would adversely affect net income and cash available for payment of our debt obligations and distributions to equity holders.

Under the recent Third Amendment to our Credit Agreement, for SOFR loans, the applicable per annum margin has been updated, beginning on or about July 1, 2025, to 3.75% or 4.75% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 3.00x, 3.50% or 4.50% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.00x and less than 3.00x, and 3.25% or 4.25% for base rate or SOFR, respectively, if the Company's total leverage ratio is below 2.00x.

Comprehensive tax reform legislation or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We may be subject to income and other taxes in the United States and foreign jurisdictions, and our domestic tax liabilities are subject to the allocation of expenses in differing jurisdictions.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Cuts and Jobs Act of 2017 (the "Tax Cuts and Jobs Act") enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities may affect us, and certain aspects of the Tax Cuts and Jobs Act or other U.S. tax laws could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to any newly enacted federal tax legislation.

Proposals to change U.S. or foreign tax laws could have an adverse impact on our effective tax rate, income tax expense, and financial performance. For example, the U.S. Congress, the Organization for Economic Cooperation and Development ("OECD"), and other government agencies are considering various proposals that may affect the taxation of multinational corporations. Although we cannot predict whether or in what form these proposals may pass, changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, or other changes could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, or could increase our future tax expense.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign authorities. We regularly assess the likelihood of an adverse outcome resulting from such an examination to determine the adequacy of our provision for income taxes. Outcomes from these examinations and audits could have an adverse effect on our financial condition and results of operations.

If there is a change in accounting standards by the Financial Accounting Standards Board or the interpretation thereof affecting consolidation of entities, it could have a material adverse effect on our consolidation of total revenue derived from the Professional Associations.

Our financial statements are consolidated in accordance with applicable accounting standards and include the accounts of our subsidiaries and the Professional Associations, which we manage under the MSAs but are not owned by us. Such consolidation for accounting and/or tax purposes does not, is not intended to, and should not be deemed to, imply or provide us any control over the medical or clinical affairs of our affiliated Professional Associations. In the event a change in accounting standards promulgated by FASB or in interpretation of its standards, or if there is an adverse determination by a regulatory agency or a court, or a change in state or federal law relating to the ability to maintain present agreements or arrangements with our affiliated Professional Associations, we may not be permitted to continue to consolidate the total revenue of such practices.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws, Nasdaq Stock Market, and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

A pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate or that otherwise impacts our centers could adversely impact our business.

If a pandemic, epidemic or outbreak of an infectious disease, including new COVID-19 variants, or other public health crisis were to affect the areas in which we operate, our business, including our revenue, profitability and cash flows, could be adversely affected. If any of our centers were involved, or perceived to be involved, in treating patients with a highly contagious disease, or there was an outbreak of a highly contagious disease in areas in which our centers are located, our patients might cancel or defer cosmetic procedures. This could result in reduced patient volumes and operating revenue, potentially over an extended period. Further, a pandemic, epidemic or outbreak of an infectious disease might adversely impact our business by causing temporary shutdowns of our centers or diversion of patients or by causing staffing shortages in our centers. We may be unable to locate replacement supplies, and ongoing delays could require us to reduce procedure volume or cause temporary shutdowns of our centers. In addition, our results and financial condition may be adversely affected by future federal or state laws, regulations, orders, or other governmental or regulatory actions addressing new COVID-19 variants or the United States' healthcare system, which, if adopted, could result in direct or indirect restrictions to our business, financial condition, results of operations and cash flow. Although we have disaster plans in place and operate pursuant to infectious disease protocols, the extent to which new COVID-19 variants or other public health crises could impact our business is difficult to predict and depends on many factors beyond our control, including the speed of contagion, the development and implementation of effective preventative measures and possible treatments, the scope of governmental and other restrictions on travel and other activity, and public reactions to these factors.

Our centers may be adversely impacted by weather and other factors beyond our control, and disruptions in our disaster recovery systems or management continuity planning could limit our ability to operate our business effectively.

The financial results of our centers may be negatively impacted by adverse weather conditions, such as tornadoes, earthquakes and hurricanes, or other factors beyond our control, such as wildfires. These weather conditions or other factors could disrupt patient scheduling, displace our patients, employees and surgeon partners and force certain of our centers to close temporarily or for an extended period of time. In certain markets, we have a large concentration of centers that may be simultaneously affected by adverse weather condition or events beyond our control.

While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations. Despite our implementation of a variety of security measures, our technology systems could be subject to physical or electronic break-ins, and similar disruptions from unauthorized tampering or weather-related disruptions where our centers are located. In addition, in the event that a significant number of our management personnel were unavailable in the event of a disaster, our ability to effectively conduct business could be adversely affected.

Use and storage of paper medical records increases risk of loss, destruction and could increase human error with respect to documentation and patient care.

The affiliated Professional Associations continue to rely on the use of paper medical records, which are initially stored on-site at our centers. Paper records are more susceptible to human error both in terms of accurately capturing patient information, as well as with respect to misplacing or losing the same. There is no duplicate or backup copy of the paper records and in the event of a flood, fire, theft, or other adverse event, the records, and all patient information, could be lost or destroyed. Paper records do not allow for a number of the benefits of electronic medical records systems, including interoperability with other providers allowing for better coordination of care, and other features designed to improve privacy, security, accuracy and accessibility of patient records. This may create more risk for the Professional Associations, surgeons and our centers to the extent it could lead to clinical issues or breaches of patient privacy.

Our internal computer systems, or those of any of our manufacturers, other contractors, consultants, collaborators, or third party service providers may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

We use information technology systems, infrastructure, and data in many aspects of our business operations, and our ability to effectively manage our business depends significantly on the availability, reliability and capacity of these systems. We are critically dependent on the integrity, security and consistent operations of these systems. We also collect, process and store significant sensitive, personally identifiable, and/or confidential information and intellectual property, including patients' information, private information about employees, and financial and strategic information about us and our business partners. The secure processing, maintenance and transmission of this information is critical to our operations.

Our systems (including those of our contractors, consultants, collaborators, and third-party service providers) may be subject to damage or interruption from cyber-attacks, power outages, telecommunications problems, data corruption, software errors, network failures, acts of war or terrorist attacks, fire, flood, global pandemics and natural disasters; our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we and our contractors, consultants, collaborators, and third-party service providers may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt our business and result in transaction errors, processing inefficiencies and loss of production or sales, causing our business and reputation to suffer. Any material disruption or slowdown of our systems or those of our third-party service providers and business partners, could have a material adverse effect on our business, financial condition, and results of operations.

Further, our systems and facilities, and those of our contractors, consultants, collaborators, and third-party service providers, may be vulnerable to security incidents, including cyber-attacks, ransomware, acts of vandalism, computer viruses, misplaced or lost data, human errors or other similar events. Recent cyberattacks purportedly originated in Russian controlled entities have exacerbated in the wake of Russia's invasion of Ukraine and our systems may be infiltrated by foreign actors. If unauthorized parties gain access to our facilities, networks, or databases, or those of our third-party vendors or business partners, they may be able to steal, publish, delete, use inappropriately, render unreadable or unusable, or modify our private and sensitive third-party information, including personally identifiable information, credit card information, and other sensitive, confidential, or proprietary information. In addition, employees may intentionally or inadvertently cause security incidents that result in unauthorized release of personally identifiable, sensitive, confidential, or proprietary information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations.

Security incidents compromising the confidentiality, integrity, and availability of this information and our systems and those of our third party vendors and business partners could result from cyber-attacks, computer malware, ransomware, viruses, social engineering (including phishing attacks), supply chain attacks, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we rely. We anticipate that these threats will continue to grow in scope and complexity over time and such incidents have occurred in the past, and may occur in the future, resulting in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of the sensitive, proprietary and confidential information that we handle. As we rely on our contractors, consultants, collaborators and third-party service providers, we are exposed to security risks outside of our direct control, and our ability to monitor these third-party service providers and business partners' data security is limited. Despite the implementation of security measures, our internal computer systems and those of our current and any other contractors, consultants, collaborators and third-party service providers, such measures may not be effective in every instance.

Cybercrime and hacking techniques are constantly evolving, and we and/or our third-party service providers may be unable to anticipate or avoid attempted or actual security breaches, react in a timely manner, or implement adequate preventative measures, particularly given the increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts. While we have taken measures designed to protect the security of the confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats.

If such an event were to occur and cause interruptions in our operations or result in the unauthorized acquisition of or access to personally identifiable information or individually identifiable health information (violating certain privacy laws), it could result in a material disruption of our business operations, whether due to a loss of our trade secrets or other similar disruptions.

Laws in all states and U.S. territories require businesses to notify affected individuals, governmental entities, media, and/or credit reporting agencies of certain security incidents affecting personal information. Such laws are inconsistent, and compliance in the event of a widespread security incident is complex and costly and may be difficult to implement. Moreover, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover all costs and liabilities related to these incidents. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

The cost of investigating, mitigating and responding to potential security breaches and complying with applicable breach notification obligations to individuals, regulators, partners and others can be significant. Security breaches can also give rise to claims, and the risk of such claims is increasing. For example, as discussed below, the CCPA creates a private right of action for certain data breaches. Further, defending a suit, regardless of its merit, could be costly, divert management attention and harm our reputation. The successful assertion of one or more large claims against us could adversely affect our reputation, business, financial condition, revenue, results of operations or cash flows.

Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or our patients, or prevent us from accessing critical information or systems and expose us to liability, and could adversely affect our business and our reputation.

In the ordinary course of our business, we create, receive, maintain, transmit, collect, store, use, disclose, share and process (collectively, "Process") sensitive data, including individually identifiable health information ("IIHI") and other types of personal data or personally identifiable information (collectively, "PII" and, together with IIHI, "IIHI/PII") relating to our employees, patients, and others. We also Process and contract with third-party service providers to Process sensitive information, including IIHI/PII, confidential information, and other proprietary business information.

We are highly dependent on information technology networks and systems, including the internet, to securely Process IIHI/PII and other sensitive data and information. Security breaches of this infrastructure, whether ours or of our third-party service providers, including physical or electronic break-ins, computer viruses, ransomware, attacks by hackers and similar breaches, and employee or contractor error, negligence or malfeasance, could create system disruptions, shutdowns or unauthorized access, acquisition, use, disclosure or modifications of such data or information, and could cause IIHI/PII to be accessed, acquired, used, disclosed or modified without authorization, to be made publicly available, or to be further accessed, acquired, used or disclosed.

We use third-party service providers for important aspects of the Processing of employee and patient IIHI/PII and other confidential and sensitive data and information, and therefore rely on third parties to manage functions that have material cybersecurity risks. Because of the sensitivity of the IIHI/PII and other sensitive data and information that we and our service providers Process, the security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party service providers, are important to our operations and business strategy. We have implemented certain administrative, physical and technological safeguards to address these risks; however, such policies and procedures may not adequately address certain legal requirements, certain situations that could lead to increased privacy or security risks, and certain risks related to contractors and other third-party service providers who handle this IIHI/PII and other sensitive data and information for us. The training that we provide to our workforce and measures taken to protect our systems, the systems of our contractors or third-party service providers, or more generally the IIHI/PII or other sensitive data or information that we or our contractors or third-party service providers Process may not adequately protect us from the risks associated with Processing sensitive data and information. We may be required to expend significant capital and other resources to protect against security breaches, to safeguard the privacy, security, and confidentiality of IIHI/PII and other sensitive data and information, to investigate, contain, remediate, and mitigate actual or potential security breaches, and/or to report security breaches to patients, employees, regulators, media, credit bureaus, and other third parties in accordance with applicable law and to offer complimentary credit monitoring, identity theft protection, and similar services to patients and/or employees where required by law or otherwise appropriate. Despite our implementation of security measures, cyber-attacks are becoming more sophisticated and frequent, and we or our third-party service providers may be unable to anticipate these techniques or to implement adequate protective measures against them or to prevent additional attacks. Our information technology networks and systems used in our business, as well as those of our service providers, may experience an increase in attempted cyber-attacks, seeking to take advantage of shifts to employees working remotely using their household or personal internet networks. The success of any of these attempts could substantially impact our platform and the privacy, security, or confidentiality of the IIHI/PII and other sensitive data and information contained therein or otherwise processed in the ordinary course of our business operations, and could ultimately harm our reputation and our business. In addition, any actual or perceived security incident or breach may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities. We exercise limited control over our third-party service providers and, in the case of some third-party service providers, may not have evaluated the adequacy of their security measures, which increases our vulnerability to problems with services they provide.

A security breach, security incident, or privacy violation that leads to unauthorized use, disclosure, access, acquisition, loss or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, patient or employee information, including IIHI/PII that we or our third-party service providers Process, could harm our reputation, compel us to comply with breach notification laws, cause us to incur significant costs for investigation, containment, remediation, mitigation, fines, penalties, settlements, notification to individuals, regulators, media, credit bureaus, and other third parties, complimentary credit monitoring, identity theft protection, training and similar services to patients and/or employees where required by law or otherwise appropriate, for measures intended to repair or replace systems or technology and to prevent future occurrences. We may also be subject to potential increases in insurance premiums, resulting in increased costs or loss of revenue.

If we or our third-party service providers are unable to prevent or mitigate security breaches, security incidents or privacy violations in the future, or if we or our third-party service providers are unable to implement satisfactory remedial measures with respect to known or future security incidents, or if it is perceived that we have been unable to do so, our operations could be disrupted, we may be unable to provide access to our systems, and we could suffer a loss of patients, loss of reputation, adverse impacts on patient and investor confidence, financial loss, governmental investigations or other actions, regulatory or contractual penalties, and other claims and liability. In addition, security breaches and incidents and other compromise or inappropriate access to, or acquisition or processing of, IIHI/PII or other sensitive data or information can be difficult to detect, and any delay in identifying such breaches or incidents or in providing timely notification of such incidents may lead to increased harm and increased penalties.

Any such security breach or incident or interruption of our systems or those of any of our third-party service providers could compromise our networks or data security processes, and IIHI/PII or other sensitive data and information could be made inaccessible or could be compromised, used, accessed, or acquired by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, compromise, use, improper access, acquisition, disclosure or other loss of information could result in legal claims or proceedings and/or liability or penalties under laws and regulations that protect the privacy, confidentiality, or security of IIHI/PII, including, without limitation, the Federal Trade Commission Act ("FTC Act"), the California Consumer Privacy Act ("CCPA"), other state IIHI/PII privacy, security, or consumer protection laws, and state breach notification laws. Unauthorized access, loss or dissemination of IIHI/PII could also disrupt our operations, including our ability to perform our services, access, collect, process, and prepare company financial information, provide information about our current and future services and engage in other patient and clinician education and outreach efforts.

Risks Related to Intellectual Property

If we are unable to obtain and maintain patent protection of sufficient scope or at all or freedom to operate for the AirSculpt® procedure or any technology we develop, our ability to successfully commercialize any procedures we may develop may be adversely affected.

We seek to protect our position by filing patent applications in the United States and internationally related to our proprietary procedures and any products that we may develop that are important to our business.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents or patent applications at a reasonable cost, in a timely manner, in all jurisdictions where protection may be commercially advantageous, or at all. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, consultants, contractors, collaborators, vendors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications or that we were the first to file for patent protection of such inventions.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our patent rights and, more generally, could affect the value of our patents or narrow the scope of our patents. For example, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted.

We cannot predict whether the patent applications we pursue will issue as patents or whether the claims of any issued patents will provide sufficient protection from competitors. The coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

Additionally, our competitors or other third parties may be able to circumvent our patents by developing similar or alternative non-infringing technologies, or procedures. Our patent protection is currently limited to the United States and does not afford us protection in other countries in which we are opening new centers. These new centers may therefore face more direct competition, which may reduce the profitability of our centers outside the United States.

Third parties may also have blocking patents that could prevent us from marketing our procedures and practicing our technology. Alternatively, third parties may seek approval to market their own procedures similar to or otherwise competitive with our procedures. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed, in which case, our competitors and other third parties may then be able to market procedures that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing procedures or technologies sufficient to achieve our business objectives.

Competitors may also contest our patents, if issued, by showing the patent examiner that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

The United States Patent and Trademark Office (USPTO) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents and patent applications will be due to the USPTO and foreign patent agencies over the lifetime of our patents and applications. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which could have a material adverse effect on our business, financial condition and results of operations.

We may become a party to intellectual property litigation or administrative proceedings or other intellectual property challenges that could be costly and could interfere with our ability to market and perform our services.

The cosmetic treatment procedure industry has been characterized by extensive intellectual property litigation, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that United States and foreign patents and pending patent applications or trademarks of third parties may be alleged to cover our technology or our procedures, or that we may be accused of misappropriating third parties' trade secrets. Additionally, our equipment includes components that we purchase from vendors and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our technology and procedures or to use our proprietary names. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there is a risk we may develop one or more procedures or other technologies without knowledge of a pending patent application, which if such patent application issued into a patent would result in our procedures or technologies infringing such patent. From time to time, we may receive threatening letters, notices or "invitations to license," or may be the subject of claims that our procedures, technology, brands, proprietary names and marks, and/or business operations infringe or violate the intellectual property rights of others. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as "patent trolls," have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. The defense of any of these matters, even claims without merit, can be time consuming, divert management's attention and resources, damage our reputation and brand and cause us to incur significant expenses, and if we settle any such claims, we may agree to make substantial payments or to redesign or cease making or using our challenged procedures or technology or to cease using our brands or proprietary names and marks. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing or misappropriating a third party's intellectual property rights, or any indemnification granted by such vendors may not be sufficient to address any liability and costs we incur as a result of such claims. Additionally, we may be obligated to indemnify our business partners in connection with intellectual property litigation, which could further exhaust our resources.

Even if we believe a third party's intellectual property claims are without merit, there is no assurance that a court would find in our favor, including on questions of infringement, validity, enforceability or priority of patents. The strength of our defenses relating to patent claims will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. A court of competent jurisdiction could hold that these third-party patents are valid and enforceable and have been infringed by us, which could materially and adversely affect our ability to commercialize any procedures or technology we may develop and any other procedures or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

Further, any successful claims of intellectual property infringement or misappropriation against us may harm our business and result in injunctions preventing us from developing, manufacturing, using or selling our technology or procedures, or result in obligations to pay license fees, damages, attorney fees and court costs, which could be significant. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties.

Even if any intellectual property disputes are settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. In addition, if any license we obtain is non-exclusive, we may not be able to prevent our competitors and other third parties from using the intellectual property or technology covered by such license to compete with us. If we do not obtain necessary licenses, we may not be able to alter our procedures or redesign our equipment to avoid infringement. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Similarly, interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine priority with respect to our patents, patent applications, trademarks or trademark applications. We may also become involved in other proceedings, such as reexamination, *inter partes* review, derivation, cancellation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from using or selling our procedures or technology or using proprietary names, which would have a significant adverse impact on our business, financial condition and results of operations.

Additionally, we may file lawsuits or initiate other proceedings to protect or enforce our patents, or other intellectual property rights and contractual restrictive covenants with our surgeons not to use the procedure outside of our centers, each of which could be expensive, time consuming and unsuccessful. Competitors may infringe our issued patents or other intellectual property, which we may not always be able to detect. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise challenges to the validity of certain of our existing and future patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, *inter partes* review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). In any such lawsuit or other proceedings, a court or other administrative body may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our procedures, equipment, and other technologies (including those then under development). If our patents are found to be valid and infringed by a third party, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer's competition in the market. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Even if resolved in our favor, litigation or other proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect our other proprietary rights, our business and competitive position may be harmed.

In addition to patent protection, we also rely on other proprietary rights that we seek to protect, including trade secrets, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, contractors, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets, know-how and other proprietary information will not otherwise become known. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. Enforcing a claim that a party disclosed proprietary information in an unauthorized manner or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable.

In addition, we may in the future also be subject to claims by our former employees, surgeons, consultants or contractors asserting an ownership right in our intellectual property rights as a result of the work they performed on our behalf. Although it is our policy to require all of our employees, consultants, contractors and any other partners or collaborators who may be involved in the conception or development of intellectual property for us to execute agreements assigning such intellectual property to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to the development of our intellectual property, that the assignment of intellectual property rights under our agreements that have been executed with such parties will be self-executing, or that our agreements with such parties will be upheld in the face of a potential challenge. Such agreements could also potentially be breached in a manner for which we may not have an adequate remedy. As a result, we may lose valuable intellectual property rights, such as exclusive ownership of, and/or right to use, intellectual property that is important to our business. Any such events could have a material adverse effect on our business, financial condition and results of operations.

To the extent our intellectual property or other proprietary information protection is inadequate, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our procedures, equipment, or technology. Our competitors could attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential proprietary information could reduce the differentiation of our procedures and harm our business, the value of our investment in development could be reduced and third parties may make claims against us related to losses of their confidential or proprietary information.

Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors rightfully obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets, and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. In addition, the Federal Trade Commission has proposed new regulations, which, if such regulations come into force in their proposed form and are found enforceable, would largely prohibit future, or render unenforceable most current, non-compete agreements in the United States that would otherwise protect the business.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights throughout the world to the same extent as in the United States.

While we have applied for patent protection in the United States and internationally relating to certain of our procedures, a company may attempt to commercialize competing procedures utilizing our proprietary methods in foreign countries where we do not have any patents or patent applications and where legal recourse may be limited or unavailable. In addition, we currently own registered trademarks and trademark applications relating to our business in the United States and other markets, but other companies may own these marks in other jurisdictions. Any such third-party rights may have a significant commercial impact on our ability to expand into foreign markets.

Filing, prosecuting and defending patents or trademarks on our current and future procedures in all countries throughout the world would be prohibitively expensive. In addition, we may not accurately predict all of the jurisdictions where patent or trademark protection will ultimately be desirable. If we fail to timely file a patent or trademark application in some jurisdictions, we may be precluded from doing so at a later date. The requirements for patentability and for obtaining trademark protection may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions, trademarks and other proprietary rights in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own procedures. Our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor, or may not be sufficiently robust for, the meaningful enforcement of patents, trademarks and other intellectual property rights, which could make it difficult for us to stop the infringement or other violation of our patents, trademarks and other intellectual property rights. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and trademarks at risk of being invalidated or interpreted narrowly and/or result in the unsuccessful prosecution of our patent or trademark applications, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, many countries, including India, China and certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from our intellectual property. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

If our trademarks and trade names are not adequately protected, that could adversely impact our ability to build name recognition in certain markets.

We rely on trademarks, service marks and trade names to distinguish our procedures and services from those of our competitors and have registered or applied to register these trademarks. Our registered or unregistered trademarks, service marks and trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. Additionally, we cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our procedures or services, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, which could harm our brand identity and lead to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition through our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

Risks Related to Government Regulations

If we fail to comply with or otherwise incur liabilities under the numerous federal and state laws and regulations relating to the operation of our centers, we could incur significant penalties or other costs or be required to make significant changes to our operations.

The cosmetic treatment industry is heavily regulated and we are subject to many laws and regulations at the federal, state and local government levels in the markets in which we operate. These laws and regulations require that our centers meet various licensing, accreditation, certification and other requirements, including, but not limited to, those relating to:

- ownership and control of our centers and our arrangements with our affiliated Professional Associations;
- operating policies and procedures;
- qualification, training and supervision of medical and support persons;
- the appropriateness and adequacy of medical care, equipment, personnel, operating policies and procedures; maintenance and preservation of medical records;
- the protection and privacy of patient and other sensitive information of privacy, including, but not limited to, patient health information and credit card information;
- screening, stabilization and transfer of individuals who have emergency medical conditions and provision of emergency services;
- antitrust;
- building codes;
- workplace health and safety;
- licensure, certification and accreditation;
- fee-splitting and the corporate practice of medicine;
- handling of medication;
- confidentiality, data breach, identity theft and maintenance and protection of health-related and other personal information and medical records;
- fat removal; and
- environmental protection, health and safety.

If we fail or have failed to comply with applicable laws and regulations, we could subject ourselves to administrative, civil or criminal penalties, cease and desist orders, and loss of licenses necessary to operate.

Many of these laws and regulations have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or require us to make changes in our operations, arrangements with surgeons and licensed professionals, centers, equipment, personnel, services, capital expenditure programs or operating expenses to comply with the evolving rules. Any enforcement action against us, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

In pursuing our growth strategy, we may seek to expand our presence into states in which we do not currently operate. In new geographic areas, we may encounter laws and regulations that differ from those applicable to our current operations. If we are unwilling or unable to comply with these legal requirements in a cost-effective manner, we may be unable to expand into new geographic markets or such expansion may be materially limited, which, in either case, could materially and adversely affect our ability to expand and grow the business.

A number of initiatives have been proposed during the past several years to reform various aspects of the healthcare system in the United States. In the future, different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make changes in our centers, equipment, personnel, services, capital expenditure programs and operating expenses. In addition, some of the governmental and regulatory bodies that regulate us are considering or may in the future consider enhanced or new regulatory requirements. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways.

There are laws that limit the amount of fat that may be removed during the procedures we perform, and such restrictions vary depending on where the procedure is performed. If the laws were to change to materially restrict the amount of fat that may be removed during our procedures, this may limit demand for our services or the ability to continue to charge as much for the same procedures or to perform the procedures at all.

All of these possibilities, if they occurred, could detrimentally affect the way we conduct our business and manage our capital, either of which, in turn, could have a material adverse effect on our business, prospects, results of operations and financial condition.

We cannot be certain if and when international regulatory agencies will approve use of the AirSculpt® procedure in their respective jurisdictions.

We believe that our brand is important to attracting patients and high-quality surgeons. As we continue our international expansion, we cannot be certain if and when regulatory agencies outside the United States will approve use of the AirSculpt® procedure in their respective jurisdictions. Accordingly, we may need to adapt the AirSculpt® procedure to local regulatory requirements, which could produce inferior results. Moreover, altering the AirSculpt® procedure could create confusion among consumers and dilute our brand identity. If inferior results are produced or our brand identity is diluted, we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

AirSculpt® procedures may cause or contribute to adverse medical events that we are required to report to the FDA and if we fail to do so, we could be subject to sanctions that would materially harm our business.

In connection with the AirSculpt® procedure, we currently use an FDA-approved handpiece manufactured by Euromi S.A., a Belgian company that specializes in the manufacturing and distribution of medical, dermatological and plastic surgery products, and other FDA-approved parts, such as the cannula and vacuum pump, from other manufacturers. Using FDA-approved equipment in medical procedures is the practice of medicine and does not itself require further FDA review or approval. However, FDA regulations require that we report certain information about adverse medical events if the AirSculpt® procedure has caused or contributed to those adverse events. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA could take action including criminal prosecution, the imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products, or delay in approval or clearance of future products.

If laws governing the corporate practice of medicine or fee-splitting change, we may be required to restructure some of our relationships, which may result in a significant loss of revenue and divert other resources.

Our contractual relationships with our affiliated Professional Associations and surgeons may implicate certain state laws that generally prohibit non-professional entities from providing licensed medical services and exercising control over licensed physicians or other healthcare professionals (such activities generally referred to as the "corporate practice of medicine," or CPOM) or engaging in certain practices such as fee-splitting with such licensed professionals (i.e., sharing in a percentage of professional fees). The specific requirements, interpretation and enforcement of these laws vary significantly from state to state, and is subject to change and to evolving interpretations. There can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material and adverse effect on our business, financial condition and results of operations. We provide comprehensive, administrative and non-clinical Management Services to our affiliated Professional Associations in exchange for a management fee. Regulatory authorities, state boards of medicine, state attorneys general and other parties may assess or determine that our relationships with our affiliated Professional Associations and surgeons violate state CPOM and/or fee-splitting prohibitions. If any of these events occur, we could be subject to significant fines and penalties, certain relationships with our affiliated Professional Associations and surgeons could be voided and declared unenforceable and/or we could be required to materially change the way we do business, which, could adversely affect our business, financial condition and results of operations. State CPOM and fee-splitting prohibitions also often impose penalties on healthcare professionals for aiding in the improper rendering of professional services, which could discourage surgeons and other healthcare professionals from providing clinical services at our centers.

We may be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

Although none of our services are currently covered by any state or federal government healthcare program or other third-party payor, applicable agencies and regulators may interpret that we are nonetheless subject to various federal and state laws intended to prevent healthcare fraud and abuse, including, but not limited, to the following:

- the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts and free or reduced price items and services;
- the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities that provide coding and billing advice to customers. The federal False Claims Act has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed or for services that are not medically necessary. The federal False Claims Act includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims;
- HIPAA, as amended, also created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
- similar state anti-kickback and false claims laws, some of which apply to items or services reimbursed by any third party payor, including commercial insurers or services paid out-of-pocket by consumers; and
- the Federal Trade Commission Act and federal and state consumer protection, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that could potentially harm consumers.

Because of the breadth of these laws and the need to fit certain activities within one of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

We are subject to numerous environmental, health and safety laws and regulations, and must maintain licenses or permits, and non-compliance with these laws, regulations, licenses, or permits may expose us to significant costs or liabilities.

We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions and environmental protection, including those governing the generation, storage, handling, use, transportation, and disposal of hazardous or potentially hazardous materials, including medical waste and other highly regulated substances. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental, health and safety laws and regulations are complex, occasionally change and have tended to become more stringent over time. If we violate or fail to comply with these laws, regulations, licenses, or permits, we could be fined or otherwise sanctioned by regulators. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Certain risks are inherent in providing prescription and over the counter ("OTC") treatments, and our insurance may not be adequate to cover any claims against us.

Sellers of prescriptions and OTC treatments are exposed to risks inherent in the packaging and distribution of prescriptions and OTC treatments and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, unintentional distribution of counterfeit drugs and expiration of drugs. Our medical professionals may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Although we maintain professional liability and errors and omissions liability insurance, from time to time, claims may result in the payment of significant amounts, some portions of which are not funded by insurance. We cannot assure you that the coverage limits under our insurance policies will be adequate to protect us against future claims or that we will be able to maintain this insurance on acceptable terms in the future. Our business, financial condition and results of operations may be adversely affected if our insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which we self-insure or we suffer reputational harm as a result of an error or omission in the process of prescribing, dispensing and administering prescription and OTC treatments.

If antitrust enforcement authorities conclude that our market share in any particular market is too concentrated or that we violate antitrust laws, we could be subject to enforcement actions that could have a material adverse effect on our business, prospects, results of operations and financial condition.

The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission (the "FTC"). We believe we are in compliance with federal and state antitrust laws, but courts or regulatory authorities may reach a determination in the future that could have a material adverse effect on our business, prospects, results of operations and financial condition.

The healthcare laws and regulation to which we are subject is constantly evolving and may change significantly in the future.

The regulation applicable to our business and to the healthcare industry generally to which we are subject is constantly in a state of flux. A number of states, including states in which we operate, such as California, Massachusetts, and New York have passed recent legislation that are materially increasing the scrutiny of investors investing in for-profit health care providers, which could ultimately impact our existing structure. While we believe that we have structured our agreements and operations in material compliance with applicable healthcare laws and regulations, there can be no assurance that we will be able to successfully address changes in the current regulatory environment or changes in interpretation of existing laws and regulations. We believe that our business operations materially comply with applicable healthcare laws and regulations. However, some of the healthcare laws and regulations applicable to us are subject to limited or evolving interpretations, and a review of our business or operations by a court, law enforcement or a regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the healthcare laws and regulations applicable to us may be amended or interpreted in a manner that could have a material adverse effect on our business, prospects, results of operations and financial condition.

We are subject to rapidly changing and increasingly stringent laws, regulations, industry standards, and other obligations relating to privacy, data protection, and data security. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could materially harm our business.

We collect, use, and disclose IIHI/PII of patients, personnel, business contacts, and others in the course of operating our business. These activities are or may become regulated by a variety of domestic and foreign laws and regulations relating to privacy, data protection, and data security, which are complex and increasingly stringent and the scope of which is constantly changing, and in some cases, inconsistent and conflicting and subject to differing interpretations as new laws of this nature are proposed and adopted, and we currently, and from time to time, may not be in technical compliance with all such laws.

The Federal Trade Commission ("FTC") has brought legal actions against organizations that have violated consumers' privacy rights or misled them by failing to maintain security for sensitive consumer information, or caused substantial consumer injury. In many of these cases, the FTC has charged the defendants with violating Section 5 of the FTC Act, which bars unfair and deceptive acts and practices in or affecting commerce.

State statutes and regulations also protect the confidentiality, privacy, availability, integrity, security, and other Processing of IIHI/PII and vary from state to state. These laws and regulations are often ambiguous, contradictory, and subject to changing or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. For example, the California Confidentiality of Medical

Information Act (CMIA) regulates the disclosure of medical information, and applies to the IIHI we Process in the ordinary course of our Business. Violations of the CMIA can result in personal liability to the patient, the imposition of administrative fines and civil penalties, and even criminal liability. Additionally, the CCPA provides certain exceptions for some IIHI, but is still applicable to certain PII we process in the ordinary course of our business. The effects of the CCPA are wide-ranging and afford consumers certain rights with respect to PII, including a private right of action for data breaches involving certain personal information of California residents. The California voters also passed, on November 3, 2020, the California Privacy Rights Act, or CPRA, which went into effect on January 1, 2023, and expanded the rights of consumers under the CCPA and create a new enforcement agency. As new data security laws are implemented, we may not be able to timely comply with such requirements, or such requirements may not be compatible with our current processes. Changing our processes could be time consuming and expensive, and failure to implement required changes in a timely manner could subject us to liability for non-compliance. Consumers may also be afforded a private right of action for certain violations of privacy laws. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us and potentially restricts our ability to Process data and may expose us to additional expense, adverse publicity and liability. While we believe we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations, and we have implemented measures to require our third-party service providers to maintain reasonable data privacy and security measures, we cannot guarantee that these efforts will be adequate, and we may be subject to cybersecurity, ransomware or other security incidents. Further, it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of our third-party service providers.

If we or these third parties are found to have violated such laws, rules or regulations, it could result in regulatory investigations, litigation awards or settlements, government imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business.

We also publish statements to our patients and consumers that describe how we handle and protect IIHI/PII. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders. Any of the foregoing consequences could seriously harm our business and our financial results.

Further, we are subject to the Payment Card Industry Data Security Standard ("PCI DSS"), a security standard applicable to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We rely on vendors to handle PCI DSS matters and to ensure PCI DSS compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI DSS based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI DSS can subject us to fines, termination of banking relationships, and increased transaction fees. In addition, there is no guarantee that the PCI DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of payment card data or transaction information.

Despite our efforts, we may not be successful in complying with the rapidly evolving privacy, data protection, and data security requirements discussed above. Any actual or perceived non-compliance with such requirements could result in litigation and proceedings against us by governmental entities, customers, or others, fines, civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our platform in certain jurisdictions, negative publicity and harm to our brand and reputation, changes to our business practices, and reduced overall demand for our platform. Such occurrences could have an adverse effect on our business, financial condition or results of operations.

Risks Related to Ownership of Our Common Stock

We are an "emerging growth company," as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding stockholder advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important. We could remain an emerging growth company until December 31, 2026, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue is $1.235 billion or more, if we issue more than $1 billion in non-convertible debt during the previous three-year period, or if the Company qualifies as a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We filed a registration statement on Form S-3 with the SEC, and the number of shares of common stock being registered for sale is significant in relation to the number of our outstanding shares of common stock.

We filed a registration statement on Form S-3 with the SEC to register the shares offered thereunder for sale into the public market by the selling stockholders. These shares of common stock represent a large number of shares of our common stock, and if sold in the market all at once or at about the same time, could depress the market price of our common stock during the period the registration statement remains effective and could also affect our ability to raise equity capital.

Although we do not expect to rely on the "controlled company" exemption, we are a "controlled company" within the meaning of the Nasdaq listing standards, and we qualify for exemptions from certain corporate governance requirements.

A "controlled company," as defined in the Nasdaq listing standards, is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Controlled companies are not required to comply with certain Nasdaq listing standards relating to corporate governance, including:

- the requirement that a majority of its board of directors consist of independent directors;
- the requirement that its nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Our Sponsor currently owns a majority of the voting power for the election of our directors, and thus we meet the definition of a "controlled company." As a result, these requirements do not apply to us as long as we remain a "controlled company."

Although we qualify as a "controlled company," we currently do not, and we do not expect to, rely on this exemption and we currently comply with, and we expect to continue to comply with, all relevant corporate governance requirements under the Nasdaq listing standards. However, if we were to utilize some or all of these exemptions, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq listing standards that relate to corporate governance.

Our stock price could be extremely volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.

The stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this Annual Report on Form 10-K and others such as:

- variations in our operating performance and the performance of our competitors;
- actual or anticipated fluctuations in our quarterly or annual operating results;
- publication of research reports by securities analysts about us or our competitors or our industry;
- announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;
- our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;
- additions and departures of key personnel;
- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
- the passage of legislation or other regulatory developments affecting us or our industry;
- speculation in the press or investment community;
- changes in accounting principles;
- geopolitical conditions such as acts of terrorism, military or armed conflicts, such as the Russian invasion of Ukraine, or global pandemics;
- natural disasters, including earthquakes, floods and wildfires (such as the 2025 Los Angeles wildfires), and other calamities; and
- changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

There may be sales of a substantial amount of our common stock by our current stockholders, and these sales could cause the price of our common stock to fall.

As of March 13, 2025, there are 58,574,516 shares of common stock outstanding. Such shares are freely transferable, except for any shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). As of March 13, 2025, approximately 77.0% of our outstanding common stock is held by investment funds affiliated with our Sponsor and members of our management and employees.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future.

Subject to certain exceptions, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the closing of this offering, if any. Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

Future issuances of capital stock may dilute your percentage ownership in us, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued voting preferred stock. Issuances of common stock or preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

Certain of our directors and executive officers hold a substantial portion of our common stock, which may lead to conflicts of interest with other stockholders over corporate transactions and other corporate matters.

Certain of our directors and executive officers beneficially own a substantial portion of our outstanding common stock. This concentration of ownership may not be in the best interests of our other stockholders. These stockholders, acting together, would be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control could delay, deter, or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

Our amended and restated certificate of incorporation and amended and restated by-laws contain, and Delaware law contains, provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions in our charter documents include the following:

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
- the required approval of at least $66^{2/3}$% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;
- the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

- the required approval of at least $66^{2/3}$% of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;
- the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us; and
- certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than affiliates of our Sponsor.

In addition, our board of directors has the right to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval that could be used to dilute the ownership of a potential hostile acquiror.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters of any offering giving rise to such claim.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for the following types of actions, suits or proceedings ("Proceedings"):

- any derivative Proceeding brought on our behalf;
- any Proceeding asserting a claim of a breach of fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders;
- any Proceeding arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (in each case, as may be amended from time to time) or as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware;
- any Proceeding seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and
- any Proceeding asserting a claim against us or any of our current or former directors, officers, other employees or stockholders governed by the internal-affairs doctrine.

In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Additionally, our amended and restated certificate of incorporation provides that any person or entity holding, owning, purchasing or otherwise acquiring any interest in any of our securities is deemed to have notice of and consented to these provisions.

For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such Proceeding, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, these choice of forum provisions may limit a stockholder's ability to bring a Proceeding in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders.

Further, these choice of forum provisions may increase the costs for a stockholder to bring such a Proceeding and may discourage them from doing so.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a Proceeding in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such Proceeding in other jurisdictions. For example, the Court of Chancery of the State of Delaware determined that the exclusive forum provisions of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior credit facility. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

As a result of becoming a public company, we are obligated to report on the effectiveness of our internal controls over financial reporting. These internal controls may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we are required to evaluate our internal controls over financial reporting. Furthermore, at such time as we cease to be an "emerging growth company," as more fully described in the risk factor "*We are an "emerging growth company," as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors,*" we will also be required to comply with Section 404 of the Sarbanes-Oxley Act. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation. As of December 31, 2024, we remained an emerging growth company, and as such, our independent registered public accounting firm is not required to certify the effectiveness of our internal controls.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company" under the JOBS Act.

As a public company, we are subject to the reporting requirements of the Exchange Act, Nasdaq-related reporting requirements, and requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we need to commit significant resources, hire additional staff and provide additional management oversight. We have been, and will continue to be, implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Future growth may also require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Operating as a public company makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees, or as executive officers.

Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation, which could have a material adverse effect on our financial condition and results of operations.

As an "emerging growth company" under the JOBS Act, we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We will remain an "emerging growth company" for up to five years, although we may cease to be an emerging growth company earlier under certain circumstances. See the risk factor "*We are an "emerging growth company," as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors*" for additional information on when we may cease to be an emerging growth company. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. Additionally, our limited operating history makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly operating results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- the continued market acceptance of, and the growth of the body contouring market;
- our ability to maintain and attract new customers;
- our development and improvement of the quality of the AirSculpt® experience, including, improving our proprietary AirSculpt® method and innovating new procedures;
- any change in the competitive landscape of our market;
- pricing pressure as a result of competition or otherwise;
- delays or disruptions in our supply of handpieces;
- errors in our forecasting of the demand for our services, which could lead to lower revenue or increased costs, or both;
- increases in marketing, sales, and other operating expenses that we may incur to grow and expand our footprint and to remain competitive;

- the ability to maintain and open new centers;
- successful expansion into international markets;
- constraints on the availability of consumer financing or increased down payment requirements to finance our procedures;
- system failures or breaches of security or privacy;
- adverse litigation judgments, settlements, or other litigation-related costs;
- changes in the legislative or regulatory environment, including with respect to healthcare regulation, privacy, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees;
- fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
- changes in our effective tax rate;
- changes in accounting standards, policies, guidance, interpretations, or principles; and
- changes in business or macroeconomic conditions, including lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of our common stock could fall substantially and we could face costly lawsuits, including securities class action suits.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company operates in the body contouring and cosmetic surgery industry, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws and other litigation and legal risk and reputational risk. We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems. Our cybersecurity program is aligned with industry standards and best practices, specifically the National Institute of Standards and Technology (NIST) Cybersecurity Framework. We conduct a yearly third-party Security Risk Assessment (SRA) to identify the potential impact and likelihood of various cyber scenarios, including those involving third-party service providers, and to determine the appropriate mitigation strategies and controls. We also use this SRA to inform our yearly Cybersecurity roadmap and strategies to ensure the best IT security posture is implemented at the Company. We use various tools and methodologies to manage cybersecurity risk, including the use of a managed Enterprise Detection and Response (EDR) software with external Security Operations Center (SOC) real-time monitoring, email Data Loss Prevention (DLP) enabled, Multi-factor Authentication (MFA) mandatory in our IT environment, and Managed Detection and Response (MDR) for our Local Area Network (LAN) monitoring. All laptops and mobile endpoints are protected with an Operating System (OS) specific Mobile Device Management (MDM) software, which can be remotely disabled if necessary. In addition, we do daily cloud backups and regularly test the process to recover any lost or corrupted data. We also monitor and evaluate our cybersecurity posture and performance on an ongoing basis through regular vulnerability scans, penetration tests, and threat intelligence feeds, conducted by our third-party Managed Service Provider (MSP). We require third-party service providers with access to personal, confidential or proprietary information to implement and maintain comprehensive cybersecurity practices consistent with applicable legal standards and industry best practices.

Our business depends on the availability, reliability, and security of our information systems, networks, data, and intellectual property. Any disruption, compromise, or breach of our systems or data due to a cybersecurity threat or incident could adversely affect our operations, customer service, product development, and competitive position. They might also result in a breach of our contractual obligations or legal duties to protect the privacy and confidentiality of our stakeholders. Such a breach could expose us to business interruption, lost revenue, ransom payments, remediation costs, liabilities to affected parties, cybersecurity protection costs, lost assets, litigation, regulatory scrutiny and actions, reputational harm, customer dissatisfaction, harm to our vendor relationships, or loss of market share.

Our board of directors exercises its oversight role through the Audit Committee, which provides the board of directors with regular reports and findings from our Chief Financial Officer. Our Audit Committee Chair holds a Certification in Cybersecurity Oversight from the National Association of Corporate Directors. The effectiveness of the cybersecurity and information security program is tested through a combination of internal and external assessments. Updates are provided to senior management and the Audit Committee on a quarterly basis for informed decision-making and as part of the Company's broader risk management process.

Item 2. Properties

Our corporate headquarters are located in Miami Beach, Florida, where we occupy approximately 3,714 rentable square feet and Nashville, TN where we occupy approximately 3,332 square feet. We use these locations primarily for sales and marketing, information technology, social media content management, research and development, supply chain and logistics, finance, human resources, and editing related to AirSculpt® TV.

In addition to our corporate headquarters, as of the date of this Annual Report on Form 10-K, we operate thirty-two centers from which we offer AirSculpt® procedures.

State/Country	City	Number of Procedure Rooms
Arizona	Scottsdale	2
California	Beverly Hills	2
California	Orange County	2
California	Sacramento	3
California	San Diego	2
California	San Jose	2
Colorado	Denver	2
Florida	Orlando	2
Florida	Miami	2
Georgia	Atlanta	2
Illinois	Chicago	2
Illinois	Deerfield	2
Kansas	Kansas City	2
Massachusetts	Boston	3
Michigan	Birmingham	2
Minnesota	Minneapolis	2
Nevada	Las Vegas	2
New York	New York	2
New York	White Plains	2
North Carolina	Charlotte	2
North Carolina	Raleigh	2
Ohio	Columbus	2
Pennsylvania	Philadelphia	2
Tennessee	Nashville	2
Texas	Austin	2
Texas	Dallas	3
Texas	Houston	2
Utah	Salt Lake City	2
Washington	Seattle	2
Virginia	Vienna	2
Canada	Toronto	2
United Kingdom	London	2

We intend to procure additional space as we hire additional employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations as needed.

Item 3. Legal Proceedings

During the ordinary course of business, we have become and may in the future become subject to pending and threatened legal actions and proceedings, including with respect to the quality of our services. All of the current legal actions and proceedings that we are a party to are of an ordinary or routine nature incidental to our operations, the resolution of which should not have a material adverse effect on our financial condition, results of operations or cash flows. These claims, to the extent they exceed our insurance deductibles, are covered by insurance, but there can be no assurance that our insurance coverage will be adequate to cover any such liability.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock are traded on the Nasdaq Global Market under the symbol "AIRS."

Dividends

During the twelve months ended December 31, 2024, we paid a $0.3 million dividend on our common stock. We currently intend to retain all available funds and future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any determination to pay future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in the agreements governing any indebtedness we may enter into and other factors that our board of directors deems relevant.

Holders of Record

As of March 13, 2025, there were 58,574,516 issued and outstanding shares of common stock held by 32 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners whose shares of common stock are held in the names of various security brokers, dealers, and registered clearing agencies.

Equity Compensation Plans Information

The information required by Item 201(d) of Regulation S-K is provided under "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Equity Compensation Plan Information", incorporated herein by reference.

Item 6. Reserved

This item has been removed and reserved pursuant to SEC order.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See the section entitled "Cautionary Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including those risks. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. You should read this Annual Report completely, including Part I, Item 1A (Risk Factors) of this Annual Report and the "Forward-Looking Statements" sections of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by our forward-looking statements contained in the following discussion and analysis. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "AirSculpt," "we," "us" and "our" refer to AirSculpt Technologies, Inc. and its consolidated subsidiaries and the Professional Associations.

Key Factors Affecting Our Performance

Our results of operations and financial condition have been, and will continue to be, affected by a number of factors, including the following:

Growth Initiatives and Strategic Priorities

Given the recent decline in revenue, the Company is focusing on stabilizing revenue growth through a number of strategic and growth initiatives, including:

- optimizing our marketing investment by spending on techniques that have proven successful for us in the past using a returns-based approach and testing new areas such as online video, and other social marketing channels under the direction of our new Chief Digital Officer;

- improving our go-to-market and sales strategies under our new Chief Sales Officer who is dedicated to strengthening our consultative sales model with enhanced training, improving our sales processes, and providing a greater focus on lead conversion;

- expanding consumer financing offerings; and

- focusing on new product innovation where we believe that there is an opportunity to introduce new services, particularly in the area of skin tightening, that would allow us to expand our customer reach and generate incremental revenues.

Our Ability to Attract New Patients

The decision to undergo an AirSculpt® procedure is driven by patient demand, which may be influenced by a number of factors, such as:

- general consumer confidence, which may be impacted by economic and political conditions;

- individual levels of disposable income to pay for our procedures and the continued availability of financing for our patients;

- the cost, safety and efficacy of AirSculpt® relative to other aesthetic products and alternative treatments;

- the increased market acceptance, availability and customer awareness of safer, more effective, easier to use and less expensive weight loss solutions, including weight loss drugs and other non-surgical weight loss and obesity solutions;

- the success of our sales and marketing programs;

- the perceived advantages or disadvantages of AirSculpt® compared to other aesthetic products and treatments;

- the extent to which our AirSculpt® procedure satisfies patient expectations;

- our ability to properly train our surgeons in performing AirSculpt® procedures such that our patients do not experience excessive discomfort during treatment or adverse side effects; and

- consumer sentiment about the benefits and risks of aesthetic procedures generally and AirSculpt® in particular.

Our Ability to Successfully Operate in New Markets

Our growth strategy depends, in large part, on successfully operating our new facilities, both in existing and new geographic regions, particularly in densely populated and affluent metropolitan and suburban regions.

Our ability to successfully operate new centers depends on many factors, including, among others, our ability to:

- recruit qualified surgeons for our new centers;

- address regulatory, competitive, marketing, and other challenges encountered in connection with expansion into new markets;

- hire, train and retain surgeons and other personnel;

- maintain adequate information system and other operational system capabilities;

- successfully integrate new centers into our existing management structure and operations, including information system integration;

- source sufficient levels of medical supplies at acceptable costs;

- obtain and maintain necessary permits and licenses;

- generate sufficient levels of cash or obtain financing on acceptable terms to support our expansion;

- achieve and maintain brand awareness in new and existing markets; and

- identify and satisfy the needs and preferences of our patients.

Our failure to effectively address challenges such as these could adversely affect our ability to operate new centers in a cost-effective manner.

In addition, there can be no assurance that newly-opened centers will achieve net sales or profitability levels comparable to those of our existing centers in the time periods estimated by us, or at all.

Key Operational and Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions:

Twelve months ended December 31, 2024, 2023 and 2022

- Cases performed were 14,036, 14,932 and 13,063 in 2024, 2023 and 2022, respectively;
- Revenue per case was $12,849, $13,121 and $12,922 in 2024, 2023 and 2022, respectively;
- Same-center information:
  - Same-center revenue per case increased (2.4)%, 1.5%, and 7.4% in 2024, 2023, and 2022, respectively;
  - Same-center volume changed (13.7)%, (1.4)%, and 0.7% in 2024, 2023, and 2022, respectively;
- Net loss was $(8.3) million, $(4.5) million and $(14.7) million in 2024, 2023 and 2022, respectively;
- Adjusted EBITDA* was $20.7 million, $43.2 million and $38.9 million in 2024, 2023 and 2022, respectively;
- Adjusted EBITDA Margin* was 11.5%, 22.1% and 23.0% in 2024, 2023 and 2022, respectively;
- Loss per share was $(0.14), $(0.08) and $(0.26) for 2024, 2023 and 2022, respectively; and
- Adjusted Net Income per share (diluted)* was $0.02, $0.28 and $0.32 in 2024, 2023 and 2022, respectively.

* For a reconciliation of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Net Income per share, which are all non-GAAP measures, to the most directly comparable GAAP financial measures, information about why we consider them useful and a discussion of the material risks and limitations of these measures, please see "—Non-GAAP Financial Measures—Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per Share."

Cases Performed and Revenue per Case

Our case volumes in the table below, which are used for calculating revenue per case, represent one patient visit; notwithstanding that, a patient may have multiple areas treated during one visit. We believe this provides the best approach for assessing our revenue performance and trends.

Total Case and Revenue Metrics

	Twelve Months Ended December 31,		
	2024	**2023**	**2022**
Cases	14,036	14,932	13,063
Case growth	(6.0)%	14.3 %	N/A
Revenue per case	$ 12,849	$ 13,121	$ 12,922
Revenue per case growth	(2.1)%	1.5 %	N/A
Number of facilities	32	27	22
Number of total procedure rooms	67	57	47

Same-Center Case and Revenue Metrics

Same-Center Information

For the twelve months ended December 31, 2024 and 2023, we define same-center case and revenue growth as the growth in each of our cases and revenue at facilities that were owned and operated during the twelve months ended December 31, 2024 and 2023, respectively. At facilities that were not owned or operated for the entirety of the prior year period, the current year period has been pro-rated to reflect only growth experienced during the portion of the twelve months ended December 31, 2024 in which such facilities were owned and operated during the twelve months ended December 31, 2023.We define same-center facilities and procedure rooms based on if a facility was owned or operated as of December 31, 2023.

	Twelve Months Ended December 31,	
	2024	2023
Cases	12,892	14,932
Case growth	(13.7)%	N/A
Revenue per case	$ 12,801	$ 13,121
Revenue per case growth	(2.4)%	N/A
Number of facilities	27	27
Number of total procedure rooms	57	57

Our same-store revenue decline is primarily attributed to weaker than expected performance across the broader aesthetics and high-end retail industries.

For the years ended December 31, 2023 and 2022, we define same-center case and revenue growth as the growth in each of our cases and revenue at facilities that have been owned and operated for at least twelve months as of December 31, 2023. We define same-center facilities and procedure rooms as facilities and procedure rooms that have been owned or operated for at least twelve months as of December 31, 2023.

	Twelve Months Ended December 31,	
	2023	2022
Cases	12,859	13,041
Case growth	(1.4)%	N/A
Revenue per case	$13,114	$12,923
Revenue per case growth	1.5 %	N/A
Number of total facilities	21	21
Number of total procedure rooms	45	45

Non-GAAP Financial Measures—Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, and Adjusted Net Income per Share

We report our financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"), however, management believes the evaluation of our ongoing operating results may be enhanced by a presentation of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per Share, which are non-GAAP financial measures.

We define Adjusted EBITDA as net loss excluding depreciation and amortization, net interest expense, income tax expense, restructuring and related severance costs, loss on debt modification, loss/(gain) on disposal of long-lived assets, settlement costs for non-recurring litigation, and equity-based compensation.

We define Adjusted Net Income as net loss excluding restructuring and related severance costs, loss/(gain) on disposal of long-lived assets, settlement costs for non-recurring litigation, equity-based compensation and the tax effect of these adjustments.

We include Adjusted EBITDA and Adjusted Net Income because they are important measures on which our management assesses and believes investors should assess our operating performance. We consider Adjusted EBITDA and Adjusted Net Income each to be an important measure because they help illustrate underlying trends in our business and our historical operating performance on a more consistent basis. Adjusted EBITDA has limitations as an analytical tool including: (i) Adjusted EBITDA does not include results from equity-based compensation and (ii) Adjusted EBITDA does not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments. Adjusted Net Income has limitations as an analytical tool because it does not include results from equity-based compensation.

We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of revenue. We define Adjusted Net Income per Share as Adjusted Net Income divided by weighted average basic and diluted shares. We included Adjusted EBITDA Margin and Adjusted Net Income per Share because they are important measures on which our management assesses and believes investors should assess our operating performance. We consider Adjusted EBITDA Margin and Adjusted Net Income per Share to be important measures because they help illustrate underlying trends in our business and our historical operating performance on a more consistent basis.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to net loss, the most directly comparable GAAP financial measure:

($ in thousands)	Twelve Months Ended December 31,		
	2024	2023	2022
Net loss	$ (8,251)	$ (4,479)	$ (14,679)
Plus			
Equity-based compensation[1]	3,762	18,224	29,457
Loss on debt modification	—	—	932
IPO related costs	—	—	731
Restructuring and related severance costs	6,026	5,488	4,111
Depreciation and amortization	11,888	10,253	8,061
Loss/(gain) on disposal of long-lived assets	16	(212)	147
Litigation settlements[2]	850	—	
Interest expense, net	6,247	6,485	6,751
Income tax expense	188	7,477	3,383
Adjusted EBITDA	$ 20,726	$ 43,236	$ 38,894
Adjusted EBITDA Margin	11.5 %	22.1 %	23.0 %

(1)   During the first quarter of fiscal year 2024, the Company recorded a cumulative reversal of stock compensation expense of $10.4 million related to reassessing the probability of achieving the performance target on certain of the Company's performance-based stock units. See Note 6 to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion.

(2)   This amount relates to settlement costs for non-recurring litigation of $0.9 million for the twelve months ended December 31, 2024.

For the twelve months ended December 31, 2024, 2023, and 2022 pre-opening de novo and relocation costs were $1.0 million, $3.3 million, and $4.3 million, respectively.

The following table reconciles Adjusted Net Income and Adjusted Net Income per Share to net loss, the most directly comparable GAAP financial measure:

($ in thousands)	Twelve Months Ended December 31,		
	2024	2023	2022
Net loss	$ (8,251)	$ (4,479)	$ (14,679)
Plus			
Equity-based compensation[1]	3,762	18,224	29,457
Loss on debt modification	—	—	932
IPO related costs	—	—	731
Restructuring and related severance costs	6,026	5,488	4,111
Loss/(gain) on disposal of long-lived assets	16	(212)	147
Litigation settlements	850	—	—
Tax effect of adjustments	(1,271)	(2,732)	(2,195)
Adjusted net (loss)/income	$ **1,132**	$ **16,289**	$ **18,504**
Adjusted net (loss)/income per share of common stock [2]			
Basic	$ 0.02	$ 0.29	$ 0.33
Diluted	$ 0.02	$ 0.28	$ 0.32
Weighted average shares outstanding			
Basic	57,688,906	56,778,793	55,684,701
Diluted	58,281,133	57,611,469	57,918,005

(1)   During the first quarter of fiscal year 2024, the Company recorded a cumulative reversal of stock compensation expense of $10.4 million related to reassessing the probability of achieving the performance target on certain of the Company's performance-based stock units. See Note 6 to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion.

(2)   Diluted Adjusted Net Income Per Share is computed by dividing adjusted net income by the weighted-average number of shares of common stock outstanding adjusted for the dilutive effect of all potential shares of common stock.

Our Operating Structure

The Company owns and operates non-clinical assets and provides Management Services, through its wholly-owned subsidiaries, to our affiliated Professional Associations located across the United States under the MSAs. The Management Services provide for the administration of the non-clinical aspects of the medical operations and include, but are not limited to, financial, administrative, technical, marketing and personnel services. We do not practice medicine. The Professional Associations, which are all owned by licensed surgeons, are responsible for all clinical aspects of the medical operations that take place in each of our centers.

Our consolidated financial statements present the results of operations and financial position of the Company, its wholly-owned subsidiaries and each of the Professional Associations that we manage under the MSAs.

Even though we do not have voting control over the Professional Associations, we have a long-term and unilateral controlling financial interest over such Professional Associations' assets and operations under the MSAs. As a result, GAAP require us to consolidate the results of the Professional Associations into our financial statements. All of our revenue is earned from services provided by the Professional Associations we manage. See "Critical Accounting Policies and Estimates."

Components of Results of Operations

Revenue

Our revenue is generated from our patented AirSculpt® procedures performed on our patients. We are 100% self-pay and do not accept payments from the U.S. federal government or payer organizations. We assist patients, as needed, by providing third-party financing options to pay for procedures. We have arrangements with various financing companies to facilitate this option. There is a financing transaction fee based on a set percentage of the amount financed. We recognize revenue based on the expected transaction price which is reduced for financing fees.

Our policy is to require full payment for services in advance of performing a procedure. Payments received for which services have yet to been performed for all reported periods are included in deferred revenue and patient deposits on our balance sheets.

Cost of Service (excluding depreciation and amortization)

Cost of service is comprised of all service and product costs related to the delivery of procedures, including but not limited to compensation to our physicians and clinical staff, medical supply costs, and facility-related rent expense.

Operating Expense

Selling, General and Administrative

Selling, general and administrative consists of marketing and advertising expenses we incur to market our patented AirSculpt® procedures to potential patients and general and administrative costs, including rent for our corporate offices.

Selling Expenses

Selling expenses consist of advertising costs for social, digital and traditional marketing and sales and marketing personnel. Our advertising costs include both national and site-based advertising used to generate greater awareness and engagement among our current and potential patients. Our advertising costs include social media, digital marketing and traditional advertising. Selling expenses include salaries and commissions for employees engaged in marketing and sales. We define our customer acquisition costs as the total selling expenses per case.

We generally expect our selling expenses to increase as we continue to grow our brand and expand our national footprint. We evaluate our selling expense as compared to growth in our sales volume and will invest accordingly to the extent we believe we can position ourselves for future growth without materially negatively impacting our Adjusted EBITDA Margins.

General and Administrative

General and administrative expenses include employee-related expenses, including salaries and related costs (excluding physician and clinical cost included in cost of service and the salaries and commissions of sales and marketing employees), equity-based compensation, technology, operations, finance, legal, corporate office rent and human resources. We expect our general and administrative expenses to increase over time due to the additional legal, accounting, insurance, investor relations and other costs that we will continue to incur as a public company.

Interest Expense

Interest expense, net consists primarily of interest costs on our outstanding borrowings under our debt.

Results of Operations

The following table and notes summarize certain results from the statements of operations for each of the periods indicated and the changes between periods. The table also shows the percentage relationship to revenue for the periods indicated:

	Twelve Months Ended December 31,					
	2024		2023		2022	
($ in 000s)	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Revenue	$180,350	100.0 %	$195,917	100.0 %	$168,794	100.0 %
Operating expenses:						
Cost of service	71,382	39.6 %	74,012	37.8 %	62,781	37.2 %
Selling, general and administrative	98,880	54.8 %	102,381	52.3 %	101,418	60.1 %
Depreciation and amortization	11,888	6.6 %	10,253	5.2 %	8,061	4.8 %
Loss/(gain) on disposal of long-lived assets	16	— %	(212)	(0.1)%	147	0.1 %
Total operating expenses	182,166	101.0 %	186,434	95.2 %	173,339	102.7 %
Loss/(income) from operations	(1,816)	(1.0)%	9,483	4.8 %	(4,545)	(2.7)%
Interest expense, net	6,247	3.5 %	6,485	3.3 %	6,751	4.0 %
Pre-tax net (loss)/income	(8,063)	(4.5)%	2,998	1.5 %	(11,296)	(6.7)%
Income tax (benefit)/expense	188	0.1 %	7,477	3.8 %	3,383	2.0 %
Net loss	$ (8,251)	(4.6)%	$ (4,479)	(2.3)%	$ (14,679)	(8.7)%

Twelve Months Ended December 31, 2024 Compared to Twelve Months Ended December 31, 2023

Overview— Our financial results for the twelve months ended December 31, 2024 compared to the twelve months ended December 31, 2023 reflect the addition of five de novo centers which increased procedure rooms by ten.

*Revenue—*Our revenue decreased $15.6 million, or 7.9%, compared to the same period in 2023. The decrease is primarily attributed to weaker than expected performance across the broader aesthetics and high-end retail industries.

*Cost of Service—*Our cost of service decreased $2.6 million, or 3.6%, compared to the twelve months ended December 31, 2023. The percentage decrease in cost of service is driven by the decrease in cases compared to the 2023 period and partially offset by increases in nursing and rent costs related to our new facility openings during the 2024 period. Cost of service was 39.6% and 37.8% as a percentage of revenue for the twelve months ended December 31, 2024 and 2023, respectively. The percentage increase is primarily due to the decline in revenue and not being able to leverage certain fixed costs within cost of service such as rent and certain nursing costs.

*Selling, General and Administrative Expenses—*Selling, general and administrative expenses decreased $3.5 million, or 3.4%, for the twelve months ended December 31, 2024 compared to the same period in 2023. This decrease is related to a decrease in our equity-based compensation expense (see Note 6 to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion) partially offset by additional expenses we incurred for marketing and corporate support as we grow our center count through de novo expansion and providing support for our centers. We expect our marketing and corporate support costs to continue to increase on an absolute dollar basis as we open de novo centers. Selling, general and administrative expenses as a percent of revenue were 54.8% and 52.3% for the twelve months ended December 31, 2024 and 2023, respectively.

Selling expenses consist of advertising costs for social, digital and traditional marketing and sales and marketing personnel. Total selling expenses were approximately $43.9 million and $36.8 million for the twelve months ended December 31, 2024 and 2023, respectively. Our customer acquisition costs were approximately $3,130 and $2,465 per customer in the twelve months ended December 31, 2024 and 2023, respectively. We intend to continue investing in our sales and marketing capabilities as we add new centers. Additionally, selling expenses as a percentage of revenue may fluctuate from quarter to quarter based on the timing and scope of our initiatives and the related impact to our revenue.

General and administrative expenses include employee-related expenses, including salaries and related costs (excluding physician and clinical cost included in cost of service), equity-based compensation, technology, operations, finance, legal, corporate office rent and human resources. General and administrative expense were approximately $54.9 million and

$65.6 million for the twelve months ended December 31, 2024 and 2023, respectively. This reduction is due to a decrease in equity-based compensation (see Note 6 to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion).

Depreciation and Amortization—Depreciation and amortization increased to approximately $11.9 million for the twelve months ended December 31, 2024 compared to $10.3 million for the same period in 2023. This increase is the result of having five additional de novo centers during the twelve months ended December 31, 2024 as compared to the 2023 period.

Interest Expense, net—Interest expense decreased to $6.2 million from $6.5 million for the twelve months ended December 31, 2024 and 2023, respectively. The decrease is due to the lower principal balance resulting from the Company's voluntary $10 million prepayment made in 2023.

Income Tax Expense— Our effective tax rate is (2.3)% and 249.4% for the twelve months ended December 31, 2024 and 2023, respectively. The main driver of the difference between the effective and statutory rate is non-deductible executive compensation under Section 162(m) of the Internal Revenue Code.

Twelve Months Ended December 31, 2023 Compared to Twelve Months Ended December 31, 2022

Overview— Our financial results for the twelve months ended December 31, 2023 compared to the twelve months ended December 31, 2022 reflect the addition of five de novo centers which increased procedure rooms by 10.

Revenue—Our revenue increased $27.1 million, or 16.1%, compared to the same period in 2022. The increase is the result of adding five de novo centers which increased our footprint from 22 centers to 27 centers as of December 31, 2023.

Cost of Service—Our cost of service increased $11.2 million, or 17.9%, compared to the twelve months ended December 31, 2022. This increase is primarily attributable to opening five de novo centers since the 2022 period. Cost of service was 37.8% and 37.2% as a percentage of revenue for the twelve months ended December 31, 2023 and 2022, respectively.

Selling, General and Administrative Expenses—Selling, general and administrative expenses increased $1.0 million, or 0.9%, for the twelve months ended December 31, 2023 compared to the same period in 2022. This increase is related to additional expenses we incurred for marketing and corporate support as we grow our center count through de novo expansion and providing support for our centers, offset by a decrease in our equity-based compensation expense. Selling, general and administrative expenses as a percent of revenue were 52.3% and 60.1% for the twelve months ended December 31, 2023 and 2022, respectively.

Selling expenses consist of advertising costs for social, digital and traditional marketing and sales and marketing personnel. Total selling expenses were approximately $36.8 million and $30.1 million for the twelve months ended December 31, 2023 and 2022, respectively. Our customer acquisition costs were approximately $2,465 and $2,300 per customer in the twelve months ended December 31, 2023 and 2022, respectively. We intend to continue investing in our sales and marketing capabilities as we add new centers and further increase our brand awareness, which will also drive further same-center growth. As a result, we expect these costs to increase on an absolute dollar basis. Additionally, selling expenses as a percentage of revenue may fluctuate from quarter to quarter based on the timing and scope of our initiatives and the related impact to our revenue.

General and administrative expenses include employee-related expenses, including salaries and related costs (excluding physician and clinical cost included in cost of service), equity-based compensation, technology, operations, finance, legal, corporate office rent and human resources. General and administrative expense were approximately $65.6 million and $71.3 million for the twelve months ended December 31, 2023 and 2022, respectively. This reduction is due to a decrease in equity-based compensation.

Depreciation and Amortization—Depreciation and amortization increased to approximately $10.3 million for the twelve months ended December 31, 2023 compared to $8.1 million for the same period in 2022. This increase is the result of having five additional de novo centers during the twelve months ended December 31, 2023 as compared to the 2022 period.

(Gain)/loss on disposal of long-lived assets—For the twelve months ended December 31, 2023, we recognized a $212,000 gain related to the disposal of previous property, plant, and equipment as a result of relocation to expand certain centers.

Interest Expense, net—Interest expense decreased to $6.5 million from $6.8 million for the twelve months ended December 31, 2023 and 2022, respectively. The decrease is due to the lower principal balance resulting from the Company's voluntary $10 million prepayment made in 2023.

Income Tax Expense— Our effective tax rate is 249.4% and (29.9)% for the twelve months ended December 31, 2023 and 2022, respectively. The main driver of the difference between the effective and statutory rate is non-deductible executive compensation under Section 162(m) of the Internal Revenue Code.

Liquidity and Capital Resources

We principally rely on cash flows from operations as our primary source of liquidity and, if needed, up to $5.0 million in revolving loans under our revolving credit facility. Our primary cash needs are for payroll, marketing and advertisements, rent, debt service, as well as information technology and infrastructure, including our corporate office. As we have experienced revenue declines in the most recent year, we have implemented a cost reduction program that is estimated to eliminate approximately $3 million in annual overhead costs and contracted expenses. These initiatives may not realize anticipated savings or benefits from one or more of the various strategies and cost-savings initiatives undertaken as part of these efforts in full or in part or within the time periods expected. We also may not realize the increase in sales related to these initiatives. Our ability to improve operating results depends upon a significant number of factors, some of which are beyond our control. If we are unable to realize the anticipated savings or benefits, or otherwise fail to implement the growth strategies, the business operating results and liquidity may be adversely affected.

We believe that the cash expected to be generated from operations will be sufficient for our working capital requirements, liquidity obligations, and payments due under our existing credit facilities for at least the next 12 months.

As of December 31, 2024, we had $8.2 million in cash and cash equivalents with no availability under our revolving credit facility. We do not have any letters of credit outstanding as of December 31, 2024.

As of December 31, 2023, we had $10.3 million in cash and cash equivalents and an available amount of $5.0 million under our revolving credit facility. We did not have any letters of credit outstanding as of December 31, 2023.

The following table summarizes the net cash provided by (used for) operating activities, investing activities and financing activities for the periods indicated:

($ in 000s)		Twelve Months Ended December 31,				
		2024		**2023**		**2022**
Cash Flows Provided By (Used For):						
Operating activities	$	11,350	$	23,956	$	24,447
Investing activities		(14,007)		(9,919)		(12,921)
Financing activities		630		(13,391)		(27,257)
Net (decrease)/increase in cash and cash equivalents		(2,027)		646		(15,731)

Operating Activities

The primary source of our operating cash flow is the collection of patient payments received prior to performing surgical procedures. For the twelve months ended December 31, 2024, our operating cash flow decreased by $12.6 million compared to the same period in 2023. The decrease is primarily attributed to weaker than expected revenue performance and an increase in our marketing investments during the twelve months ended December 31, 2024 as compared to the prior year period. At December 31, 2024, we had working capital of $(11.5) million compared to $(4.4) million at December 31, 2023.

 For the twelve months ended December 31, 2023, our operating cash flow decreased by $0.5 million compared to the same period in 2022. The decrease is related to having more restructuring and related severance costs and the timing of working capital payments primarily related to lease deposits on upcoming de novo projects. At December 31, 2023, we had working capital of $(4.4) million compared to $(5.6) million at December 31, 2022.

Investing Activities

Net cash used in investing activities for the twelve months ended December 31, 2024, 2023, and 2022 was $14.0 million, $9.9 million, and $12.9 million, respectively. Investing activities during all three periods were attributable to the preparation for the opening of de novo locations and the relocation of multiple existing facilities.

Financing Activities

Net cash used in financing activities during the twelve months ended December 31, 2024 was $0.6 million. During the twelve months ended December 31, 2024, we made principal payments on our debt of $2.1 million, borrowed $5.0 million on our revolving credit facility, and made payments of taxes withheld through vested equity-based compensation of $0.9 million.

Net cash used in financing activities for the twelve months ended December 31, 2023 was $13.4 million. For the twelve months ended December 31, 2023, we paid cash dividends to stockholders of $0.4 million and made principal payments on our debt of $12.1 million.

Net cash used in financing activities for the twelve months ended December 31, 2022 was $27.3 million. For the twelve months ended December 31, 2022, we made distributions to our former member of $1.2 million, paid cash dividends to stockholders of $23.2 million, and made payments of taxes withheld through vested equity-based compensation of $2.0 million. Finally, we made principal payments on our debt of $84.3 million offset by borrowings of new debt of $83.5 million.

Material Cash Requirements

The following table summarizes our material cash requirements as of December 31, 2024:

		Payments due by Period			
($ in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Debt – principal and revolver[1]	$ 75,750	$ 4,250	$ 71,500	$ —	$ —
Interest expense[2]	14,636	5,557	9,079	—	—
Operating lease agreements	43,933	7,409	19,936	7,993	8,595
Total	$ 134,319	$ 17,216	$ 100,515	$ 7,993	$ 8,595

———————————

(1) Years 1-3 includes both the principal of the Term Loan as well as the revolving credit facility. This amount does not reflect any prepayments.
(2) Amounts in the table reflect the contractually required interest payable pursuant to borrowings under our debt related to our Credit Agreement. Interest payments in the table above were calculated using an interest rate of 7.86% for the debt which was the interest rate applicable to the borrowing as of December 31, 2024.

Long-Term Debt

The carrying value of our total indebtedness was $74.7 million and $71.6 million, which includes unamortized deferred financing costs and issuance discount of $1.0 million and $1.2 million, and funds drawn on the revolving credit facility of $5.0 million and $—, as of December 31, 2024 and December 31, 2023, respectively.

On November 7, 2022, the Company entered into the Term Loan and Revolving Credit Facility pursuant to the Credit Agreement with a syndicate of lenders, originally maturing November 7, 2027. Pursuant to the Credit Agreement, there is (i) an $85.0 million original aggregate principal amount of term loans and (ii) a revolving loan facility in an aggregate principal amount of up to $5.0 million. On September 29, 2023, the Company voluntarily pre-paid $10.0 million of the principal balance of the term loans under the Credit Agreement using cash on hand.

Under the Credit Agreement, all outstanding loans bear interest based on either a base rate or SOFR plus an applicable per annum margin. The applicable per annum margin is 2.0% or 3.0% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.0x. If the Company's total leverage ratio is equal to or greater than 1.0x and less than 2.0x, the applicable per annum margin is 1.5% or 2.5% for base rate or SOFR, respectively. If the Company's total leverage ratio is below 1.0x, the applicable per annum margin is 1.0% or 2.0% for base rate or SOFR, respectively.

On September 13, 2024, the Company amended the Credit Agreement to modify certain financial condition covenants and the applicable margins. As such, for the period of September 13, 2024 through June 30, 2025, the applicable per annum margin is 2.5% or 3.5% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.0x. If the Company's total leverage ratio is equal to or greater than 1.0x and less than 2.0x, the applicable per annum margin is 2.0% or 3.0% for base rate or SOFR, respectively. If the Company's total leverage ratio is below 1.0x, the applicable per annum margin is 1.5% or 2.5% for base rate or SOFR, respectively. As of December 31, 2024, the interest rate was 7.86%.

On March 12, 2025, the Company entered the Third Amendment. Under the terms of the Third Amendment, the parties thereto agreed to modify certain financial condition covenants made by the Company under the Term Loan and Revolving Credit Facility, such that (i) the Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Agreement) of the Company and its subsidiaries as of the last day of the fiscal quarters ending March 31, 2025 and June 30, 2025 must be no less than 0.50x and 1.10x, respectively, and no less than 1.25x on the last day of the fiscal quarters ending September 30, 2025 and thereafter, instead of 1.10x as of March 31, 2025 and 1.25x as of June 30, 2025 and thereafter, as previously set forth in the Credit Agreement; (ii) the Consolidated Leverage Ratio (as defined in the Credit Agreement) of the Company and its subsidiaries as of the last day of the fiscal quarters ending March 31, 2025, June 30, 2025, September 30, 2025, December 31, 2025 and March 31, 2026, must not exceed 4:25x, 3.50x 3.25x, 3.25x, and 2.75x, respectively, and the Consolidated Leverage Ratio as of the last day of each fiscal quarter thereafter must not exceed 2.25x, instead of 3.25x as of March 31, 2025, 2.75x as of June 30, 2025, and 2.25x thereafter, as previously set forth in the Credit Agreement; (iii) the Company and its subsidiaries will be required to maintain minimum Liquidity (as defined in the Credit Agreement) of not less than (A) $3,000,000.00 as of the last day of the month ending March 31, 2025, (B) $5,000,000 as of the last day of the month ending April 30, 2025, and (C) $7,500,000.00 as of the last day of the months ending May 31, 2025 and thereafter (or the last day of each fiscal quarter thereafter upon the satisfaction of certain financial tests described therein); and (iv) new liquidity and financial reporting requirements have been added.

In addition to revising the covenants listed above, the amendment revised or added new terms such that (i) for outstanding loans, beginning on or about July 1, 2025, the applicable per annum margin will be increased to 3.75% or 4.75% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 3.00x, 3.50% or 4.50% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.00x and less than 3.00x, and 3.25% or 4.25% for base rate or SOFR, respectively, if the Company's total leverage ratio is below 2.00x, (ii) the Term Loan and Revolving Credit Facility will mature on May 11, 2027 (instead of November 7, 2027); (iii) Liquidity in excess of $3.0 million will be used to repay the outstanding funds drawn on the revolving credit facility on a monthly basis beginning April 30, 2025; (iv) revolver draws will be subject to compliance with the minimum Liquidity covenant; and (v) the Company will be required to reimburse SVB for certain fees and expenses relating to the engagement of a financial advisor, and (vi) 100% of first $10.0 million of any equity proceeds will be used to repay the Term Loan and Revolving Credit Facility, subject to a carve-out of the first $3.0 million of equity proceeds and any equity proceeds received from Sponsor. In consideration of the Third Amendment, the Company paid a fee equal to 0.15% of the outstanding loans to consenting Lenders, and a $125,000 arrangement fee to SVB. On March 12, 2025, in connection with the Third Amendment, the Company, SVB and our Sponsor (through certain affiliated entities) entered into the Limited Guarantee, pursuant to which our Sponsor agreed to provide a $10.0 million limited guaranty of the Company's obligations under the Credit Agreement. The Limited Guarantee is callable on June 15, 2025 (or upon the earlier occurrence of certain defaults described therein) if the Company has not prepaid the Term Loan (excluding regularly scheduled amortization) by $10.0 million as of such date. Under the terms of the Limited Guarantee, if Sponsor is required to make any payment under the Limited Guarantee (other than as a result of a bankruptcy event), then Sponsor will be deemed to have purchased shares of common stock of the Company having an aggregate value equal to the amount of such payment. The Company has agreed to issue a subordinated note to Sponsor if a payment occurs under the Limited Guarantee, to the extent such payment does not result from the issuance of shares of common stock by the Company to Sponsor.

JOBS Act Accounting Election

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an "emerging growth company," we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an "emerging growth company," whichever is earlier.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses and the disclosure of contingent assets and liabilities, if applicable, in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in greater detail in *Note 1— "Organization and Summary of Key Accounting Policies*," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements. In addition, refer to *Note 1 —"Organization and Summary of Key Accounting Policies,"* in our consolidated financial statements for a summary of recent and pending accounting standards.

Revenue Recognition

We have adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we perform the following five steps:

    i.   Identify the contract(s) with a customer;

    ii.   Identify the performance obligations in the contract;

    iii.   Determine the transaction price;

    iv.   Allocate the transaction price to the performance obligations in the contract; and

    v.   Recognize revenue as the entity satisfies a performance obligation.

Our revenue consists primarily of revenue earned for the provision of the Company's patented AirSculpt® procedures. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our performance obligations are delivery of specialty, minimally invasive liposuction services.

Revenue for services is recognized over time as the service is delivered, typically over a single day. Payment is typically rendered in advance of the service. Customer contracts generally do not include more than one performance obligation.

Our policy is to require payment for services in advance of performing any procedure. Payments received for which services have yet to been performed were $1.2 million as of December 31, 2024 and $1.5 million as of December 31, 2023, respectively and are included in deferred revenue and patient deposits on our balance sheets.

Variable Interest Entities

Some states have laws that prohibit business entities with non-physician owners from practicing medicine, which are generally referred to as the corporate practice of medicine. States that have corporate practice of medicine laws require only physicians to practice medicine, exercise control over medical decisions or engage in certain arrangements with other physicians, such as fee-splitting. Therefore, we mainly operate by maintaining MSAs with our affiliated Professional

Associations, which are owned, directly or indirectly, and operated by a licensed surgeon, and which contract with individual surgeons to provide medical services. Under the MSAs, we provide and perform non-medical Management Services for which we are paid a management fee by each Professional Association. See "Business—Surgeon Practice Structure—Management Services Agreements."

The surgeons contracted by the Professional Associations are exclusively in control of, and responsible for, all aspects of the practice of medicine. Each surgeon owner of a Professional Association (each a "Surgeon Owner," and collectively, the "Surgeon Owners") is also party to a continuity agreement (each, a "Continuity Agreement," and collectively, the "Continuity Agreements"), which (i) prohibits the applicable surgeons from freely transferring or selling their interests in the Professional Associations, (ii) provides for the ability to add a second surgeon equity holder to help ensure continuity of the Professional Association, and (iii) provides for the automatic transfer of ownership upon the occurrence of certain events, save that, due to limitations under New York law, there is no Continuity Agreement in place with respect to the New York Professional Association. See "Business—Surgeon Practice Structure—Continuity Agreements."

In accordance with relevant accounting guidance, each of these Professional Associations is determined to be a variable interest entity. AirSculpt has the ability, through the Management Services and (with the exception of New York) Continuity Agreements to direct the activities (excluding clinical decisions) that most significantly affect the Professional Associations' economic performance. Accordingly, we are the primary beneficiary of the Professional Associations, and, in accordance with GAAP, we consolidate the Professional Associations into our financial statements. All management fee revenue and related expenses are eliminated in consolidation, and all of the revenue reflected in our financial statements is revenue from services provided by the affiliated Professional Associations to patients.

Goodwill and intangible assets

Indefinite-lived, non-amortizing intangible assets include goodwill. Goodwill represents the excess of the fair value of the consideration conveyed in the acquisition over the fair value of net assets acquired. Goodwill is not amortized but is evaluated annually for impairment or sooner if factors occur that would trigger an impairment review. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance.

Definite-lived, amortizing intangible assets primarily consist of trademarks and tradenames, patents and other intellectual property. We amortize definite-lived identifiable intangible assets on a straight-line basis over their estimated useful life of 15 years.

Impairment of goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized but evaluated for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that the value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant adverse changes in the business climate, unanticipated competition, a loss of key personnel, or the strategy for our overall business, significant industry or economic trends, or significant underperformance relevant to expected historical or projected future results of operations.

Goodwill is assessed for possible impairment by performing a qualitative analysis to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if we were to believe our fair value was more likely lower than our carrying value, then we are required to perform a quantitative analysis.

The quantitative analysis involves comparing the estimated fair value of a reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than its book value, then the carrying amount of the goodwill is reduced by recording an impairment loss in an amount equal to the excess. We review goodwill for impairment annually in the month of October.

We performed our annual review of goodwill impairment in October 2024 and 2023 using a qualitative analysis and determined that a quantitative analysis was not required. There were no triggering events during the twelve months ended December 31, 2024 and 2023.

Equity-Based Compensation

We recognize equity-based compensation expense for employees and non-employees based on the grant-date fair value of awards over the applicable service period. See "Note 6 - Stockholders' Equity and Equity-based Compensation" for further discussion of the awards outstanding. The grant date fair value of awards that contain market-based conditions are estimated using a Monte Carlo simulation model.

Determining the fair value of market-based awards requires judgment. The assumptions used in a Monte Carlo simulation model requires the input of subjective assumptions and are as follows:

- Expected volatility—Expected volatility is based on historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the market-based PSU awards.

- Expected term—The term is estimated in consideration of the time period expected to achieve the market condition.

- Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the market-based PSU awards.

- Expected dividend yield—The dividend yield is based on the current expectations of dividend payouts. The Company does not anticipate paying any cash dividends in the foreseeable future.

See "Note 6 - Stockholders' Equity and Equity-based Compensation" for further discussion on the valuation of these awards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under Item 7A.

Interest Rate Risk

Our primary market risk exposure is changing interest rates. Interest rate risk is highly sensitive due to many factors, including United States monetary and tax policies, United States and international economic factors and other factors beyond our control. Under the Credit Agreement, all outstanding loans bear interest based on either a base rate or SOFR plus an applicable per annum margin. The applicable per annum margin is 2.0% or 3.0% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2x. If the Company's total leverage ratio is equal to or greater than 1x and less than 2x, the applicable per annum margin is 1.5% or 2.5% for base rate or SOFR, respectively. If the Company's total leverage ratio is below 1x, the applicable per annum margin is 1.0% or 2.0% for base rate or SOFR, respectively.

On September 13, 2024, the Company amended the Credit Agreement to modify certain financial condition covenants and the applicable margins. As such, for the period of September 13, 2024 through June 30, 2025, the applicable per annum margin is 2.5% or 3.5% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.0x. If the Company's total leverage ratio is equal to or greater than 1.0x and less than 2.0x, the applicable per annum margin is 2.0% or 3.0% for base rate or SOFR, respectively. If the Company's total leverage ratio is below 1.0x, the applicable per annum margin is 1.5% or 2.5% for base rate or SOFR, respectively.

As of March 12, 2025, the Company entered into the Third Amendment to the Credit Agreement which changed the applicable per annum margin, beginning on or about July 1, 2025, to 3.75% or 4.75% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 3.00x, 3.50% or 4.50% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.00x and less than 3.00x, and 3.25% or 4.25% for base rate or SOFR, respectively.

As of December 31, 2024, we had term loan borrowings of $70.8 million in principal amount under the Loan Agreement and $5.0 million drawn on the revolving credit facility. Based on the amount outstanding, a 100 basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of approximately $0.8 million.

Inflation Risk

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

AirSculpt Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of AirSculpt Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, other comprehensive loss, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Tampa, Florida
March 14, 2025

AirSculpt Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2024 and 2023

($000s, except for shares)		December 31, 2024		December 31, 2023
Assets				
Current assets				
Cash and cash equivalents	$	8,235	$	10,262
Taxes receivable		3,056		1,941
Prepaid expenses and other current assets		5,826		3,758
Total current assets		17,117		15,961
Property and equipment, net		37,471		28,908
Other long-term assets		6,413		5,657
Right of use operating lease assets		25,669		25,413
Intangible assets, net		41,592		46,346
Goodwill		81,734		81,734
Total assets	$	209,996	$	204,019
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	6,256	$	3,922
Accrued payroll and benefits		2,531		4,127
Current portion of long-term debt		4,250		2,125
Deferred revenue and patient deposits		1,169		1,463
Accrued and other current liabilities		8,304		3,303
Current operating lease liabilities		6,099		5,375
Total current liabilities		28,609		20,315
Long-term debt, net		65,456		69,503
Deferred tax liability, net		6,576		6,828
Long-term operating lease liabilities		24,248		22,665
Revolving credit funds payable		5,000		—
Other long-term liabilities		817		716
Total liabilities		130,706		120,027
Commitments and contingent liabilities (Note 9)				
Stockholders' equity				
Common stock, $0.001 par value; shares authorized - 450,000,000; shares issued and outstanding - 58,369,138 and 57,355,676, respectively		58		57
Additional paid-in capital		107,721		103,898
Accumulated other comprehensive loss		(687)		(412)
Accumulated deficit		(27,802)		(19,551)
Total stockholders' equity		79,290		83,992
Total liabilities and stockholders' equity	$	209,996	$	204,019

The accompanying notes are an integral part of these consolidated financial statements.

AirSculpt Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2024, 2023 and 2022

			Twelve Months Ended December 31,			
(in $000s, except for shares and per share figures)		2024		2023		2022
Revenue	$	180,350	$	195,917	$	168,794
Operating expenses:						
Cost of service (exclusive of depreciation and amortization)		71,382		74,012		62,781
Selling, general and administrative[1]		98,880		102,381		101,418
Loss on debt modification		—		—		932
Depreciation and amortization		11,888		10,253		8,061
Loss/(gain) on disposal of long-lived assets		16		(212)		147
Total operating expenses		182,166		186,434		173,339
(Loss)/income from operations		(1,816)		9,483		(4,545)
Interest expense, net		6,247		6,485		6,751
Pre-tax net (loss)/income		(8,063)		2,998		(11,296)
Income tax expense		188		7,477		3,383
Net loss	$	(8,251)	$	(4,479)	$	(14,679)
Loss per share of common stock						
Basic	$	(0.14)	$	(0.08)	$	(0.26)
Diluted	$	(0.14)	$	(0.08)	$	(0.26)
Weighted average shares outstanding						
Basic		57,688,906		56,778,793		55,684,701
Diluted		57,688,906		56,778,793		55,684,701

(1)   During the first quarter of fiscal year 2024, the Company recorded a cumulative reversal of stock compensation expense of $10.4 million related to reassessing the probability of achieving the performance target on certain of the Company's performance-based stock units. See Note 6 to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion.

The accompanying notes are an integral part of these consolidated financial statements.

AirSculpt Technologies, Inc. and Subsidiaries
Consolidated Statements of Other Comprehensive Loss
For the years ended December 31, 2024, 2023 and 2022

($000s)		Twelve Months Ended December 31,				
		2024		2023		2022
Net loss	$	(8,251)	$	(4,479)	$	(14,679)
Other comprehensive loss:						
Change in foreign currency translation adjustment		(275)		(336)		(76)
Total other comprehensive loss:		(275)		(336)		(76)
Comprehensive loss	$	(8,526)	$	(4,815)	$	(14,755)

The accompanying notes are an integral part of these consolidated financial statements.

AirSculpt Technologies, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2024, 2023 and 2022

($000s, except for shares)	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount				
Balance at December 31, 2021	55,640,154	56	83,865	—	(393)	83,528
Issuance of common stock through unit vesting	541,535	—	—	—	—	—
Distributions	—	—	(732)	—	—	(732)
Dividends	—	—	(24,701)	—	—	(24,701)
Equity-based compensation	—	—	29,457	—	—	29,457
Payment of taxes withheld through vested equity-based compensation	—	—	(2,031)	—	—	(2,031)
Net loss	—	—	—	—	(14,679)	(14,679)
Other comprehensive loss	—	—	—	(76)	—	(76)
Balance at December 31, 2022	56,181,689	56	85,858	(76)	(15,072)	70,766
Issuance of common stock through unit vesting	1,173,987	1	—	—	—	1
Distributions	—	—	(79)	—	—	(79)
Dividends	—	—	129	—	—	129
Equity-based compensation	—	—	18,224	—	—	18,224
Payment of taxes withheld through vested equity-based compensation	—	—	(234)	—	—	(234)
Net loss	—	—	—	—	(4,479)	(4,479)
Other comprehensive loss	—	—	—	(336)	—	(336)
Balance at December 31, 2023	57,355,676	57	103,898	(412)	(19,551)	83,992
Issuance of common stock through unit vesting	1,013,462	1	—	—	—	1
Dividends	—	—	964	—	—	964
Equity-based compensation	—	—	3,762	—	—	3,762
Payment of taxes withheld through vested equity-based compensation	—	—	(903)	—	—	(903)
Net loss	—	—	—	—	(8,251)	(8,251)
Other comprehensive loss	—	—	—	(275)		(275)
Balance at December 31, 2024	58,369,138	$ 58	$107,721	$ (687)	$ (27,802)	$ 79,290

The accompanying notes are an integral part of these consolidated financial statements.

AirSculpt Technologies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022

		Twelve Months Ended December 31,				
($000s)		2024		2023		2022
Cash flows from operating activities						
Net loss	$	(8,251)	$	(4,479)	$	(14,679)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Depreciation and amortization		11,888		10,253		8,061
Equity-based compensation		3,762		18,224		29,457
Non-cash interest expense; amortization of debt costs		339		207		921
Loss on debt modification		—		—		932
Deferred income taxes		(252)		1,342		1,134
Loss/(gain) on disposal of long-lived assets		16		(212)		147
Changes in assets and liabilities						
Taxes receivable		(1,115)		890		(2,831)
Prepaid expense and other current assets		(2,059)		466		(5)
Other assets		(1,011)		(3,814)		(7,274)
Accounts payable		739		(206)		865
Deferred revenue and patient deposits		(293)		(896)		(452)
Accrued and other liabilities		7,587		2,181		8,171
Net cash provided by operating activities		11,350		23,956		24,447
Cash flows from investing activities						
Purchases of property and equipment, net		(14,007)		(9,919)		(12,921)
Net cash used in investing activities		(14,007)		(9,919)		(12,921)
Cash flows from financing activities						
Payment on term loan		(2,125)		(12,125)		(84,263)
Borrowings on term loan, net		—		—		83,503
Payments for debt modification		(136)		—		—
Proceeds from revolving credit facility		5,000		—		—
Distribution to member		—		(79)		(1,159)
Dividends paid to shareholders		(252)		(385)		(23,160)
Payment of taxes withheld through vested equity-based compensation		(903)		(233)		(2,031)
Other financing activity		(954)		(569)		(147)
Net cash provided by/(used in) financing activities		630		(13,391)		(27,257)
Net decrease in cash and cash equivalents		(2,027)		646		(15,731)
Cash and cash equivalents						
Beginning of period		10,262		9,616		25,347
End of period	$	8,235	$	10,262	$	9,616
Supplemental disclosure of cash flow information:						
Cash paid for interest	$	5,997	$	6,277	$	5,830
Cash paid for income taxes	$	1,808	$	4,663	$	4,932
Supplemental disclosure of non-cash investing information:						
Property and equipment included in accounts payable and accrued expenses	$	1,595	$	283	$	1,113

71

The accompanying notes are an integral part of these consolidated financial statements.

AirSculpt Technologies, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND SUMMARY OF KEY ACCOUNTING POLICIES

AirSculpt Technologies, Inc. ("AirSculpt" or the "Company"), was formed as a Delaware corporation on June 30, 2021. The Company's revenues are concentrated in the specialty, minimally invasive liposuction market. The Company and its consolidated subsidiaries are referred to collectively in these consolidated financial statements as "we," "our," and "us." Solely for convenience, some of the copyrights, trade names and trademarks referred to in these consolidated financial statements are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks.

The Company, through its wholly-owned subsidiaries, is a provider of practice management services to professional associations ("PAs") located throughout the United States, Canada, and the United Kingdom. The Company owns and operates non-clinical assets and provides its management services to the PAs through management services agreements ("MSAs"). Management services provide for the administration of the non-clinical aspects of the medical operations and include, but are not limited to, financial, administrative, technical, marketing, and personnel services. Pursuant to the MSA, the PA is responsible for all clinical aspects of the medical operations of the practice.

Principles of Consolidation

These consolidated financial statements present the financial position and results of operations of the Company, its wholly-owned domestic and international subsidiaries, and its variable interest in the managed PAs in the United States ("Domestic PAs"), which are under the control of the Company and are considered variable interest entities in which the Company is the primary beneficiary.

All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

In the opinion of management, the accompanying consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Variable Interest Entities

The Company has a variable interest in the Domestic PAs where it has a long-term and unilateral controlling financial interest over their assets and operations. The Company has the ability to direct the activities that most significantly affect the Domestic PAs' economic performance via the MSAs and related agreements. The Company is a practice management service organization and does not engage in the practice of medicine. These services are provided by licensed professionals at each of the Domestic PAs. Certain key features of the MSAs and related agreements enable the Company to assign the member interests of certain of the Domestic PAs to another member designated by the Company (i.e., "nominee shareholder") for a nominal value in certain circumstances at the Company's sole discretion. The MSA does not allow the Company to be involved in, or provide guidance on, the clinical operations of the Domestic PAs. The Company consolidates the Domestic PAs into the financial statements. All of the Company's revenue is earned from services provided by the Domestic PAs and its wholly-owned foreign subsidiaries in the United Kingdom and Canada. The only assets and liabilities held by the Domestic PAs included in the accompanying consolidated balance sheets are clinical related. The clinical assets and liabilities are not material to the Company as a whole.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company's revenues are concentrated in the specialty, minimally invasive liposuction market.

The Company maintains cash balances at financial institutions which may at times exceed the amount covered by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts.

Revenue Recognition

Revenue consists primarily of revenue earned for the provision of the Company's patented AirSculpt® procedures. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company's performance obligations are delivery of specialty, minimally invasive liposuction services.

The Company assists patients, as needed, by providing third-party financing options to pay for procedures. The Company has arrangements with various financing companies to facilitate this option. There is a financing transaction fee based on a set percentage of the amount financed and are not contingent upon any criteria. The Company recognizes revenue based on the expected transaction price which is reduced for financing fees.

Revenue for services is recognized when the service is performed. Payment is typically rendered in advance of the service. Customer contracts generally do not include more than one performance obligation.

The Company's policy is to require payment for services in advance. Payments received for services that have yet to be performed are included in deferred revenue and patient deposits. All of the deferred revenue and patient deposits as of December 31, 2023 and 2022 were recognized in revenue during the twelve months ended December 31, 2024 and 2023.

For the twelve months ended December 31, 2024, 2023, and 2022, revenue from international locations was $6.1 million, $5.2 million, and $0.3 million, respectively, and net loss from international operations was $1.5 million, $1.9 million, and $1.4 million, respectively.

Cost of Service

Cost of service is comprised of all service and product costs related to the delivery of procedures, including but not limited to compensation to doctors, nurses and clinical staff, supply costs, and facility rent expense.

Deferred Financing Costs, Net

Loan costs and discounts are capitalized in the period in which they are incurred and amortized on the straight-line basis over the term of the respective financing agreement which approximates the effective interest method. These costs are included as a reduction of long-term debt on the consolidated balance sheets. Total amortization of deferred financing costs was approximately $0.3 million, $0.2 million, and $0.9 million for the twelve months ended December 31, 2024, 2023 and 2022, respectively. Amortization of loan costs and discounts is included as a component of interest expense.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method of accounting over the assets' estimated useful lives, generally five years for medical equipment, five years for office and computer equipment, and seven years for furniture and fixtures. Depreciation of leasehold improvements is based on the shorter of the estimated useful life of the improvement or the remaining lease term. As of December 31, 2024 and 2023, the Company has $2.4 million and $1.7 million recorded, respectively, in other long-term assets related to a software as a service hosting arrangement that has not yet been implemented. The software will be used to enhance the sales and marketing process.

Leases

The Company determines if an arrangement is a lease at inception. Right-of-use assets represent the right to use the underlying assets for the lease term and the lease liabilities represent the obligation to make lease payments arising from the leases. Right-of-use assets and liabilities are recognized at commencement date based on the present value of future lease payments over the lease term, which includes only payments that are fixed or determinable at the time of commencement. When readily determinable, the Company uses the interest rate implicit in a lease to determine the present value of future lease payments. For leases where the implicit rate is not readily determinable, the Company's incremental borrowing rate is used. The Company calculates its incremental borrowing rate on a periodic basis using a third-party financial model that estimates the rate of interest the Company would have to pay to borrow an amount equal to the total lease payments on a collateralized basis over a term similar to the lease. The Company applies its incremental borrowing rate using a portfolio approach. The right-of-use assets also include any lease payments made prior to commencement and is recorded net of any lease incentives received. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

Goodwill and Intangible Assets

Indefinite-lived, non-amortizing intangible assets include goodwill. Goodwill represents the excess of the fair value of the consideration conveyed in the acquisition over the fair value of net assets acquired. Goodwill is not amortized but is evaluated annually for impairment or sooner if factors occur that would trigger an impairment review. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance.

Definite-lived, amortizing intangible assets primarily consist of patents, tradenames and other intellectual property. The Company amortizes definite-lived identifiable intangible assets on a straight-line basis over their estimated useful life of 15 years.

Impairment of goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized but evaluated for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that the value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant adverse changes in the business climate, unanticipated competition, a loss of key personnel, or the strategy for the overall business, significant industry or economic trends, or significant underperformance relevant to expected historical or projected future results of operations.

Goodwill is assessed for possible impairment by performing a qualitative analysis to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company were to believe the fair value was more likely than not lower than the carrying value, then the Company is required to perform a quantitative analysis.

The quantitative analysis involves comparing the estimated fair value of a reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than its book value, then the carrying amount of the goodwill is reduced by recording an impairment loss in an amount equal to the excess. The Company reviews goodwill for impairment annually on October 1.

See "Note 2—Goodwill and Intangibles, Net" for further discussion.

Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 350, *Intangibles – Goodwill and Other* and Topic 360, *Impairment or Disposal of Long-Lived Assets*. These standards require that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future estimated cash flows expected to arise as a direct result of the use and eventual disposition of the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. No impairment charges were recognized for the twelve months ended December 31, 2024, 2023 and 2022.

Fair Value

ASC Topic 820, *Fair Value Measurements and Disclosure*s, defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosure requirements about fair value measurements.

ASC Topic 820 defines three categories for the classification and measurement of assets and liabilities carried at fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or observable inputs that are corroborated by market data

Level 3: Unobservable inputs reflecting the reporting entity's own assumptions.

The fair value of financial instruments is generally estimated through the use of public market prices, quotes from financial institutions and other available information. Judgment is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that could be realized in a current market exchange.

Short-term financial instruments, including cash, prepaid expenses and other current assets, accounts payable, and other liabilities, consist primarily of instruments without extended maturities, for which the fair value, based on management's estimates, approximates their carrying values. Borrowings bear interest at what is estimated to be current market rates of interest, accordingly, carrying value approximates fair value.

Earnings Per Share

Basic earnings per share of common stock is computed by dividing net loss attributable to AirSculpt Technologies, Inc. for the twelve months ended December 31, 2024, 2023 and 2022 by the weighted-average number of shares of common stock outstanding during the same period. Diluted earnings per share of common stock is computed by dividing net loss attributable to AirSculpt Technologies, Inc. for the twelve months ended December 31, 2024, 2023 and 2022 by the weighted-average number of shares of common stock adjusted to give effect to potentially dilutive securities. Where the inclusion of potentially dilutive shares would be antidilutive, diluted loss per share equals basic loss per share.

Advertising Costs

Advertising costs are expensed in the period when the costs are incurred and are included as a component of selling, general and administrative expenses. Advertising expenses were approximately $33.4 million, $25.9 million and $20.6 million for the twelve months ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

The Company became subject to taxation as a C corporation for periods after October 28, 2021.

The Company applies the provisions of ASC 740-10, *Accounting for Uncertain Tax Positions* ("ASC 740-10"). Under these provisions, companies must determine and assess all material positions existing as of the reporting date, including all significant uncertain positions, for all tax years that are open to assessment or challenge under tax statutes. Additionally, those positions that have only timing consequences are analyzed and separated based on ASC 740-10's recognition and measurement model.

ASC 740-10 provides guidance related to uncertain tax positions for pass-through entities and tax-exempt not-for profit entities. ASC 740-10 also modifies disclosure requirements related to uncertain tax positions for nonpublic entities and provides that all entities are subject to ASC 740-10 even if the only tax position in question is the entity's status as a pass-through.

As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the condensed consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applied the uncertain tax position guidance to all tax positions for which the statute of limitations remained open and determined that there are no uncertain tax positions as of December 31, 2024 or December 31, 2023. The Company is not subject to U.S. federal tax examination prior to 2021, when it was formed.

The Company has effective tax rates of approximately (2.3)%, 249.4% and (29.9)% for the twelve months ended December 31, 2024, 2023 and 2022, respectively, inclusive of all applicable U.S. federal and state income taxes.

Going Concern

Management evaluates at each annual and interim period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Management's evaluation is based on relevant conditions and events that are known and reasonably knowable at the date that the consolidated financial statements are issued. Management has concluded that there are no conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the issuance of these financial statements.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures*, which requires enhanced disclosures of significant segment expenses. The ASU is effective for annual periods beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The amendments in this ASU must be applied retrospectively to all periods presented and early adoption is permitted. The Company adopted ASU 2023-07 for the fiscal year ended December 31, 2024.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures*, which establishes new requirements for the categorization and disaggregation of information in the rate reconciliation as well as for disaggregation of income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024 and interim periods beginning after December 15, 2025. The amendments in this ASU may be applied prospectively or retrospectively to all periods presented and early adoption is permitted. The Company is evaluating the impact of this ASU on its consolidated financial statements.

NOTE 2 – GOODWILL AND INTANGIBLES, NET

On October 2, 2018, EBS Intermediate acquired a controlling interest in EBS Enterprises, LLC in exchange for total consideration of $151.0 million. The fair value of the net identifiable assets at transaction date was $69.3 million, comprised primarily of $17.7 million in intangible assets related to the AirSculpt and Elite trademarks and tradenames and $53.6 million in intangible assets related to the AirSculpt technology and know-how. The resulting excess consideration over fair value of identifiable net assets was recorded to goodwill in the amount of $81.7 million.

The annual review of goodwill impairment was performed in October 2024 using a qualitative analysis and the Company determined that a quantitative analysis was not required. There were no triggering events during the years ended December 31, 2024, 2023 and 2022.

The Company had goodwill of $81.7 million at December 31, 2024 and December 31, 2023.

Intangible assets consisted of the following at December 31, 2024 and December 31, 2023 (in 000's):

	December 31, 2024	December 31, 2023	Useful Life
Technology and know-how	$ 53,600	$ 53,600	15 years
Trademarks and tradenames	17,700	17,700	15 years
	71,300	71,300	
Accumulated amortization of technology and know-how	(22,333)	(18,759)	
Accumulated amortization of tradenames and trademarks	(7,375)	(6,195)	
Total intangible assets	$ 41,592	$ 46,346	

Aggregate amortization expense on intangible assets was approximately $4.8 million for each of the years ended December 31, 2024, 2023, and 2022.

The estimated aggregate amortization expense on intangible assets for each of the next five years and thereafter is estimated to be as follows (in 000's):

Year ending December 31,	
2025	$ 4,753
2026	4,753
2027	4,753
2028	4,753
2029	4,753
Thereafter	17,827
Total	$ 41,592

NOTE 3 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2024 and December 31, 2023 property and equipment consists of the following (in 000's):

	December 31, 2024	December 31, 2023
Medical equipment	$ 13,568	$ 11,576
Office and computer equipment	965	860
Furniture and fixtures	5,049	4,280
Leasehold improvements	34,270	21,982
Construction in progress	2,251	1,910
Less: Accumulated depreciation	(18,632)	(11,700)
Property and equipment, net	$ 37,471	$ 28,908

Depreciation expense was approximately $7.1 million, $5.5 million, and $3.3 million for the years ended December 31, 2024, 2023, and 2022 respectively.

NOTE 4 – DEBT

On November 7, 2022, the Company entered into a credit agreement with a syndicate of lenders (the "Credit Agreement") originally maturing November 7, 2027. Pursuant to the Credit Agreement, there is (i) an $85.0 million original aggregate principal amount of term loans and (ii) a revolving loan facility in an aggregate principal amount of up to $5.0 million. On September 29, 2023, the Company voluntarily pre-paid $10.0 million of the principal balance of the term loans under the Credit Agreement using cash on hand.

Under the Credit Agreement, all outstanding loans bear interest based on either a base rate or SOFR plus an applicable per annum margin. The applicable per annum margin is 2.0% or 3.0% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.0x. If the Company's total leverage ratio is equal to or greater than 1.0x and less than 2.0x, the applicable per annum margin is 1.5% or 2.5% for base rate or SOFR, respectively. If the Company's total leverage ratio is below 1.0x, the applicable per annum margin is 1.0% or 2.0% for base rate or SOFR, respectively.

On September 13, 2024, the Company amended the Credit Agreement to modify certain financial condition covenants. As such, for the period of September 13, 2024 through June 30, 2025, the applicable per annum margin is 2.5% or 3.5% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.0x. If the Company's total leverage ratio is equal to or greater than 1.0x and less than 2.0x, the applicable per annum margin is 2.0% or 3.0% for base rate or SOFR, respectively. If the Company's total leverage ratio is below 1.0x, the applicable per annum margin is 1.5% or 2.5% for base rate or SOFR, respectively. As of December 31, 2024, the interest rate was 7.86%.

Total borrowings as of December 31, 2024 and December 31, 2023 were as follows (in 000's):

	December 31, 2024	December 31, 2023
Term loan	$ 70,750	$ 72,875
Unamortized debt discounts and issuance costs	(1,044)	(1,247)
Total debt, net	69,706	71,628
Less: Current portion	(4,250)	(2,125)
Long-term debt, net	$ 65,456	$ 69,503

As of December 31, 2024 and December 31, 2023, the Company had $0.0 million and $5.0 million available on the revolving credit facility. The Company had $5.0 million drawn on the revolving credit facility as of December 31, 2024.

The scheduled future maturities of long-term debt as of December 31, 2024 is as follows (in 000's):

Year ending December 31,	
2025	$ 4,250
2026	6,375
2027	60,125
Total maturities	$ 70,750

All borrowings under the Credit Agreement are cross collateralized by substantially all assets of the Company and are subject to certain restrictive covenants including quarterly total leverage ratio and fixed charge ratio requirements. The Company is in compliance with all covenants and has no letter of credit outstanding as of December 31, 2024 and December 31, 2023.

NOTE 5 – LEASES

The Company's operating leases are primarily for real estate, including medical office suites and corporate offices. For the twelve months ended December 31, 2024, 2023, and 2022, the Company incurred rent expense of $6.7 million, $5.9 million, and $4.5 million, respectively, related to its medical office suites. The Company's rent expense related to its medical office suites is classified in cost of services within the Company's consolidated statements of operations. The Company incurred rent expense of $364,000, $364,000, and $323,000 for the twelve months ended December 31, 2024, 2023, and 2022, respectively, related to the corporate offices which is classified in selling, general and administrative expenses. The Company currently does not have any finance leases.

Real estate lease agreements typically have initial terms of five to ten years and may include one or more options to renew. The useful life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants.

The following table presents the weighted-average lease terms and discount rates at December 31, 2024, 2023, and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022
Weighted-average remaining lease term	4.8 years	4.7 years	4.5 years
Weight average discount rate	6.7%	6.4%	5.1%

The following table presents supplemental cash flow information for the twelve months ended December 31, 2024 and 2023 (in 000's):

	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows from operating leases	$ 6,656	$ 5,240
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 8,040	$ 9,934

Future minimum rental payments under all non-cancellable operating lease agreements for the succeeding five years are as follows, excluding common area maintenance charges that may be required by the agreements (in 000's):

Year ending December 31,	
2025	$ 7,409
2026	7,299
2027	6,727
2028	5,910
2029	4,505
Thereafter	12,083
Total lease payments	43,933
Less: imputed interest	(13,586)
Total lease obligations	$ 30,347

NOTE 6 – STOCKHOLDERS' EQUITY AND EQUITY-BASED COMPENSATION

The Company may issue a maximum of 5,564,015 shares under the 2021 Equity Incentive Plan. This amount will automatically increase on January 1 of each year for a period of ten years starting on January 1, 2023, in an amount equal to the lesser of (i) four percent of the total Common Stock outstanding on December 31 of the preceding year and (ii) such smaller number of shares as determined by the Company's board of directors.

During the twelve months ended December 31, 2024 and 2023, the Company granted 590,279 and 767,261 RSUs, respectively, to certain officers, employees and non-employee directors in accordance with the 2021 Plan. Vesting and payment of these RSUs are generally subject to continuing service of the employee or non-employee director over the ratable vesting periods beginning one year from the date of grant to one or three years after the date of grant. The fair values of these RSUs were determined based on the closing price of the Company's common stock on the trading date immediately prior to the grant date. These RSUs are not considered outstanding until vested.

During the twelve months ended December 31, 2024 and 2023, the Company granted 482,165 and 624,846 PSUs, respectively, subject to the achievement of market-based conditions ("market-based PSUs"). The vesting is based on achievement of a total shareholder return relative to a specified peer group ("rTSR"). Based on the rTSR, the awards can settle in shares in a range from 0% to 200%. In addition to the achievement of the performance conditions, these PSUs are generally subject to the continuing service of the employee over the ratable vesting period from the earned date continuing through the settlement of the shares. For these PSUs, the shares settle in the first quarter of the year following the year in which the vesting criteria is met. The performance criteria is based on the Company's actual performance condition results as compared to the targets. These PSUs are not considered outstanding until settled.

Determining the fair value of the market-based PSU awards requires judgment. The Company uses a Monte Carlo simulation model to estimate the fair value of the market-based PSU awards. The assumptions used in this pricing model requires the input of subjective assumptions and are as follows:

- Expected volatility—Expected volatility is based on historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the market-based PSU awards.

- Expected term—The term is estimated in consideration of the time period expected to achieve the performance.

- Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the market-based PSU awards.

- Expected dividend yield—The dividend yield is based on the current expectations of dividend payouts. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth the assumptions that were used to calculate the fair value of the market-based PSU awards granted during the twelve months ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Expected volatility	81.9 %	89.9 %	66.0 %
Expected term	2.77	2.83	2.85
Risk-free interest rate	3.83 %	1.72 %	1.72 %
Expected dividend yield	0 %	0 %	0 %

The fair values of the PSUs not subject to a market conditions were determined based on the closing price of the Company's common stock on the trading date immediately prior to the grant date.

Restricted and Performance Equity-Based Activity

A summary of the Company's RSU and PSU activity for the twelve months ended December 31, 2024, 2023 and 2022 follows. For purposes of this summary, the Company assumes the market-based PSUs will be issued at 100% of the units within the range of 0% to 200%.

	Unvested Units	Weighted Average Grant Date Fair Value of Units
Outstanding at December 31, 2021	4,673,766	14.27
Granted	359,132	15.10
Forfeitures/Cancellations	(503,693)	14.13
Vestings	(1,002,571)	14.76
Outstanding at December 31, 2022	3,526,634	14.23
Granted	1,442,107	6.60
Forfeitures/Cancellations	(30,605)	10.83
Vestings	(1,025,234)	13.93
Outstanding at December 31, 2023	3,912,902	14.23
Granted	1,072,444	7.66
Forfeitures/Cancellations	(2,249,555)	12.65
Vestings	(1,120,408)	10.62
Outstanding at December 31, 2024	1,615,383	$ 8.05

Other information pertaining to equity-based compensation

In connection with the IPO, on November 4, 2021 the Company previously granted PSUs with performance-based vesting conditions to certain employees. The performance-based conditions include PSUs that can vest upon achieving specified stock price performance targets (the "Price Targets"), and the remaining PSUs can vest upon achieving a revenue performance target in any trailing twelve-month period up to December 31, 2024 (the "Revenue Target"). During the three months ended March 31, 2024, the Company reassessed the probability of achieving the Revenue Target and determined such achievement is improbable based on current facts and circumstances. As a result, the Company recorded a $10.4 million cumulative reversal of stock compensation expense related to the unvested PSUs attributable to the Revenue Target in the three months ended March 31, 2024.

On August 8, 2024, Todd Magazine stepped down from his role as Chief Executive Officer of the Company, effective as of August 8, 2024, and entered into a Transition Services Agreement with the Company. In consideration of the provision by Mr. Magazine of consulting services to the Company through December 31, 2024, Mr. Magazine remained eligible to vest in 75,000 RSUs on January 1, 2025, which would have otherwise been forfeited, which resulted in an additional

$0.3 million in stock compensation during the twelve months ended December 31, 2024. Further, pursuant to the severance provisions under Section 7.2 of his employment agreement with the Company, Mr. Magazine remains eligible to earn a prorated portion of the PSUs granted to him in 2023 and 2024 through December 31, 2026, and December 31, 2027, respectively, and partial accelerated vesting for 209,490 RSUs, resulting in an additional $0.8 million in stock compensation during the twelve months ended December 31, 2024.

The Company recorded equity-based compensation expense of $3.8 million, $18.2 million, and $29.5 million for the twelve months ended December 31, 2024, 2023, and 2022, respectively, in selling, general and administrative expenses on the consolidated statements of operations. Forfeitures are recognized as incurred. During the twelve months ended December 31, 2024, the Company had actual vestings with fair market value of $6.1 million and $0.0 million related to employees and directors, respectively.

Unrecognized compensation cost related to unvested time-based shares was approximately $2.2 million as of December 31, 2024. Unrecognized compensation cost will be expensed annually based on the number of shares that vest during the year. As of December 31, 2024, the weighted average remaining vesting term on the unvested time-based shares was 1.70 years. Further, the Company has unrecognized compensation cost of $3.1 million related to the PSUs as of December 31, 2024, which will be recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved. As of December 31, 2024, the weighted average remaining vesting term on the unvested PSUs was 1.85 years.

On August 10, 2022, the board of directors of the Company approved a $0.41 per share special cash dividend. The dividend was paid on September 14, 2022, to stockholders of record at the close of business on August 26, 2022. Cash dividends paid totaled $0.3 million for the twelve months ended December 31, 2024. The Company's unvested stock units participate in dividends and as such, the Company had no dividends payable as of December 31, 2024.

The Company recognized distributions to EBS Parent, LLC (the "Parent") of approximately $0.1 million, $1.2 million, and $66.9 million for the twelve months ended December 31, 2024, 2023, and 2022, respectively.

NOTE 7 – EARNINGS PER SHARE

Basic earnings per share of common stock is computed by dividing net income/loss attributable to AirSculpt Technologies, Inc. for the twelve months ended December 31, 2024, 2023, and 2022 by the weighted-average number of shares of common stock outstanding during the same period. Diluted earnings per share of common stock is computed by dividing net income/loss attributable to AirSculpt Technologies, Inc. for the twelve months ended December 31, 2024, 2023, and 2022 by the weighted-average number of shares of common stock adjusted to give effect to potentially dilutive securities. Where the inclusion of potentially dilutive shares would be antidilutive, diluted loss per share equals basic loss per share.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share of common stock is as follows (in 000's except for shares and per share figures):

	Fiscal Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net loss	$ (8,251) $	(4,479) $	(14,679)
Denominator:			
Weighted average shares of common stock outstanding - basic	57,688,906	56,778,793	55,684,701
Add: Effect of dilutive securities	—	—	—
Weighted average shares of common stock outstanding - diluted	57,688,906	56,778,793	55,684,701
Loss per share of common stock outstanding - basic and diluted	$ (0.14) $	(0.08) $	(0.26)

The following number of potentially dilutive shares were excluded from the calculation of diluted loss per share because the effect of including such potentially dilutive shares would have been antidilutive.

	Fiscal Year Ended December 31,		
	2024	**2023**	**2022**
Restricted stock units	667,931	1,047,501	1,367,558
Performance and market-based stock units	947,452	1,625,882	2,159,076

NOTE 8 – INCOME TAXES

Significant components of income tax expense were as follows (in 000's):

		Fiscal Year Ended December 31,		
		2024	**2023**	**2022**
Current				
U.S. Federal	$	(81) $	4,565 $	1,235
State and Local		521	1,570	1,014
Total current income tax expense		440	6,135	2,249
Deferred				
U.S. Federal		(95)	1,192	1,109
State and Local		(199)	431	25
Foreign		42	(281)	—
Total deferred income tax (benefit) expense		(252)	1,342	1,134
Total	$	188 $	7,477 $	3,383

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate of 21% to the Company's income tax (expense) was as follows:

	Fiscal Year Ended December 31,		
	2024	**2023**	**2022**
At U.S. Federal statutory tax rate	21.0 %	21.0 %	21.0 %
State income taxes	(2.6)%	55.7 %	(7.3)%
Pass-through income	— %	— %	— %
Nondeductible Reorganization and IPO costs	— %	— %	— %
Nondeductible officer compensation	(17.0)%	159.1 %	(38.8)%
Valuation allowance and other nondeductible expenses	(3.7)%	13.6 %	(4.8)%
Total	(2.3)%	249.4 %	(29.9)%

The effective tax rates for the fiscal years ended December 31, 2024, 2023 and 2022 were -2.3%, 249.4% and (29.9)%. The most significant items impacting the effective tax rate during fiscal years 2023, 2022 and 2021 are due to the Reorganization, non-deductible officer compensation expense, and the items below.

The Company's deferred tax assets (liabilities) consisted of the following (in 000's):

	December 31,		
	2024		2023
Deferred tax assets			
Accrued liabilities	$	39 $	422
Net operating loss		1,368	827
Operating lease liability		7,181	6,497
Equity-based compensation		887	1,596
State bonus depreciation		735	425
163(j) limitation		1,837	277
Other		614	30
Total deferred tax assets		12,661	10,074
Valuation allowance		(793)	(541)
Total deferred tax assets, net of valuation allowance		11,868	9,533
Deferred tax liabilities			
Property, plant and equipment		(6,464)	(5,566)
Intangible assets		(4,722)	(3,881)
Right-of-use asset		(6,588)	(6,014)
Prepaid expenses and other current assets		(690)	(900)
Total deferred tax liabilities		(18,464)	(16,361)
Net deferred tax liabilities	$	(6,596) $	(6,828)

As of December 31, 2024 and 2023, we had foreign net operating loss carryforwards in the amount of $1.0 million and $4.0 million, respectively. Of the total carryforwards, $0.2 million and $1.4 million, respectively, were generated by the Company's Canadian based subsidiary and $0.8 million and $2.6 million, respectively, were generated by the Company's United Kingdom based subsidiary. The Canadian-based net operating losses begin to expire in 2039 and the United Kingdom based net operating losses carry forward indefinitely.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. Valuation allowances have been established with regard to the tax benefits of our foreign net operating losses. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. After considering all of those factors, management recorded a $0.8 million and $0.5 million valuation allowance for the deferred tax assets related to the foreign net operating losses which are not more likely than not to be realized as of December 31, 2024 and 2023. Our foreign pre-tax loss was $(1.5) million, $(1.9) million, and $(1.4) million, for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. There were no valuation allowance releases in the current year. The Company maintains a full valuation allowance related to its UK subsidiary and has no other valuation allowances.

Uncertain Tax Positions

ASC 740 prescribes a recognition threshold of more-likely-than not to be sustained upon examination as it relates to the accounting for uncertainty in income tax benefits recognized in an enterprise's financial statements.

As of December 31, 2024 and 2023, the Company had no uncertain tax positions.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Professional Liability

In the ordinary course of business, the Company becomes involved in pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice related to medical services provided by the PAs employed and affiliated physicians. The Company may also become subject to other lawsuits which could involve large claims and significant costs. The Company believes, based upon a review of pending actions and proceedings, that the outcome of such legal actions and proceedings will not have a material adverse effect on its business, financial condition, results of operations, and cash flows. The outcome of such actions and proceedings, however, cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

Although the Company currently maintains liability insurance coverage intended to cover professional liability and certain other claims, the Company cannot assure that its insurance coverage will be adequate to cover liabilities arising out of claims asserted against it in the future where the outcomes of such claims are unfavorable. Liabilities in excess of the Company's insurance coverage, including coverage for professional liability and certain other claims, could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

NOTE 10 – SEGMENT INFORMATION

The Company has one operating and one reportable segment: direct medical procedure services. This segment is made up of facilities and medical staff that provide the Company's patented AirSculpt® procedures to patients. The accounting policies of the direct medical procedure services segment are the same as those presented in Note 1 - Organization and Summary of Significant Accounting Policies. The Company's chief operating decision maker ("CODM") is the Company's chief executive officer. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. The Company's CODM reviews revenue, gross profit, Adjusted EBITDA and net income/(loss). The CODM uses Adjusted EBITDA as the primary profit metric to evaluate income generated from operations in deciding where to spend additional marketing dollars or allocate additional resources. Gross profit is defined as revenues less cost of service incurred and Adjusted EBITDA as net loss excluding depreciation and amortization, net interest expense, income tax expense, restructuring and related severance costs, loss on debt modification, loss/(gain) on disposal of long-lived assets, settlement costs for non-recurring litigation, and equity-based compensation. Segment information is presented below showing revenue, significant expenses and net income/(loss) (the closest GAAP measure to Adjusted EBITDA), in the same manner that the CODM reviews the operating results in assessing performance and allocating resources.

($ in thousands)	Twelve Months Ended December 31,		
	2024	2023	2022
Revenue	$ 180,350	$ 195,917	$ 168,794
Operating expenses:			
Cost of service (exclusive of depreciation and amortization) [1]	71,382	74,012	62,781
Advertising Cost	33,429	25,938	20,598
Facility selling, general, and administrative expense	22,933	24,694	20,427
Corporate selling, general, and administrative expense	42,518	51,749	60,393
Loss on debt modification	—	—	932
Depreciation and amortization	11,888	10,253	8,061
Loss/(gain) on disposal of long-lived assets	16	(212)	147
Total operating expenses	182,166	186,434	173,339
(Loss)/income from operations	(1,816)	9,483	(4,545)
Interest expense, net	6,247	6,485	6,751
Pre-tax net (loss)/income	(8,063)	2,998	(11,296)
Income tax expense	188	7,477	3,383
Net loss	$ (8,251)	$ (4,479)	$ (14,679)
Segment assets	$ 209,996	$ 204,019	$ 200,759

[1] Cost of services includes the costs of physicians, nursing, supplies and rent directly related to the performance of procedures at the facility level.

NOTE 11 – SUBSEQUENT EVENTS

On March 12, 2025, the Company, EBS Intermediate Parent LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("EBS Parent"), EBS Enterprises LLC, a Delaware limited liability company and wholly-owned subsidiary of EBS Parent ("Borrower"), Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as the administrative agent ("SVB"), and the lenders a party thereto entered into a Third Amendment to the Credit Agreement (the "Third Amendment"). Under the terms of the Third Amendment, the parties thereto agreed to modify certain financial condition covenants made by the Company in the Credit Agreement, such that (i) the Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Agreement) of the Company and its subsidiaries as of the last day of the fiscal quarters ending March 31, 2025 and June 30, 2025 must be no less than 0.50x and 1.10x, respectively, and no less than 1.25x on the last day of the fiscal quarters ending September 30, 2025 and thereafter, instead of 1.10x as of March 31, 2025 and 1.25x as of June 30, 2025 and thereafter, as previously set forth in the Credit Agreement; (ii) the Consolidated Leverage Ratio (as defined in the Credit Agreement) of the Company and its subsidiaries as of the last day of the fiscal quarters ending March 31, 2025, June 30, 2025, September 30, 2025, December 31, 2025 and March 31, 2026, must not exceed 4.25x, 3.50x, 3.25x, 3.25x, and 2.75x, respectively, and the Consolidated Leverage Ratio as of the last day of each fiscal quarter thereafter must not exceed 2.25x, instead of 3.25x as of March 31, 2025, 2.75x as of June 30, 2025, and 2.25x thereafter, as previously set forth in the Credit Agreement; (iii) the Company and its subsidiaries will be required to maintain minimum Liquidity (as defined in the Credit Agreement) of not less than (A) $3,000,000.00 as of the last day of the month ending March 31, 2025, (B) $5,000,000 as of the last day of the month ending April 30, 2025, and (C) $7,500,000.00 as of the last day of the months ending May 31, 2025 and thereafter (or the last day of each fiscal quarter thereafter upon the satisfaction of certain financial tests described therein); and (iv) new liquidity and financial reporting requirements have been added.

In addition to revising the covenants listed above, the Third Amendment revised or added new terms such that (i) for outstanding loans, beginning on or about July 1, 2025, the applicable per annum margin will be increased to 3.75% or 4.75% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 3.00x, 3.50% or 4.50% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.00x and less than 3.00x, and 3.25% or 4.25% for base rate or SOFR, respectively, if the Company's total leverage ratio is below 2.00x, (ii) the maturity Term Loan and Revolving Credit Facility will mature on May 11, 2027 (instead of November 7, 2027); (iii) Liquidity in excess of $3.0 million will be used to repay the outstanding funds drawn on the revolving credit facility on a monthly basis beginning April 30, 2025; (iv) revolver draws will be subject to compliance with the minimum Liquidity covenant; (v) the Company will be required to reimburse SVB for certain fees and expenses relating to the engagement of a financial advisor, and (vi) 100% of first $10.0 million of any equity proceeds will be used to repay the Term Loan and Revolving Credit Facility, subject to a carve-out of the first $3.0 million of equity proceeds; and any equity proceeds received from Sponsor. In consideration of the Third Amendment, the Company paid a fee equal to 0.15% of the outstanding loans to consenting Lenders, and a $125,000 arrangement fee to SVB. On March 12, 2025 connection with the Third Amendment, the Company, SVB and our Sponsor (through certain affiliated entities) entered into that certain Limited Guarantee by and among Vesey Street Capital Partners Healthcare Fund, L.P., Vesey Street Capital Partners Healthcare Fund-A, L.P., SVB, a related party and who with their affiliates hold a 50.1% ownership interest in the Company, and the Company (the "Limited Guarantee") pursuant to which our Sponsor agreed to provide a $10.0 million limited guaranty of the Company's obligations under the Credit Agreement. The Limited Guarantee is callable on June 15, 2025 (or upon the earlier occurrence of certain defaults described therein) if the Company has not prepaid the Term Loan (excluding regularly scheduled amortization) by $10.0 million as of such date. Under the terms of the Limited Guarantee, if Sponsor is required to make any payment under the Limited Guarantee (other than as a result of a bankruptcy event), then Sponsor will be deemed to have purchased shares of common stock of the Company having an aggregate value equal to the amount of such payment. The Company has agreed to issue a subordinated note to Sponsor if a payment occurs under the Limited Guarantee, to the extent such payment does not result from the issuance of shares of common stock by the Company to Sponsor.

NOTE 12 – ACCRUED AND OTHER CURRENT LIABILITIES

As of December 31, 2024 and December 31, 2023 accrued and other current liabilities consists of the following (in 000's):

	December 31, 2024	December 31, 2023
Accrued advertising costs	$ 3,209	$ —
Credit card payable	1,576	1,140
Accrued severance	1,400	—
Other	2,119	2,163
Accrued and other current liabilities	$ 8,304	$ 3,303

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

As of the end of the period covered by this Annual Report on Form 10-K, our management, under the supervision and with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) and 15d-15(e). Based upon this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our principal executive officer and principal financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on criteria established in the framework *Internal Control-Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an ''emerging growth company'' as defined in the JOBS Act.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the quarter ended December 31, 2024.

Limitations on the Effectiveness of Controls

Our management, including the Chief Executive Officer and the Chief Financial Officer, recognizes that any set of controls and procedures, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of controls. For these reasons, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

2025 Annual Meeting of Stockholders

The Company currently anticipates that it will hold its virtual 2025 Annual Meeting of Stockholders on May 7, 2025.

Third Amendment to Credit Agreement

On March 12, 2025, the Company entered the Third Amendment. Under the terms of the Third Amendment, the parties thereto agreed to modify certain financial condition covenants made by the Company under the Term Loan and Revolving Credit Facility, such that (i) the Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Agreement) of the Company and its subsidiaries as of the last day of the fiscal quarters ending March 31, 2025 and June 30, 2025 must be no less than 0.50x and 1.10x, respectively, and no less than 1.25x on the last day of the fiscal quarters ending September 30, 2025 and thereafter, instead of 1.10x as of March 31, 2025 and 1.25x as of June 30, 2025 and thereafter, as previously set forth in the Credit Agreement; (ii) the Consolidated Leverage Ratio (as defined in the Credit Agreement) of the Company and its subsidiaries as of the last day of the fiscal quarters ending March 31, 2025, June 30, 2025, September 30, 2025, December 31, 2025 and March 31, 2026, must not exceed 4:25x, 3.50x, 3.25x, 3.25x, and 2.75x, respectively, and the Consolidated Leverage Ratio as of the last day of each fiscal quarter thereafter must not exceed 2.25x, instead of 3.25x as of March 31, 2025, 2.75x as of June 30, 2025, and 2.25x thereafter, as previously set forth in the Credit Agreement; (iii) the Company and its subsidiaries will be required to maintain minimum Liquidity (as defined in the Credit Agreement) of not less than (A) $3,000,000.00 as of the last day of the month ending March 31, 2025, (B) $5,000,000 as of the last day of the month ending April 30, 2025, and (C) $7,500,000.00 as of the last day of the months ending May 31, 2025 and thereafter (or the last day of each fiscal quarter thereafter upon the satisfaction of certain financial tests described therein); and (iv) new liquidity and financial reporting requirements have been added.

In addition to revising the covenants listed above, the amendment revised or added new terms such that (i) for outstanding loans, beginning on or about July 1, 2025, the applicable per annum margin will be increased to 3.75% or 4.75% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 3.00x, 3.50% or 4.50% for base rate or SOFR, respectively, if the Company's total leverage ratio is equal to or greater than 2.00x and less than 3.00x, and 3.25% or 4.25% for base rate or SOFR, respectively, if the Company's total leverage ratio is below 2.00x, (ii) the Term Loan and Revolving Credit Facility will mature on May 11, 2027 (instead of November 7, 2027); (iii) Liquidity in excess of $3.0 million will be used to repay the outstanding funds drawn on the revolving credit facility on a monthly basis beginning April 30, 2025; (iv) revolver draws will be subject to compliance with the minimum Liquidity covenant (v) the Company will be required to reimburse SVB for certain fees and expenses relating to the engagement of a financial advisor; and (vi) 100% of first $10.0 million of any equity proceeds will be used to repay the Term Loan and Revolving Credit Facility, subject to a carve-out of the first $3.0 million of equity proceeds and any equity proceeds received from Sponsor. In consideration of the Third Amendment, the Company will pay a fee equal to 0.15% of the outstanding loans to consenting lenders, and a $125,000 arrangement fee to SVB. On March 12, 2025, in connection with the Third Amendment, the Company, SVB and our Sponsor (through certain affiliated entities) entered into the Limited Guarantee, pursuant to which our Sponsor agreed to provide a $10.0 million limited guaranty of the Company's obligations under the Credit Agreement. The Limited Guarantee is callable on June 15, 2025 (or upon the earlier occurrence of certain defaults described therein) if the Company has not prepaid the Term Loan (excluding regularly scheduled amortization) by $10.0 million as of such date. Under the terms of the Limited Guarantee, if Sponsor is required to make any payment under the Limited Guarantee (other than as a result of a bankruptcy event), then Sponsor will be deemed to have purchased shares of common stock of the Company having an aggregate value equal to the amount of such payment. The Company has agreed to issue a subordinated note to Sponsor if a payment occurs under the Limited Guarantee, to the extent such payment does not result from the issuance of shares of common stock by the Company to Sponsor.

Rule 10b5-1 Trading Arrangements

During the quarter ended December 31, 2024, none of our directors or officers have adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (each as defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

BOARD OF DIRECTORS

The following table sets forth the name, age, and position, as of March 14, 2025, of individuals who currently serve as directors on the board of directors.

Name	Age	Position
Dr. Aaron Rollins	50	Executive Chairman of the board of directors
Yogi Jashnani	43	Director and Chief Executive Officer
Adam Feinstein	53	Director
Daniel Sollof	41	Director
Caroline Chu	44	Director
Thomas Aaron	63	Director
Kenneth Higgins	59	Director

Class I—Directors with Terms Expiring in Fiscal 2025

Yogi Jashnani has served as our Chief Executive Officer and a member of our board of directors since January 7, 2025. Mr. Jashnani has over 20 years of experience in the aesthetics, retail and finance industries. Prior to joining the Company, Mr. Jashnani served as Chief Revenue Officer for Sky Zone. From 2019 through 2023, he served as Chief Commercial Officer of Ideal Image. From fiscal 2017 through 2019, Mr. Jashnani held the position of SVP, Marketing, Insights and Analytics of Advance Auto Parts. Prior to this, Mr. Jashnani was Vice President at Capital One. Mr. Jashnani holds a Masters of Science in Biomedical Engineering and a Masters of Science in Electrical Engineering from University of Wisconsin-Madison. He also holds a Bachelors of Engineering in Telecommunications Engineering for University of Mumbai. We believe that Mr. Jashnani's industry knowledge, as well as his leadership experience, make him an appropriate member of our board of directors.

Daniel Sollof has served as a member of the Board since June 2021 and served as a member of the board of managers of Elite Body Sculpture from October 2018 until the IPO. Mr. Sollof joined VSCP in August 2014 and serves as a General Partner for the firm. In addition to sourcing and evaluating potential investment opportunities, Mr. Sollof works closely with VSCP's portfolio companies. He has been a Board Observer at HealthChannels (ScribeAmerica) since October 2016. From July 2015 to August 2017, he served as a member of the board of directors of Imedex, Inc. Prior to joining VSCP, Mr. Sollof served as Vice President and Research Analyst for Barclays Capital/Lehman Brothers August 2007 to August 2014, focusing on the Healthcare Facilities and Medical Supplies & Devices Sectors. Prior to Barclays Capital/Lehman Brothers, Mr. Sollof worked as a Valuation and Business Modeling Analyst in the Transaction Advisory Services group at Ernst & Young from September 2005 to July 2007. Mr. Sollof received a B.S. in Management Science from the University of California – San Diego and is a CFA charterholder. We believe that Mr. Sollof's industry knowledge, as well as his leadership experience, make him an appropriate member of our Board.

Class II—Directors with Terms Expiring in Fiscal 2026

Adam Feinstein has served as a member of the Board since June 2021 and as lead independent director since March 2023. He previously served as the non-executive chairman of the Board from September 2021 to January 2023 and as non-executive chairman of the board of managers of Elite Body Sculpture from October 2018 until the IPO. Mr. Feinstein founded Vesey Street Capital Partners, L.L.C. in 2014 and serves as Managing Partner. He has been a member of the board of directors of HealthChannels (ScribeAmerica), a provider of medical scribe support and value-based healthcare solutions, since October 2016. He has served as chairman of the board of directors of QualityMetric, a provider of health and disease specific surveys, from August 2020 until August 2023. He has served as a member of the board of directors of Pathgroup, a leading pathology services company, since August 2016. Mr. Feinstein has served as a board member of Safecor Health, which provides pharmaceutical unit dose packaging services for hospitals and health systems, since August 2021. Most recently, Mr. Feinstein has served as a board member of Inceptua Group, a leading provider of clinical trial supplies and related services, as well as global early access programs, since January 2024. He was a board member of Surgery Partners, Inc. (Nasdaq: SGRY) from September 2015 to December 2019 and Imedex, Inc. from July 2015 to August 2017. Prior to founding VSCP, Mr. Feinstein was the Senior Vice President of Corporate Development, Strategic Planning and Office of the Chief Executive Officer at LabCorp from June 2012 to August 2014. Prior to LabCorp, Mr. Feinstein served as the Managing Director in Equity Research at Barclays Capital/Lehman Brothers for 14 years. Mr. Feinstein is a CFA charterholder and has a B.S. in Business from the Smith School at the University of Maryland. He also completed the Nashville Healthcare Council Fellows program. We believe that Mr. Feinstein's public company experience, industry knowledge, as well as his leadership experience, make him an appropriate member of our Board.

Thomas Aaron has served as a member of our Board since October 2021. From November 2019 to November 2024, Mr. Aaron served as a member of the board of directors of Cincinnati Financial Corporation (Nasdaq: CINF) and served on CINF's audit committee and the compensation committee during 2023 and 2024. From November 2019 to November 2024, Mr. Aaron also served as a member of the boards of directors of CINF's property casualty insurance companies and other subsidiaries. From 2016 to 2017, Mr. Aaron served as Senior Vice President of Finance of Community Health Systems, Inc. (NYSE: CYH). Mr. Aaron was appointed to serve as Executive Vice President and Chief Financial Officer of CYH in May 2017, a position in which he served through December 2019. Prior to joining CYH, Mr. Aaron had a distinguished, 32-year career at Deloitte leading audit and consulting services to, among others, national healthcare organizations. Mr. Aaron is a Certified Public Accountant and holds a B.S. in Accounting from the University of Kentucky. We believe that Mr. Aaron's leadership experience makes him an appropriate member of our Board.

Kenneth Higgins has served as a member of our Board since October 2021. Mr. Higgins currently serves as the managing director and co-founder of Northborne Partners, LLC, a middle market-focused mergers and acquisitions advisory firm. Previously, Mr. Higgins spent 4.5 years at BMO Capital Markets Corp. (a subsidiary of Bank of Montreal (NYSE: BMO)) from 2016 to 2021. Mr. Higgins received his Bachelor of Business Administration from the University of Michigan School of Business and his Juris Doctor degree from Harvard Law School. We believe that Mr. Higgin's leadership experience makes him an appropriate member of our Board.

Class III—Directors with Terms Expiring in Fiscal 2027

Dr. Aaron Rollins is our founder, previously served as our Chief Executive Officer from 2012 to January 2023, and has served as Executive Chairman of the Board since January 2023. Dr. Rollins is the cosmetic surgeon to the stars, as well as the founder of the Company. He currently serves as a board adviser to Safecor Health, a portfolio company affiliated with Vesey Street Capital Partners, L.L.C., our private equity sponsor. Dr. Rollins is considered a specialist in body sculpting and has performed thousands of laser liposuction procedures. He is a life-long art lover who studied sculpture and to fulfill his dream of combining art and science, he eventually attended medical school. Dr. Rollins went to medical school at the McGill University Faculty of Medicine in Montreal, Canada after completing his undergraduate studies at McGill University. He has received many awards for his distinguished work, including the I.D.E.A. Bronze Medal for medical inventions and the "Great Distinction" honor at McGill University. He is affiliated with the American College of Surgeons, American Board of Laser Surgery, American Academy of Cosmetic Surgery and the American Society of Liposuction Surgery. He is also a member of the World Academy of Cosmetic Surgery. Dr. Rollins was awarded the Compassionate Doctor certification in 2013. We believe that Dr. Rollins' industry knowledge, as well as his leadership experience, make him an appropriate member and Executive Chairman of our Board.

Caroline Chu has served as a member of our Board since October 2021. Previously, Ms. Chu spent 16 years at Goldman Sachs Group, Inc. from June 2002 to February 2018. She served as an investment analyst in Equity Research, a public equities investor in Goldman Sachs Principal Strategies and portfolio manager and Managing Director in Goldman Sachs Investment Partners. Ms. Chu also served as Co-Head of Equities and Managing Director for Alwyne Management LP from May 2018 to January 2020. Ms. Chu received her B.S. degrees in Economics and Management Science from the Massachusetts Institute of Technology in 2002. We believe that Ms. Chu's leadership experience makes her an appropriate member of our Board.

CORPORATE GOVERNANCE

Corporate Governance Highlights

Corporate governance is key to a strong and accountable board of directors. We strive to adopt practices that will promote the long-term interests of the Company and its stockholders, including the below examples.

✓ Accountability. Our common stock outstanding on the Record Date is entitled to one vote per matter presented to stockholders

✓ Annual Board and Committee Self-Evaluations

✓ We meet Nasdaq's definition of a controlled company, but we do not take advantage of the controlled company exemptions

✓ Annual Named Executive Officer Performance Evaluation by the Compensation Committee of the Board

✓ Five of the seven members of our Board are "independent" under Nasdaq's definition of independence

✓ "Pay for Performance" Philosophy Drives Executive Compensation

✓ Our Audit and Compensation Committees are each composed entirely of unaffiliated independent directors

✓ Audit Committee Approval Required for Related Party Transactions

✓ Regular Board and Committee Executive Sessions of Independent Directors

✓ No "Poison Pill" (Stockholder Rights Plan)

✓ Lead Independent Director

✓ Established Whistleblower Policy

✓ Independent Executive Compensation Consultant

✓ Risk Oversight by the Board and the Audit Committee

Board Composition and Election of Directors

Our business and affairs are managed under the direction of our Board. The primary responsibilities of the Board are to provide oversight, strategic guidance, counseling and direction to our management. Our Board meets on a regular basis and additionally as required.

The number of directors is fixed by our Board, subject to the terms of our amended and restated certificate of incorporation, our amended and restated bylaws and our Stockholders Agreement. Our Board consists of seven directors, five of whom qualify as "independent" under the Nasdaq listing standards.

Directors are (except for the filling of vacancies and newly created directorships) elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors. Our Board is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This classification of our Board may have the effect of delaying or preventing changes in control of our company. Our directors are divided among the three classes as follows:

• the Class I directors are Yogi Jashnani and Daniel Sollof;

• the Class II directors are Adam Feinstein, Kenneth Higgins and Thomas Aaron; and

• the Class III directors are Dr. Aaron Rollins and Caroline Chu.

Each director's term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. No decrease in the number of directors will shorten the term of any incumbent director.

In addition, we entered into a stockholders agreement with affiliates of our Sponsor and Dr. Aaron Rollins in connection with our initial public offering (the "Stockholders Agreement"). This agreement grants affiliates of our Sponsor and Dr. Aaron Rollins the right to designate nominees to our Board subject to the maintenance of certain ownership requirements in us. See "Certain Relationships and Related Party Transactions, and Director Independence—Stockholders Agreement."

In accordance with our corporate governance guidelines and subject to the Stockholders Agreement, our independent directors will designate a lead independent director in the event that the Company does not have an independent chairperson of the Board. Adam Feinstein is designated as the lead independent director of the Board, responsible for coordinating the activities of the independent directors. The specific responsibilities of the lead independent director are to:

• work with the Chief Executive Officer to develop and approve an appropriate Board meeting schedule;

• work with the Chief Executive Officer to develop and approve Board meeting agendas;

- provide the Chief Executive Officer feedback on the quality, quantity, and timeliness of the information provided to the Board;

- develop the agenda and moderate executive sessions of the independent members of the Board;

- preside over Board meetings when the Chief Executive Officer is not present or when Board or Chief Executive Officer performance or compensation is discussed;

- act as principal liaison between the independent members of the Board and Chief Executive Officer;

- convene meetings of the independent directors as appropriate;

- be available for consultation and direct communication with stockholders as deemed appropriate; and

- perform other duties as the Board may determine from time to time.

Our corporate governance guidelines also provide that the independent directors shall meet periodically in executive session but no less than two times per year or whatever minimum has been set by the Nasdaq listing standards.

Controlled Company Exemption

We meet the definition of a "controlled company" under the Nasdaq listing standards, and thus we qualify for the "controlled company" exemption to the board of directors and committee composition requirements under the Nasdaq listing standards. If we were to rely on this exemption, we would be exempt from the requirements that (1) our Board be comprised of a majority of independent directors, (2) we have a nominating and corporate governance committee composed entirely of independent directors, and (3) our compensation committee be comprised solely of independent directors. The "controlled company" exemption does not modify the independence requirements for the audit committee, and we comply, and intend to continue complying, with the requirements of the Sarbanes-Oxley Act and the Nasdaq listing standards, which require that our audit committee be composed of at least three members and entirely of independent directors within one year from the date of this prospectus.

We do not, and do not intend to, rely on the "controlled company" exemption under the Nasdaq listing standards and we have taken all actions necessary to comply with such requirements, including appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors within the time frames set forth under the Nasdaq listing standards. However, as long as we remain a "controlled company" these requirements will not apply to us and we may, in the future, seek to utilize some or all of these exemptions.

Annual Board and Committee Performance Review

Pursuant to our corporate governance guidelines, the nominating and corporate governance committee is responsible for reporting annually to the Board an evaluation of the overall performance of the Board. Additionally, the charters of the audit committee, compensation committee, and nominating and corporate governance committees each provide that the respective committee is responsible for performing or participating in an annual evaluation of its performance, the results of which are presented to the Board.

Board Meeting Attendance

During the fiscal year ended December 31, 2024 ("Fiscal 2024"), our Board met four times, our audit committee met four times, our compensation committee met six times and our nominating and corporate governance committee met four times. Each director attended the board of directors' meetings and all of the meetings of the committees of the board of directors on which such director served in Fiscal 2024. The board of directors and its committees also approved certain actions by unanimous written consent in lieu of a meeting.

It is our policy that our directors attend annual meetings of stockholders.

Committees of the Board of Directors

Our Board has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our Board are described below. Members serve on these committees until their resignation or until as otherwise determined by our Board. Each of the committees operates under its own written charter adopted by the Board, each of which is available on our website at *https://investors.airsculpt.com*.

Audit Committee

Our audit committee consists of Thomas Aaron, Caroline Chu, and Kenneth Higgins, with Thomas Aaron serving as Chairperson. The composition of our audit committee meets the requirements for independence under current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of Nasdaq listing standards. In addition, our Board has determined that Thomas Aaron is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933. Our audit committee, among other things:

- reviews our consolidated financial statements and our critical accounting policies and practices;

- selects a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

- helps to ensure the independence and performance of the independent registered public accounting firm;

- discusses the scope and results of the audit with the independent registered public accounting firm and reviews, with management and the independent registered public accounting firm, our interim and year-end results of operations;

- pre-approves all audit and all permissible non-audit services to be performed by the independent registered public accounting firm;

- oversees the performance of our internal audit function when established;

- reviews the adequacy of our internal controls;

- oversees cybersecurity controls, risks and policies;

- develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviews our policies on risk assessment and risk management; and

- reviews and approves or disapproves all related party transactions.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.Our audit committee's charter is accessible on our website at *https://investors.airsculpt.com/corporate-governance/governance.*

Compensation Committee

Our compensation committee consists of Caroline Chu, Thomas Aaron, and Kenneth Higgins, with Caroline Chu serving as Chairperson. The composition of our compensation committee meets the requirements for independence under Nasdaq listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our Board relating to compensation of our executive officers. Our compensation committee, among other things:

- reviews, approves and determines, or makes recommendations to our Board regarding, the compensation of our executive officers;

- administers our stock and equity incentive plans;

- reviews and approves, or makes recommendations to our Board regarding, incentive compensation and equity plans; and

- establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. Our compensation committee's charter is accessible on our website at *https://investors.airsculpt.com/corporate-governance/governance.* The charter provides that the compensation committee may, in its sole discretion and at the expense of the Company, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

To assist the compensation committee in meeting its responsibilities, the compensation committee engaged Haigh & Co. ("Haigh") as its independent outside compensation consultant to regularly provide executive compensation market analysis and insight, with respect to our executive officers. Haigh only provides services to the compensation committee with respect to executive and director compensation and does not provide any other services to the Company.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Kenneth Higgins and Daniel Sollof, with Kenneth Higgins serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under Nasdaq listing standards and SEC rules and regulations. Our nominating and corporate governance committee, among other things:

- identifies, evaluates and selects, or makes recommendations to our Board regarding, nominees for election to our Board and its committees;

- evaluates the performance of our Board and of individual directors;

- considers and makes recommendations to our Board regarding the composition of our Board and its committees;

- reviews developments in corporate governance practices;

- evaluates the adequacy of our corporate governance practices and reporting; and

- develops and makes recommendations to our Board regarding corporate governance guidelines and matters.

The nominating and corporate governance committee operates under a written charter that satisfies the applicable listing requirements and rules of Nasdaq. Our nominating and corporate governance committee's charter is accessible on our website at *https://investors.airsculpt.com/corporate-governance/governance*.

Insider Trading Policy
Our Insider Trading Policy, adopted in November 2021 and most recently amended in March 2024, expressly prohibits our employees, designated consultants, officers and directors, and the related persons of each of the foregoing, who know or have access to material information regarding the Company that has not been fully disclosed to the public from (i) trading in Company securities or engaging in transactions in securities of another company with which the Company conducts business, such as a customer, partner, or supplier, if they are in possession of or otherwise aware of material information relating to such other company obtained in course of employment with, or services performed on behalf of, the Company (ii) purchasing Company securities on margin or holding Company securities in a margin account at any time, (iii) pledging Company securities as collateral for a loan, (iv) engaging in hedging or monetization transactions with respect to Company securities, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds, and (v) trading in derivative securities related to our Company securities, which includes publicly traded call and put options. Our Insider Trading Policy also provides that the Company will not effect transactions in respect of its securities, or adopt any securities repurchase plans, when it is in possession of material nonpublic information concerning the Company, other than in compliance with applicable law.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. The Code of Business Conduct and Ethics is accessible on our website at *https://investors.airsculpt.com/corporate-governance/governance*. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics to our officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

EXECUTIVE OFFICERS

Below is a list of the names, ages, positions, and a brief account of the business experience of the individuals who serve as our executive officers as of March 14, 2025.

On August 8, 2024, Todd Magazine stepped down from his role as Chief Executive Officer of the Company, effective as of August 8, 2024. As discussed below, on August 8, 2024, Mr. Magazine entered into a Transition Services Agreement (the "Transition Services Agreement") with the Company (previously filed as Exhibit 10.1 of the Company's Current Report on Form 8-K (file no. 001-40973), filed with the SEC on August 9, 2024), which provided for the severance benefits specified in Section 7.2 of the Magazine Employment Agreement (as defined below) and continued vesting of certain equity awards until January 1, 2025, subject to Mr. Magazine's provision of consulting services to the Company through December 31, 2024.

Name	Age	Position
Yogi Jashnani [1]	43	Chief Executive Officer and Director
Dennis Dean	52	Chief Financial Officer
Dr. Aaron Rollins [1]	50	Executive Chairman of the board of directors

(1) See "Board of Directors" for a description of Yogi Jashnani's and Dr. Aaron Rollins' experience.

Dennis Dean has served as our Chief Financial Officer since June 1, 2021. Mr. Dean also served as Interim Chief Executive Officer from August 8, 2024 through January 7, 2025. Mr. Dean has over 20 years of experience in multi-site healthcare services. Prior to joining the Company, Mr. Dean served as Senior Vice President of Finance and Operations for Envision Healthcare from January 2019 to December 2020. Mr. Dean also served as Chief Accounting Officer and Corporate Controller for Surgery Partners and its predecessor company, Symbion, from 2008 through 2018 and was part of the team which took Surgery Partners public in 2015. Prior to joining Symbion, he co-founded Resource Partners, LLC, a healthcare-focused financial consulting firm, and began his career at Deloitte. Mr. Dean is a Certified Public Accountant and holds a B.S. in Accounting and an MAcc from Western Kentucky University.

Item 11. Executive Compensation

This section provides an overview of the compensation of our principal executive officer and our next two most highly-compensated executive officers for Fiscal 2024. We refer to these individuals as our named executive officers. Our named executive officers for 2024 were:

- Dr. Aaron Rollins, the Executive Chairman of the Board; and
- Todd Magazine, our former President and Chief Executive Officer; and
- Dennis Dean, our Chief Financial Officer.

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by or paid to our named executive officers ("NEOs") in respect of their service to us during Fiscal 2024 and the fiscal year ended December 31, 2023 ("Fiscal 2023").

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Special Cash Bonus ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Dr. Aaron Rollins	2024	875,000	2,255,856	—	—	125,636	3,256,492
Executive Chairman	2023	875,000	1,906,685	87,500	551,250	215,634	3,636,069
Todd Magazine[5]	2024	453,654	1,804,688	—	—	569,977	2,828,319
Former Chief Executive Officer	2023	631,346	4,131,960	65,800	414,540	447,227	5,690,873
Dennis Dean [6]	2024	500,000	644,540	—	—	9,532	1,154,072
Chief Financial Officer	2023	500,000	544,767	37,500	236,250	7,884	1,326,401

(1) Amounts in this column for 2024 and 2023 represent the grant date fair value, as determined in accordance with FASB ASC Topic 718, of equity awards in connection with our annual executive long term compensation program made up of 50% restricted stock unit awards ("RSUs") and 50% performance-based restricted stock unit awards ("PSUs") granted pursuant to the Company's 2021 Equity Incentive Plan (the "2021 Plan"). Each of the performance-based restricted stock unit award amounts are based on achievement of a relative Total Shareholder Return ("rTSR") as compared to a specified peer company group. These awards can range from 0% to 200% of the target amount reflected in this table.

(2) The compensation committee exercised its discretion in awarding a special supplemental cash bonus which was paid during the first quarter of Fiscal 2024 to each of Dr. Rollins, Mr. Magazine and Mr. Dean in recognition of the operational performance of the Company's new facilities opened in the United States during Fiscal 2023.

(3) Amounts in this column reflect annual incentive compensation payments earned by our named executive officers in 2024 and 2023.

(4) Amounts shown in the "All Other Compensation" column represent the surgical related service fees in the amount of $119,000 and $207,750 for 2024 and 2023, respectively, paid to Dr. Rollins related to surgical procedures he performed, severance payments made to Todd Magazine

of $565,385 in 2024 and a $265,000 sign-on bonus and $175,000 relocation fee related to the hiring of Todd Magazine in 2023 and medical, dental and vision insurance policy premiums paid by us.

(5)   Mr. Magazine served as the Company's Chief Executive Officer until August 8, 2024.

(6)   Mr. Dean served as the Company's Interim Chief Executive Officer and Chief Financial Officer from August 8, 2024 to January 7, 2025, at which time he returned to his role as Chief Financial Officer.

Narrative Disclosure to Summary Compensation Table

Annual Base Salary

Each named executive officer's base salary is a fixed component of compensation for each year for performing specific job duties and functions. The 2024 annual base salaries for our named executive officers are set forth in the "Summary Compensation Table" above.

Non-Equity Incentive Compensation

In addition to their annual base salary, our named executive officers are eligible for an annual cash performance bonus for each fiscal year based upon achievement of our performance targets, as determined by our Board in its sole and absolute discretion. For Fiscal 2024, Dr. Rollins, Mr. Magazine and Mr. Dean were eligible to earn a target annual incentive cash compensation of 100%, 100%, and 75%, respectively, of their annual base salary based on annual EBITDA performance. In March of 2024, our Board approved the 2024 budgeted EBITDA target of $50.0 million and budgeted revenue target of $227.9 million. For the 2024 performance period, our EBITDA was $20.7 million and our revenue was $180.4 million. As a result of our performance versus company objectives, no bonus was earned by each named executive officer.

Special Bonus

The compensation committee exercised its discretion in awarding special supplemental cash bonuses of $87,500, $65,800 and $37,500 which were paid during the first quarter of Fiscal 2024 to each of Dr. Rollins, Mr. Magazine and Mr. Dean, respectively, in recognition of the operational performance of the Company's new facilities opened in the United States during Fiscal 2023.

IPO Equity Awards

In connection with our initial public offering, we awarded special one-time grants of RSUs and PSUs under the 2021 Plan to certain key executives, including each of Dr. Rollins and Mr. Dean (the "IPO Awards"). The IPO Awards for Dr. Rollins and Mr. Dean are 50% in the form of RSUs and 50% in the form of PSUs. As of December 31, 2024, all unvested and unearned RSUs and PSUs granted under the IPO Awards have been forfeited and cancelled.

Annual Equity Awards

We awarded RSUs and PSUs to each of Dr. Rollins, Mr. Magazine and Mr. Dean (the "Annual Awards") in Fiscal 2024 from our 2021 Equity Incentive Award Plan. The Annual Awards for Dr. Rollins, Mr. Magazine and Mr. Dean were 50% in the form of RSUs and 50% in the form of PSUs.

The number of RSUs granted to Dr. Rollins, Mr. Magazine and Mr. Dean in connection with their Annual Awards cover 136,141 shares of our common stock, 108,913 shares of our common stock and 38,898 shares of our common stock, respectively. The RSUs vest one-third annually over the first three anniversaries of the date of grant, subject to continued employment on such date, except as otherwise described under "Potential Payments and Benefits upon Termination or Change in Control" below.

For Dr. Rollins, Mr. Magazine and Mr. Dean, the number of PSUs granted to them in connection with their 2024 Annual Awards cover 136,141 shares of our common stock, 108,913 shares of our common stock and 38,898 shares of our common stock, respectively. The PSUs vest based on the Company's total shareholder return relative to a specified peer group (the "rTSR"). Based on the rTSR, the awards can settle in shares in a range of 0% to 200% of the target units. Vesting of the PSUs is subject to continued employment until the end of the performance period, except as otherwise described under "Potential Payments and Benefits upon Termination or Change in Control" below. Upon a change in control (as defined in the 2021 Plan), the performance conditions underlying the PSUs are deemed satisfied at target and the PSUs remain subject solely to time-based vesting over the remainder of the three year performance period, subject to continued service on such date except as otherwise described under "Potential Payments and Benefits upon Termination or Change in Control" below.

Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, and vision, in each case on the same basis as all of our other employees, except that we pay for the full cost of premiums of such benefits for our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers.

Transition Services Agreement with Todd Magazine

On August 8, 2024, Todd Magazine stepped down from his role as Chief Executive Officer of the Company, effective as of August 8, 2024.

On August 8, 2024, Mr. Magazine entered into the Transition Services Agreement with the Company, which provided for the severance benefits specified in Section 7.2 of the Magazine Employment Agreement. In addition, in consideration for the provision by Mr. Magazine of consulting services to the Company through December 31, 2024, and for his acknowledgement that the Employee Covenants Agreement between him and the Company, dated as of January 30, 2023, remains binding on him following his termination of employment, a total of 75,000 restricted stock units of the Company previously granted to Mr. Magazine, which were unvested and would otherwise have been forfeited, remained outstanding and vested on January 1, 2025.

Employment Agreements

Employment Agreement with Mr. Jashnani

On December 17, 2024, the Company appointed Yogesh Jashnani to serve as Chief Executive Officer of the Company and entered into an employment agreement with Mr. Jashnani, effective January 7, 2025 (previously filed as Exhibit 10.1 of the Company's Current Report on Form 8-K (file no. 001-40973), filed with the SEC on December 17, 2024) (the "Jashnani Employment Agreement").

The Jashnani Employment Agreement provides that Mr. Jashnani will receive a base salary of $700,000, which may be reviewed annually and may be increased, but not decreased, without his consent. The Jashnani Employment Agreement also provides that Mr. Jashnani is eligible to receive an annual performance-based cash bonus with a target annual incentive of 100% of base salary, which incentive is earned based on the achievement of performance targets, as determined annually by our Board. Any annual bonus, to the extent earned, is paid in a lump sum.

The Jashnani Employment Agreement also provided that Mr. Jashnani would receive a sign-on cash bonus payment of $262,500, with $150,000 paid on signing and the remainder paid when annual bonuses are paid to the Company's executive officers, and a sign-on equity award with a grant value of $2,333,333, consisting of RSUs with a grant date value of $1,000,000 (vesting annually over three years) and of PSUs with a target grant date value of $1,333,333 (eligible to vest over a three-year performance period based on stock price appreciation targets). Further, in the event that the Company requires Mr. Jashnani to relocate his principal office location to the Company's principal office, Mr. Jashnani shall be entitled to receive a subsidy for relocation costs up to a maximum of $175,000.

Under the Jashnani Employment Agreement, Mr. Jashnani is also eligible to participate in the Company's 2021 Equity Incentive Plan, with a 2025 annual equity award having a grant date value of 200% of Mr. Jashnani's annual base salary on terms substantially similar to the Company's other executive officers, subject to the terms and conditions of the applicable grant agreement and the approval of the Board.

Executive Chairman Employment Agreement with Dr. Rollins

In connection with his appointment to Executive Chairman of the Board, Dr. Rollins entered into an amended and restated employment agreement as of January 4, 2023 (the "Second Amended and Restated Employment Agreement") (previously filed as Exhibit 10.2 to the Company's current report on Form 8-K, dated December 30, 2022), which expired as of October 29, 2024 in accordance with its terms. Dr. Rollins remains employed with the Company as an "at-will" employee.

The Second Amended and Restated Employment Agreement applied with respect to all of the compensation disclosed for Dr. Rollins in the "Summary Compensation Table" above.

Employment Agreement with Mr. Magazine

On December 30, 2022, the Company appointed Todd Magazine to serve as President and Chief Executive Officer of the Company and entered into an employment agreement with Mr. Magazine, effective January 30, 2023 (previously filed as Exhibit 10.1 of the Company's Current Report on Form 8-K (file no. 001-40973), filed with the SEC on January 6, 2023) (the "Magazine Employment Agreement"). On August 8, 2024, Mr. Magazine stepped down from his role as President and

Chief Executive Officer of the Company, which resulted in the termination of the Magazine Employment Agreement. The compensation paid under the Magazine Employment Agreement is disclosed in the "Summary Compensation Table" above.

Employment Agreement with Mr. Dean

On October 5, 2021, the Company entered into an Amended and Restated Employment Agreement with Mr. Dean in connection with our initial public offering (the "Amended and Restated Employment Agreement"), which agreement became effective upon completion of the Company's initial public offering. The Amended and Restated Employment Agreement applied with respect to all of the compensation disclosed for Mr. Dean in the "Summary Compensation Table" above.

The Amended and Restated Employment Agreement provides that Mr. Dean will receive a base salary of $500,000, which may be reviewed annually and may be increased, but not decreased, without his consent. The Amended and Restated Employment Agreement also provides that Mr. Dean is eligible to receive an annual performance-based cash bonus with a target annual incentive of 75% of base salary, which incentive is earned based on the achievement of performance targets, as determined annually by our Board. Any annual bonus, to the extent earned, is paid in a lump sum.

Under the Amended and Restated Employment Agreement, Mr. Dean is also eligible to participate in the Company's annual equity grant program, with the first such annual equity grant in the first quarter of 2022, subject to the terms and conditions of the applicable grant agreement and the approval of the Board.

Employee Covenants Agreement

We entered into an Employee Covenants Agreement with Dr. Rollins dated as of October 2, 2018 (the "Rollins Covenants Agreement"), which agreement includes customary confidentiality and non-disparagement provisions, as well as provisions relating to assignment of inventions. On October 5, 2021, we entered into an amendment to the Rollins Covenants Agreement, which became effective upon completion of our initial public offering. The Rollins Covenants Agreement, as amended, also includes non-competition and non-solicitation of employees and customers provisions that run during Dr. Rollins' employment with the Company and for a period of twelve months after termination of employment.

We also entered into Employee Covenants Agreements with Mr. Magazine and Mr. Jashnani dated as of December 29, 2022 and January 7, 2025, respectively, which include customary confidentiality and non-disparagement provisions.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, our named executive officers held outstanding equity-based awards of the Company as listed in the table below. For purposes of this summary, the Company assumes the market-based PSUs will be issued at 100% of the units within the range of 0% to 200%.

Name	Grant Date	Stock Awards			
		Number of Shares or Units That Have Not Yet Vested (#)[1]	Market Value of Shares or Units That Have Not Yet Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units That Have Not Vested ($)[2]
Dr. Aaron Rollins	2/25/2022	21,462	111,388	—	—
Executive Chairman	3/14/2023	98,536	511,402	—	—
	3/14/2023		—	147,805	767,108
	2/20/2024	136,141	706,572	—	—
	2/20/2024		—	136,141	706,572
Todd Magazine[4]	1/31/2023	37,500	194,625	—	—
Former Chief Executive Officer	1/31/2023	—	—	63,172	327,863
	3/14/2023	37,500	194,625	—	—
	3/14/2023		—	94,569	490,813
	2/20/2024		—	21,882	113,568
Dennis Dean[5]	2/25/2022	6,132	31,825	—	—
Chief Financial Officer	3/14/2023	28,153	146,114		—
	3/14/2023		—	42,230	219,174
	2/20/2024	38,897	201,875		—
	2/20/2024		—	38,897	201,875

(1)   Includes RSU awards granted on February 25, 2022, March 14, 2023 and February 20, 2024 that vest in three equal installments one, two and three years after grant date. Further, pursuant to the terms of Todd Magazine's Transition Services Agreement and in consideration of consulting services provided thereunder, 37,500 RSUs associated with a grant on January 31, 2023 and 37,500 RSUs associated with a grant on March 14, 2023 remain outstanding and eligible to vest on January 1, 2025. These RSUs would have otherwise been forfeited but instead vested on January 1, 2025 upon satisfactory completion of the consulting services provided under the Transition Services Agreement.

(2)   Based on the closing sale price of AirSculpt common stock on NASDAQ of $5.19 per share on December 31, 2024.

(3)   Includes PSU awards granted on January 31, 2023, March 14, 2023 and February 20, 2024 vest based on achievement of a relative total shareholder return, as described under "Annual Equity Awards" above. Under Todd Magazine's PSU award agreements, 63,172 PSUs related to his January 31, 2023 grant, 94,569 PSUs related to his March 13, 2023 grant and 21,882 PSUs related to his February 20, 2024 grant remain outstanding and eligible to vest at the end of the respective performance periods of such grants, subject to achievement of the performance objectives described therein. If the performance objectives are met by December 31, 2025 for his fiscal year 2023 grants and December 31, 2026 for his fiscal year 2024 grant, the awards would vest accordingly. These awards can range from 0% to 200% of the target amount reflected in this table.

(4)   Mr. Magazine served as the Company's Chief Executive Officer until August 8, 2024.

(5)   Mr. Dean served as the Company's Interim Chief Executive Officer and Chief Financial Officer from August 8, 2024 to January 7, 2025, at which time he returned to his role as Chief Financial Officer.

Potential Payments and Benefits upon Termination or Change in Control

As discussed under "Employment Agreements," the Amended and Restated Employment Agreements provide for certain severance payments in connection with our NEOs termination of employment under certain circumstances.

Director compensation

The following table sets forth the compensation awarded to, earned by or paid to the non-employee members of our board of directors in respect of their service to our board of directors during our Fiscal 2024. Dr. Rollins' compensation for Fiscal 2024 is included in the "Summary Compensation Table" above and as described in the accompanying narrative description.

Other than as set forth in the table below, we did not pay any compensation to any of the members of our board of directors for Fiscal 2024.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
Thomas Aaron	102,500	150,000	—	252,500
Caroline Chu	100,000	150,000	—	250,000
Kenneth Higgins	107,500	150,000	—	257,500
Pamela Netzky[3]	82,500	150,000	—	232,500

(1) The amounts in this column represent annual cash retainers, committee chair and committee membership fees. Any director who is an officer of the Company and any director who is nominated by Vesey Street Capital Partners, L.L.C., including Messrs. Feinstein and Sollof, did not receive any AirSculpt director compensation.

(2) The amounts in this column represent the grant date fair value, as determined in accordance with FASB ASC Topic 718, of awards of restricted stock units granted under the 2021 Plan. Aggregate restricted stock unit awards outstanding as of December 31, 2024 are 26,087 for each of Mr. Aaron, Ms. Chu, and Mr. Higgins.

(3) On December 24, 2024, Ms. Netzky resigned as a director and as a member of the Nominating and Corporate Governance Committee of the Company's board of directors.

Narrative to Director Compensation Table

In connection with our initial public offering, we adopted a formal policy governing the compensation of our non-employee directors. Any director who also serves as an employee receives no additional compensation for services as a director or as a member of a committee of our Board. Compensation for our non-employee directors (other than Adam Feinstein and Daniel Sollof, who are not compensated for their service as directors) includes an annual cash retainer of $75,000. In addition, non-employee directors (other than Adam Feinstein and Daniel Sollof, who are not compensated for their service as directors) also receive an additional cash retainer for service on the audit committee, compensation committee, or nominating and corporate governance committee of our Board. The chairman of the audit committee receives an additional cash retainer of $20,000, and the other members of the audit committee will receive an additional cash retainer of $10,000. The chairmen of the compensation committee or nominating and corporate governance committee each receive an additional cash retainer of $15,000, and each other member of such committee will receive an additional cash retainer of $7,500. All cash retainers for service on committees of our Board are payable quarterly. All cash retainers will be pro-rated for any partial periods of service. In addition to cash compensation, each non-employee director (other than Adam Feinstein and Daniel Sollof, who are not compensated for their service as directors) receives an annual RSU grant, which will be granted at each annual meeting of our stockholders and will vest upon the earlier of (i) the first anniversary of the date of grant or (ii) the day prior to our next annual meeting of stockholders. By completing a deferral election in the year prior to the annual RSU grant, each director may elect to defer all, or a portion, of the RSUs granted to such director in the following year. Settlement of such RSUs may be deferred until the director's separation from service or a date specified at the time of such election. For Fiscal 2024, we granted 26,087 RSUs under the 2021 Plan to each of our non-employee directors which RSUs will vest on May 7, 2025, subject to each non-employee director's continued service through such date.

Compensation Committee Interlocks and Insider Participation

All compensation and related matters are reviewed by our compensation committee. None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant stock options, stock appreciation rights, or similar option-like instruments and, as such, do not have any policy or practice in place on the timing of awards of options, stock appreciation rights, or similar option-like instruments in relation to the disclosure of material non-public information. If in the future we anticipate granting stock options, stock appreciation rights, or similar option-like instruments, we may establish a policy regarding how the board of directors determines when to grant such awards and how the board of directors or the compensation committee will take material nonpublic information into account when determining the timing and terms of such awards.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

Beneficial Ownership

The following table sets forth information regarding the beneficial ownership of our common stock as of March 13, 2025 by (i) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. To our knowledge, except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

Applicable percentage ownership is based on 58,574,516 shares of common stock outstanding as of March 13, 2025. RSUs that may vest and settle within 60 days of March 13, 2025 are deemed to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each listed stockholder is: 1111 Lincoln Road, Suite 802, Miami Beach, Florida 33139.

Name and address of beneficial owner	Common Stock beneficially owned	
	Number	Percentage
5% stockholders:		
Dr. Aaron Rollins	14,718,944	25.13 %
Entities affiliated with Vesey Street Capital Partners, L.L.C.[1][2]	29,324,180	50.06 %
Thrivent Financial for Lutherans [3]	5,169,819	8.83 %
SW Investment Management LLC [4]	4,700,000	8.02 %
Directors and named executive officers:		
Todd Magazine [5]	268,068	*
Yogi Jashnani [6]	—	*
Dennis Dean [7]	542,043	*
Dr. Aaron Rollins [8]	14,718,944	25.13 %
Adam Feinstein [1]	29,324,180	50.06 %
Daniel Sollof	—	*
Caroline Chu	92,099	*
Thomas Aaron [9]	91,899	*
Kenneth Higgins [9]	89,099	*
All executive officers and directors as a group (9 persons)	45,126,332	77.04 %

*   Represents less than 1%.

(1)   Consists of 13,575,862 shares of common stock held directly by VSCP EBS Aggregator, L.P., a Delaware limited partnership ("VSCP EBS"), 4,374,714 shares of common stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P., a Delaware limited partnership ("VSCP Health Fund A"), and 11,373,604 shares of common stock held directly by EBS Aggregator Blocker Holdings, LLC, a Delaware limited liability company ("Aggregator Blocker Holdings"). Mr. Feinstein serves as managing partner of Vesey Street Capital Partners, L.L.C., a Delaware limited liability company ("VSCP Fund"), which is the general partner of Vesey Street Capital Partners Healthcare GP, L.P., a Delaware limited partnership, which serves as the general partner of VSCP EBS and VSCP Health Fund A. and the manager of Aggregator Blocker Holdings. The address for Mr. Feinstein, VSCP EBS, VSCP Health GP, Aggregator Blocker Holdings and VSCP Fund is c/o Adam Feinstein, 428 Greenwich Street, New York, NY 10013.

(2)   Shares voting power and investment power of the 11,373,604 shares of common stock with investors in EBS Aggregator Blocker Holdings, LLC.

(3)   Thrivent Financial for Lutherans is located at 901 Marquette Avenue, Suite 2500, Minneapolis, MN 55402.

(4)   SW Investment Management LLC is located at 215 N. Fir St., Telluride, Colorado, 81435.

(5)   Mr. Magazine served as the Company's Chief Executive Officer until August 8, 2024.

(6)   Mr. Jashnani was appointed to serve as the Company's Chief Executive Officer and as a director of the Company, effective January 7, 2025.

(7)   Includes 14,077 shares of common stock issuable within 60 days of March 13, 2025 pursuant to restricted stock units.

(8)   Includes 49,268 shares of common stock issuable within 60 days of March 13, 2025 pursuant to restricted stock units.

(9)   Includes 29,762 restricted stock units issued to the holder on May 10, 2023, which were deferred pursuant to a Non-Employee Director Restricted Stock Unit Deferral Election, the underlying shares of which could be settled in stock within 30 days upon the holder's resignation as a director of the Company, without the need to satisfy any additional vesting requirements.

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2024. For purposes of this summary, the Company assumes the market-based PSUs will be issued at 100% of the units within the range of 0% to 200%.

Name	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	1,615,383	$0	5,834,850
Equity compensation plans not approved by security holders	—	—	—
Total	1,615,383	$0	5,834,850

(1)   Total reflects outstanding stock options, RSUs and PSUs granted pursuant to our 2021 Equity Incentive Plan as of December 31, 2024. The number of shares of common stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year, beginning on January 1, 2023, and continuing through and including January 1, 2031, by four percent (4%) of the aggregate number of shares of common stock issued and outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors prior to the applicable January 1.

(2)   The weighted-average exercise price of outstanding options, warrants and rights is $0 because there are no outstanding options and the outstanding RSUs and PSUs have no exercise price.

Section 16(a) Reporting

Section 16(a) of the Exchange Act requires that our directors, executive officers, and persons who beneficially own more than 10% of our common stock file reports with the SEC relating to their initial beneficial ownership of our securities and any subsequent changes. These reports are commonly referred to as Form 3, Form 4 and Form 5 reports.

Based solely on a review of the copies of such forms in our possession, and on written representations from the reporting persons, we believe that all of these reporting persons complied with their filing requirements on a timely basis for the fiscal year ended December 31, 2024, except for three Form 4s, which were filed by Dr. Aaron Rollins, Todd Magazine and Dennis Dean after the time period allowed for disclosing compensatory grants of awards of 136,141, 38,898 and 108,913 Restricted Stock Units, respectively, made on February 20, 2024 pursuant to the Company's 2021 Equity Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Management Services Agreements and Continuity Agreements

We have entered into MSAs with Elite Body Sculpture, PC (California), EBS Florida, PLLC, EBS Minnesota, LLC, Madison Avenue Medical PLLC (New York) (the "New York Professional Association"), EBS Tennessee, PLLC, EBS—Texas, PLLC, EBS Utah, LLC, EBS Virginia, LLC, and EBS Washington, PLLC. Each of these Professional Associations is owned by Dr. Aaron Rollins. Dr. Aaron Rollins does not receive any additional compensation as a result of his ownership interest in these Professional Associations.

In July 2020, we entered into an MSA with EBS Arizona, LLC, which is owned by Dr. Aaron Rollins' father, Dr. Arlen J. Rollins. Pursuant to this MSA, during Fiscal 2024 and Fiscal 2023, Dr. Arlen J. Rollins received compensation of $48,000 and $48,000, respectively, for his role as medical director of our center located in Scottsdale, Arizona.

In connection with each of the MSAs, we entered into Continuity Agreements with Dr. Aaron Rollins and Dr. Arlen J. Rollins; provided that, because of limitations under New York law, there is no Continuity Agreement in place with respect to the New York Professional Association.

Stockholders Agreement

In connection with our initial public offering, we entered into the Stockholders Agreement, which requires us to, among other things, nominate a number of individuals designated by affiliates of our Sponsor for election to the Board at any meeting of our stockholders (each a "Sponsor Director") such that, upon the election of each such individual, and each other individual nominated by or at the direction of our Board or a duly-authorized committee of the Board, as a director of our Company, and taking into account any director continuing to serve without the need for re-election, the number of Sponsor Directors serving as directors of our Company will be equal to:

- if affiliates of our Sponsor together beneficially own 25% or more of our outstanding shares of common stock, two Sponsor Directors; and

- if affiliates of our Sponsor together beneficially own 10 % or more, but less than 25%, of our outstanding shares of common stock, one Sponsor Director.

For so long as the Stockholders Agreement remains in effect, Sponsor Directors may be removed only with the consent of our Sponsor. In the case of a vacancy on our Board created by the removal or resignation of a Sponsor Director, the Stockholders Agreement requires us to nominate an individual designated by affiliates of our Sponsor for election to fill the vacancy. Additionally, for so long as affiliates of our Sponsor hold at least 25% of our outstanding shares of common stock, we must take all necessary action to ensure that the number of directors serving on our Board will not exceed eight without the consent of affiliates of our Sponsor. Further, for so long as affiliates of our Sponsor are entitled to designate two Sponsor Directors for election to our Board, we are required to take all necessary action to cause the chairperson of our Board to be an individual chosen by affiliates of our Sponsor.

Additionally, the Stockholders Agreement grants Dr. Aaron Rollins the right to nominate one director (the "Rollins Director") to our Board for so long as Dr. Aaron Rollins beneficially owns 10% or more of our outstanding shares of common stock. For so long as the Stockholders Agreement remains in effect, the Rollins Director may be removed only with the consent of Dr. Aaron Rollins. In the case of a vacancy on our Board created by the removal or resignation of the Rollins Director, the Stockholders Agreement requires us to nominate an individual designated by Dr. Aaron Rollins for election to fill the vacancy.

On July 30, 2024, the Company, Sponsor and Dr. Rollins entered into an amendment to the Stockholders Agreement, which provides that the Board and any committee thereof shall have no obligation to recommend a Sponsor Director or a Rollins Director for election to the Board at a meeting of stockholders called for the purpose of electing directors if the Board or such committee, in exercising its fiduciary duties to the Company and its stockholders, does not believe that such Sponsor Director or Rollins Director should be elected to the Board.

The Stockholders Agreement also requires us to obtain customary director indemnity insurance and enter into indemnification agreements with the Sponsor Directors and the Rollins Director.

Registration Rights Agreement

In connection with our initial public offering, we entered into a registration rights agreement with our Sponsor and Dr. Aaron Rollins. The registration rights agreement provides our Sponsor and Dr. Aaron Rollins with certain demand registration rights, including shelf registration rights, in respect of any shares of our common stock held by it, subject to certain conditions. In addition, in the event that we register additional shares of common stock for sale to the public, we will be required to give notice of such registration to our Sponsor and Dr. Aaron Rollins, and, subject to certain limitations, include shares of common stock held by them in such registration. The agreement includes customary indemnification provisions in favor of our Sponsor and Dr. Aaron Rollins, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Indemnification of Officers and Directors

We are party to indemnification agreements with each of our officers and directors. The indemnification agreements provide the officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers and directors pursuant to the foregoing agreements, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Limited Guarantee

In connection with the Third Amendment, the Company, SVB and our Sponsor (through certain affiliated entities) entered into the Limited Guarantee, pursuant to which our Sponsor agreed to provide a $10.0 million limited guaranty of the Company's obligations under the Credit Agreement. The Limited Guarantee is callable on June 15, 2025 (or upon the earlier occurrence of certain defaults described therein) if the Company has not prepaid the Term Loan (excluding regularly scheduled amortization) by $10.0 million as of such date. Under the terms of the Limited Guarantee, if Sponsor is required to make any payment under the Limited Guarantee (other than as a result of a bankruptcy event), then Sponsor will be deemed to have purchased shares of common stock of the Company having an aggregate value equal to the amount of such payment. The Company has agreed to issue a subordinated note to Sponsor if a payment occurs under the Limited Guarantee, to the extent such payment does not result from the issuance of shares of common stock by the Company to Sponsor.

Policies and Procedures for Related Party Transactions

Our audit committee charter provides that the audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of $120,000 or 1% of the average of our total assets at year end for the last two completed fiscal years, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our Board adopted a policy governing the review and approval of related party transactions by the audit committee.

Director Independence

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Caroline Chu, Thomas Aaron, Kenneth Higgins, Daniel Sollof and Adam Feinstein do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Rule 5605(a) of the Nasdaq listing standards. In making determinations under Rule 5605(d) of the Nasdaq listing standards, our Board considered the current and prior relationships that each non-employee director has with our company, including the fact that Daniel Sollof and Adam Feinstein are affiliates of our Sponsor, which owns 50.1% of our common stock.

Item 14. Principal Accounting Fees and Services

SEC regulations and the Nasdaq listing standards require our audit committee to engage, retain, and supervise our independent registered public accounting firm. Our audit committee annually reviews our independent registered public accounting firm's independence, including reviewing all relationships between the independent registered public accounting firm and us and any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm, and the independent registered public accounting firm's performance. Grant Thornton LLP has served as our independent registered public accounting firm since 2018.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Pursuant to the audit committee charter, the audit committee is responsible for the oversight of our accounting, reporting, and financial practices. The audit committee has the responsibility to select, appoint, engage, oversee, retain, evaluate, and terminate our external auditors; pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to us by our external auditors; and establish the fees and other compensation to be paid to our external auditors. During 2024, the audit committee pre-approved all audit and permitted non-audit services provided by Grant Thornton LLP.

The following sets forth fees billed by Grant Thornton LLP for the audit of our annual financial statements and other services rendered for the fiscal years ended December 31, 2024 and December 31, 2023:

	Fiscal year ended December 31,			
	2024		2023	
Audit fees[1]	$	509,370	$	441,176
Audit-related fees		—		—
Tax fees[2]		—		31,610
All other fees		—		—
Total fees	$	509,370	$	472,786

(1) "**Audit fees**" include fees for professional services rendered for the audit of our consolidated financial statements, reviews of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Grant Thornton in connection with the financial statement audit.

(2) "**Tax fees**" include fees for tax compliance and advice.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits

(1) Financial Statements;

Our Consolidated Financial Statements and Notes thereto are set forth starting on page 85 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules;

All financial schedules have been omitted either because they are not applicable or because the required information is provided in our Consolidated Financial Statements and Notes thereto, starting on page 85 of this Annual Report on Form 10-K.

(3) Exhibits:

The exhibits listed below are filed as part of or incorporated by reference into this Annual Report on Form 10-K.

		Incorporated by Reference			
Exhibit	**Description**	**Schedule/ Form**	**File Number**	**Exhibit**	**File Date**
3.1	Amended and Restated Articles of Incorporation	10-Q	001-40973	3.1	8/11/23
3.2	Amended and Restated Bylaws	10-Q	001-40973	3.2	12/03/21
4.1	Specimen Common Stock Certificate evidencing the shares of Common Stock	S-1/A	333-260067	4.1	10/28/21
4.2	Registration Rights Agreement by and between the Company and the Sponsor, dated November 2, 2021	10-Q	001-40973	10.15	12/03/21
4.3	Stockholders Agreement by and between the Company, VSCP EBS Aggregator, LP, Dr. Aaron Rollins, and JCBI II LLC, dated November 2, 2021, as amended on July 30, 2024	10-Q	001-40973	10.1	11/08/24
4.4	Description of Registrant's Securities	10-K	001-40973	4.4	03/11/22
10.1	Form of Indemnification Agreement by and between the Company and each of its directors and officers	10-Q	001-40973	10.1	12/03/21
10.2	Credit Agreement dated as of November 7, 2022, among AirSculpt Technologies, Inc., as Holdings, EBS Intermediate Parent LLC, as Intermediate Holdings, EBS Enterprises LLC, as the Borrower, the several lenders from time to time party hereto, and Silicon Valley Bank, as Administrative Agent, Issuing Lender and Swingline Lender	8-K	001-40973	10.1	11/09/22
10.3	Second Amendment to Credit Agreement, dated September 13, 2024	8-K	001-40973	10.1	09/13/24
10.4	Third Amendment to Credit Agreement, dated March 12, 2025				
10.5	Limited Guarantee, dated March 12, 2025				
10.6†	Form of Management Services Agreement	10-Q	001-40973	10.3	12/03/21
10.7†	Form of Continuity Agreement	10-Q	001-40973	10.4	12/03/21
10.8†	2021 Equity Incentive Plan	10-Q	001-40973	10.6	12/03/21
10.9†	Employment Agreement between the Company and Todd Magazine, dated December 29, 2022	8-K	001-40973	10.1	01/06/23
10.10†	Transition Services Agreement between the Company and Todd Magazine, dated August 8, 2024	8-K	001-40973	10.1	08/09/24

10.11†	Second Amended and Restated Employment Agreement between the Company and Dr. Rollins, dated January 3, 2023	8-K	001-40973	10.30	01/06/23
10.12†	Amended and Restated Employment Agreement between EBS Enterprises, LLC and Dennis Dean	10-Q	001-40973	10.10	12/03/21
10.13†	Employment Agreement between the Company and Yogesh Jashnani, dated December 6, 2024	8-K	001-40973	10.1	12/17/24
10.14†	Form of AirSculpt Technologies, Inc. RSU Award Grant Notice and Award Agreement (IPO Grants)	10-Q	001-40973	10.7	12/03/21
10.15†	Form of AirSculpt Technologies, Inc. PSU Award Grant Notice and Award Agreement (IPO Grants)	10-Q	001-40973	10.8	12/03/21
10.16†	Form of AirSculpt Technologies, Inc. 2021 RSU Award Grant Notice and Award Agreement	10-Q	001-40973	10.12	12/03/21
10.17†	Employee Covenants Agreement, dated as of October 2, 2018, by and between EBS Enterprises, LLC and Dr. Aaron Rollins	10-Q	001-40973	10.13	12/03/21
10.18†	First Amendment to Employee Covenants Agreement, dated as of October 5, 2021, by and between EBS Enterprises, LLC and Dr. Aaron Rollins	10-Q	001-40973	10.14	12/03/21
10.19†	Form of AirSculpt Technologies, Inc. 2022 PSU Award Grant Notice and Award Agreement	8-K	001-40973	10.1	03/03/21
19.1	Insider Trading Policy				
21.1	List of Subsidiaries	S-1/A	333-260067	21.1	10/28/21
23.1	Consent of Grant Thornton LLP				
24.1	Power of Attorney (set forth on the signature page to this Annual Report on Form 10-K)				
31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).				
31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).				
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.				
97	Compensation Clawback Policy, effective as of October 2, 2023	10-K	001-40973	97	02/27/24
101.INS	Inline XBRL Instance (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)				
101.SCH	Inline XBRL Taxonomy Extension Schema				
101.CAL	Inline XBRL Taxonomy Extension Calculation				
101.LAB	Inline XBRL Taxonomy Extension Labels				
101.PRE	Inline XBRL Taxonomy Extension Presentation				

| 101.DEF | Inline XBRL Taxonomy Extension Definition |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

† Indicates a management or compensatory plan or arrangement in which directors or executive officers are eligible to participate.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRSCULPT TECHNOLOGIES, INC.

Date: March 14, 2025

By: /s/ Yogi Jashnani
Yogi Jashnani
Chief Executive Officer
(Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yogi Jashnani and Dennis Dean, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Yogi Jashnani Yogi Jashnani	Chief Executive Officer, Director (Principal Executive Officer)	March 14, 2025
/s/ Dennis Dean Dennis Dean	Chief Financial Officer (Principal Financial Officer)	March 14, 2025
/s/ Philip Bodie Philip Bodie	Chief Accounting Officer (Principal Accounting Officer)	March 14, 2025
/s/ Dr. Aaron Rollins Dr. Aaron Rollins	Executive Chairman of the Board	March 14, 2025
/s/ Adam Feinstein Adam Feinstein	Director	March 14, 2025
/s/ Daniel Sollof Daniel Sollof	Director	March 14, 2025
/s/ Caroline Chu Caroline Chu	Director	March 14, 2025
/s/ Thomas Aaron Thomas Aaron	Director	March 14, 2025
/s/ Kenneth Higgins Kenneth Higgins	Director	March 14, 2025